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                      RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
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                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      69357C107                              PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Parkcentral Global Hub, Limited
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,589,793 shares issuable upon conversion of
                                notes and payable as shares of interest under
                                the notes (see Item 5)
  NUMBER OF           ----------------------------------------------------------
   SHARES               8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                      0
   EACH               ----------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
PERSON WITH
                                2,589,793 shares issuable upon conversion of
                                notes and payable as shares of interest under
                                the notes (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,227,638 shares (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [  ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            4.5% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.      69357C107                              PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Petrus Securities, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                637,845 shares (including 503,876 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
   NUMBER OF           ---------------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     0
    EACH               ---------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                637,845 shares (including 503,876 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,227,638 shares (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 21, 2005 by Parkcentral Global Hub, Limited, a Bermuda Company and Petrus Securities, LP, a Texas Limited Partnership (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         On December 23, 2005, the Reporting Persons entered into a Credit Agreement (the "Credit Agreement") with the Company, its wholly-owned subsidiary PRG-Schultz USA, Inc. (the "Borrower"), certain subsidiaries of the Company from time to time parties thereto, as guarantors, and Blum Strategic Partners II, L.P. (the "Collateral Agent"), as the collateral agent. In connection with the Credit Agreement, the Collateral Agent, the Company, the Borrower and certain subsidiaries of the Company entered into (x) a Pledge Agreement (the "Pledge Agreement") and (y) a Security Agreement (the "Security Agreement"). The Borrower also issued notes (the "Notes") to the Reporting Persons for the Reporting Persons' portion of the term loan made pursuant to the Credit Agreement. A copy of each of the Credit Agreement, the Pledge Agreement, the Security Agreement and the Notes is attached as an exhibit hereto and incorporated into this Item 4 by reference.

         In addition, on December 23, 2005, the Reporting Persons entered into a Restructuring Support Agreement (the "Restructuring Support Agreement") with the Company and the other members of the Ad Hoc Committee. A copy of the Restructuring Support Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 of the Schedule 13D is hereby supplemented by the following:

         The Credit Agreement, the Pledge Agreement, the Security Agreement, the Notes and the Restructuring Support Agreement are incorporated by reference into this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated December 28, 2005.

2. Credit Agreement, dated December 23, 2005, among the Reporting Persons, the Company, the Borrower, certain subsidiaries of the Company and the Collateral Agent.

3. Pledge Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the Borrower.

4. Security Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the Borrower.

5. Note, dated December 23, 2005, issued to Petrus Securities L.P.

6  Note, dated December 23, 2005, issued to Parkcentral Global Hub Limited.

7. Restructuring Support Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the other members of the Ad Hoc Committee.

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:  /s/ David Radunsky
     -------------------------
     Name:   David Radunsky
     Title:  Chief Operating Officer
             Parkcentral Capital Management, L.P.
             Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /s/ David Radunsky
     -------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated December 28, 2005.

2. Credit Agreement, dated December 23, 2005, among the Reporting Persons, the Company, the Borrower, certain subsidiaries of the Company and the Collateral Agent.

3. Pledge Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the Borrower.

4. Security Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the Borrower.

5. Note, dated December 23, 2005, issued to Petrus Securities L.P.

6  Note, dated December 23, 2005, issued to Parkcentral Global Hub Limited.

7. Restructuring Support Agreement, dated December 23, 2005, among the Reporting Persons, the Company and the other members of the Ad Hoc Committee.

                                    EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of December 28, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:  /s/ David Radunsky
     -------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer
            Parkcentral Capital Management, L.P.
            Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:  /s/ David Radunsky
     -------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer

                                   EXHIBIT 2

                                                                       EXECUTION
                                                                         VERSION





                                CREDIT AGREEMENT

                                      among

                             PRG-SCHULTZ USA, INC.,
                                  as Borrower,

                        PRG-SCHULTZ INTERNATIONAL, INC.,
                                   as Parent,

                       CERTAIN SUBSIDIARIES OF THE PARENT
                         FROM TIME TO TIME PARTY HERETO,
                                 as Guarantors,

                                       AND

              THE LENDERS IDENTIFIED ON THE SIGNATURE PAGES HERETO,
                                   as Lenders

                                       AND

                        BLUM STRATEGIC PARTNERS II, L.P.,
                             as the Collateral Agent







                          DATED AS OF DECEMBER 23, 2005

                                TABLE OF CONTENTS

                                                                           PAGE


SECTION 1 DEFINITIONS........................................................ 1
     1.1      Definitions.....................................................1
     1.2      Computation of Time Periods....................................17
     1.3      Accounting Terms...............................................17

SECTION 2 CREDIT FACILITIES..................................................18
     2.1      Term Loan......................................................18
     2.2      [Intentionally Omitted]........................................19

SECTION 3 OTHER PROVISIONS RELATING TO CREDIT FACILITIES.....................19
     3.1      Default Rate...................................................19
     3.2      [Intentionally Omitted]........................................19
     3.3      Prepayments....................................................19
     3.4      Termination the Commitment.....................................20
     3.5      Fees...........................................................20
     3.6      [Intentionally Omitted]........................................20
     3.7      [Intentionally Omitted]........................................20
     3.8      [Intentionally Omitted]........................................20
     3.9      Taxes..........................................................20
     3.10     [Intentionally Omitted]........................................21
     3.11     Payments Computations, Etc.....................................21
     3.12     Evidence of Debt...............................................22

SECTION 4 GUARANTY...........................................................22
     4.1      The Guaranty...................................................22
     4.2      Obligations Unconditional......................................22
     4.3      Reinstatement..................................................23
     4.4      Certain Additional Waivers.....................................24
     4.5      Remedies.......................................................24
     4.6      Rights of Contribution.........................................24
     4.7      Guarantee of Payment; Continuing Guarantee.....................24

SECTION 5 CONDITIONS.........................................................25
     5.1      Closing Conditions.............................................25

SECTION 6 REPRESENTATIONS AND WARRANTIES.....................................28
     6.1      Financial Condition............................................28
     6.2      No Material Change.............................................29
     6.3      Organization and Good Standing.................................29
     6.4      Power; Authorization; Enforceable Obligations..................29
     6.5      No Conflicts...................................................30
     6.6      No Default.....................................................30

     6.7      Ownership......................................................30
     6.8      Indebtedness...................................................30
     6.9      Litigation.....................................................30
     6.10     Taxes..........................................................30
     6.11     Compliance with Law............................................31
     6.12     ERISA..........................................................31
     6.13     Subsidiaries...................................................32
     6.14     Governmental Regulations, Etc..................................33
     6.15     Purpose of Loans and Letters of Credit.........................34
     6.16     Environmental Matters..........................................34
     6.17     Intellectual Property..........................................35
     6.18     Solvency.......................................................35
     6.19     Investments....................................................35
     6.20     Location of Collateral.........................................35
     6.21     Disclosure.....................................................35
     6.22     Brokers' Fees..................................................36
     6.23     Labor Matters..................................................36

SECTION 7 AFFIRMATIVE COVENANTS..............................................36
     7.1      Information Covenants..........................................36
     7.2      Preservation of Existence and Franchises.......................39
     7.3      Books and Records..............................................40
     7.4      Compliance with Law............................................40
     7.5      Payment of Taxes and Other Indebtedness........................40
     7.6      Insurance......................................................40
     7.7      Maintenance of Property........................................41
     7.8      Performance of Obligations.....................................41
     7.9      Use of Proceeds................................................41
     7.10     Audits/Inspections.............................................41
     7.11     [Intentionally Omitted]........................................42
     7.12     Additional Credit Parties......................................42
     7.13     Environmental Laws.............................................43
     7.14     Collateral.....................................................43
     7.15     Working Capital Borrowing Base.................................44
     7.16     Post-Closing Deliveries........................................44

SECTION 8 NEGATIVE COVENANTS.................................................44
     8.1      Indebtedness...................................................44
     8.2      Liens..........................................................45
     8.3      Nature of Business.............................................45
     8.4      Consolidation, Merger, Dissolution, etc........................45
     8.5      Asset Dispositions.............................................46
     8.6      Investments....................................................47
     8.7      Restricted Payments............................................47
     8.8      Transactions with Affiliates...................................47
     8.9      Fiscal Year; Organizational Documents..........................47
     8.10     Limitation on Restricted Actions...............................47

     8.11     Ownership of Subsidiaries......................................48
     8.12     Sale Leasebacks................................................48
     8.13     Capital Expenditures...........................................48
     8.14     No Further Negative Pledges....................................48
     8.15     Limitation on Foreign EBITDA...................................49
     8.16     Subordinated Debt..............................................49
     8.17     Notice under the Indenture.....................................49
     8.18     Working Capital Loan Documents.................................49

SECTION 9 EVENTS OF DEFAULT..................................................49
     9.1      Events of Default..............................................49
     9.2      Acceleration; Remedies.........................................52
     9.3      Application of Funds...........................................52

SECTION 10 MISCELLANEOUS.....................................................53
     10.1     Notices........................................................53
     10.2     Right of Set-Off; Adjustments..................................55
     10.3     Successors and Assigns.........................................55
     10.4     Expenses; Indemnification......................................56
     10.5     Amendments, Waivers and Consents...............................57
     10.6     Counterparts...................................................58
     10.7     Headings.......................................................58
     10.8     Survival.......................................................58
     10.9     Governing Law; Submission to Jurisdiction; Venue...............58
     10.10    Waiver of Jury Trial...........................................59
     10.11    Survival of Representations and Warranties.....................59
     10.12    Severability...................................................59
     10.13    Entirety.......................................................59
     10.14    Binding Effect; Termination....................................59
     10.15    Confidentiality................................................60
     10.16    Conflict.......................................................61
     10.17    USA Patriot Act Notice.........................................61

SECTION 11 COLLATERAL AGENT..................................................61
     11.1     Appointment....................................................61
     11.2     Nature of Duties...............................................62
     11.3     Rights, Exculpation, Etc.......................................62
     11.4     Reliance.......................................................63
     11.5     Indemnification................................................63
     11.6     Collateral Agent Individually..................................63
     11.7     Successor Collateral Agent.....................................64
     11.8     Collateral Matters.............................................64
     11.9     Agency for Perfection..........................................65

                                    SCHEDULES

Schedule 1.1(a)   Commitments
Schedule 1.1(b)   Investments
Schedule 1.1(c)   Liens
Schedule 6.9      Litigation
Schedule 6.10     Tax Returns
Schedule 6.13     Subsidiaries
Schedule 6.17     Intellectual Property
Schedule 6.20     Chief Executive Office/Exact Legal Name/State of Incorporation
Schedule 6.22     Broker's Fees
Schedule 7.6      Insurance
Schedule 8.1      Indebtedness

                           EXHIBITS

Exhibit A         Form of Borrowing Notice
Exhibit B         Form of Note
Exhibit C         Form of Officer's Compliance Certificate
Exhibit D         [Intentionally Omitted]
Exhibit E         Form of Joinder Agreement

                                CREDIT AGREEMENT

     THIS CREDIT AGREEMENT (this "CREDIT AGREEMENT"), dated as of December 23, 2005, is by and among PRG-SCHULTZ USA, INC., a Georgia corporation (the
"BORROWER"), PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the "PARENT"), each of the Domestic Subsidiaries of the Parent (such Domestic Subsidiaries, together with the Parent, individually a "GUARANTOR" and collectively the "GUARANTORS") and each of the Lenders identified on the signature pages hereto (each a "LENDER" and collectively, the "LENDERS") and Blum Strategic Partners II, L.P., as the collateral agent for the Lenders (in such capacity, the "COLLATERAL AGENT").

                                   WITNESSETH:

     The Borrower has asked the Lenders to extend credit to the Borrower consisting of a term loan in the aggregate principal amount of $10,000,000, the proceeds of which shall be used (i) to fund certain of the Borrower's working capital needs, provided, that in no event shall the proceeds of the Term Loan be used to make any severance payments or other similar payments to John Cook or Jack Toma and (ii) to pay transaction fees and expenses related to this Credit Agreement and the other transactions contemplated hereby. The Lenders are severally, and not jointly, willing to extend such credit to the Borrower subject to the terms and conditions hereinafter set forth.

     NOW,  THEREFORE,  IN  CONSIDERATION  of the  premises  and  other  good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties hereto agree as follows:

                                    SECTION 1

                                   DEFINITIONS

     1.1  DEFINITIONS.

     As used in this Credit Agreement, the following terms shall have the meanings specified below unless the context otherwise requires:

          "ADDITIONAL CREDIT PARTY" means each Person that becomes a Guarantor after the Closing Date by execution of a Joinder Agreement.

          "AFFILIATE" means, with respect to any Person, any other Person (i) directly or indirectly controlling or controlled by or under direct or indirect common control with such Person or (ii) directly or indirectly owning or holding five percent (5%) or more of the Capital Stock in such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, in no event shall any Lender or any Affiliate of a Lender be deemed an Affiliate of any Consolidated Party.

          "ASSET DISPOSITION" means the disposition of any or all of the assets (including without limitation the Capital Stock of a Subsidiary) of any Consolidated Party whether by sale, lease, transfer or otherwise (including pursuant to any casualty or condemnation event).

          "ATTORNEY COSTS" means and includes all reasonable and documented fees, expenses and disbursements of any law firm or other external counsel.

          "BANKRUPTCY CODE" means the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded or replaced from time to time.

          "BANKRUPTCY EVENT" means, with respect to any Person, the occurrence of any of the following with respect to such Person: (i) a court or governmental agency having jurisdiction in the premises shall enter a decree or order for relief in respect of such Person in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its Property or ordering the winding up or liquidation of its affairs; or (ii) there shall be commenced against such Person an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any case, proceeding or other action for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its Property or for the winding up or liquidation of its affairs, and such involuntary case or other case, proceeding or other action shall remain undismissed, undischarged or unbonded for a period of sixty (60) consecutive days; or (iii) such Person shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its Property or make any general assignment for the benefit of creditors; or (iv) such Person shall be unable to, or shall admit in writing its inability to, pay its debts generally as they become due.

          "BORROWER" means the Person identified as such in the Preamble, together with any permitted successors and assigns.

          "BUSINESS DAY" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

          "CAPITAL LEASE" means, as applied to any Person, any lease of any Property (whether real, personal or mixed) by that Person as lessee which, in accordance with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

          "CAPITAL STOCK" means (i) in the case of a corporation, capital stock,
     (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

          "CASH EQUIVALENTS" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition, (b) U.S. dollar denominated time deposits and certificates of deposit of (i) any Lender, (ii) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 or (iii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "APPROVED BANK"), in each case with maturities of not more than 270 days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody's and maturing within six months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States of America in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) Investments, classified in accordance with GAAP as current assets, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subdivisions (a) through (d).

          "CHANGE OF CONTROL" means the occurrence of any of the following events: (i) any Person or two or more Persons acting in concert shall have acquired "beneficial ownership," directly or indirectly, of, or shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of, control over, Voting Stock of the Parent (or other securities convertible into such Voting Stock) representing 35% or more of the combined voting power of all Voting Stock of the Parent, (ii) during any period of up to 24 consecutive months, commencing after the Closing Date, individuals who at the beginning of such 24 month period were directors of the Parent (together with any new director whose election by the Parent's Board of Directors or whose nomination for election by the Parent's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors of the Parent then in office, or (iii) the Parent shall fail to own directly 100% of the outstanding Capital Stock of the Borrower. As used herein,

     "beneficial ownership" shall have the meaning provided in Rule 13d-3 of the Securities and Exchange Commission under the Securities Act of 1934.

          "CLOSING DATE" means the date hereof.

          "CLOSING FEE" shall have the meaning assigned to such term in SECTION 3.5.

          "CODE" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as interpreted by the rules and regulations issued thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

          "COLLATERAL" means a collective reference to the collateral which is identified in, and at any time will be covered by, the Collateral Documents.

          "COLLATERAL AGENT" shall have the meaning assigned to such term in the Preamble.

          "COLLATERAL DOCUMENTS" means a collective reference to the Security Agreement, the Pledge Agreement, the Foreign Pledge Agreements and such other documents executed and delivered in connection with the attachment and perfection of the Lenders' security interests and liens arising thereunder, including without limitation, UCC financing statements and patent and trademark filings.

          "COMMITMENT" means, with respect to each Lender, the commitment of such Lender to make a portion of the Term Loan to the Borrower in the amount set forth in Schedule 1.1(a) hereto, as the same may be terminated or reduced from time to time in accordance with the terms of this Credit Agreement.

          "COMPLIANCE CERTIFICATE" means a certificate substantially in the form of EXHIBIT C.

          "CONSOLIDATED CAPITAL EXPENDITURES" means, for any period, all capital expenditures of the Consolidated Parties on a consolidated basis for such period, as determined in accordance with GAAP.

          "CONSOLIDATED EBITDA" shall have the meaning specified therefor in the Working Capital Loan Agreement.

          "CONSOLIDATED PARTIES" means a collective reference to the Parent and its Subsidiaries, and "CONSOLIDATED PARTY" means any one of them.

          "CREDIT AGREEMENT" shall have the meaning assigned to such term in the Preamble.

          "CREDIT DOCUMENTS" means a collective reference to this Credit Agreement, any Notes, each Joinder Agreement, the Collateral Documents and all other related agreements and documents issued or delivered hereunder or thereunder or pursuant hereto or thereto (in each ease as the same may be amended, modified, restated, supplemented, extended, renewed or replaced from time to time), and "CREDIT DOCUMENT" means any one of them.

          "CREDIT PARTIES" means a collective reference to the Borrower and the Guarantors, and "CREDIT PARTY" means any one of them.

          "CREDIT PARTY OBLIGATIONS" means, without duplication, all of the obligations of the Credit Parties to the Lenders and the Collateral Agent, the Notes, the Collateral Documents or any of the other Credit Documents (including, but not limited to, any interest accruing after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding).

          "DEBT ISSUANCE" means the issuance of any Indebtedness for borrowed money by any Consolidated Party other than Indebtedness permitted by
     Section 8.1.

          "DEBTOR RELIEF LAWS" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

          "DEFAULT" means any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.

          "DISCLOSURE DOCUMENT" means the quarterly report of the Parent on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2005.

          "DOLLARS" and "$" means dollars in lawful currency of the United States of America.

          "DOMESTIC   SUBSIDIARY"   means,  with  respect  to  any  Person,  any
     Subsidiary of such Person which is incorporated or organized under the laws of any State of the United States or the District of Columbia.

          "ENVIRONMENTAL LAWS" means any and all lawful and applicable Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions relating to the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

          "ENVIRONMENTAL LIABILITY" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary of the Parent directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

          "EQUITY ISSUANCE" means any issuance by any Consolidated Party to any Person which is not a Credit Party of (a) shares of its Capital Stock, (b) any shares of its Capital Stock pursuant to the exercise of options or warrants or (c) any shares of its Capital Stock pursuant to the conversion of any debt securities to equity.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto, as interpreted by the rules and regulations thereunder, all as the same may be in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

          "ERISA AFFILIATE" means an entity which is under common control with any Consolidated Party within the meaning of Section 4001(a)(14) of ERISA, or is a member of a group which includes any Consolidated Party and which is treated as a single employer under Sections 414(b) or (c) of the Code.

          "ERISA EVENT" means (i) with respect to any Plan, the occurrence of a Reportable Event or the substantial cessation of operations (within the meaning of Section 4062(e) of ERISA); (ii) the withdrawal by any Consolidated Party or any ERISA Affiliate from a Multiple Employer Plan during a plan year in which it was a substantial employer (as such term is defined in Section 4001(a)(2) of ERISA), or the termination of a Multiple Employer Plan; (iii) the distribution of a notice of intent to terminate or the actual termination of a Plan pursuant to Section 4041(a)(2) or 4041A of ERISA; (iv) the institution of proceedings to terminate or the actual termination of a Plan by the PBGC under Section 4042 of ERISA; (v) any event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (vi) the complete or partial withdrawal of any Consolidated Party or any ERISA Affiliate from a Multiemployer Plan; (vii) the conditions for imposition of a lien under Section 302(f) of ERISA exist with respect to any Plan; or (viii) the adoption of an amendment to any Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA.

          "EVENT OF DEFAULT" shall have the meaning as defined in Section 9.1.

          "EXECUTIVE OFFICER" of any Person means any of the chief executive officer, chief operating officer, president, senior vice president, chief financial officer or treasurer of such Person.

          "EXTRAORDINARY RECEIPTS" means any cash received by the Parent or any of its Subsidiaries not in the ordinary course of business (and not consisting of proceeds described in Sections 3.3(b)(ii) and (iii) hereof), including, without limitation, (i) foreign, United States, state or local tax refunds, (ii) pension plan reversions, (iii) proceeds of insurance,
     (iv) judgments, proceeds of settlements or other consideration of any kind in connection with any cause of action, (v) condemnation awards (and payments in lieu thereof), (vi) indemnity payments and (vii) any purchase price adjustment received in connection with any purchase agreement.

          "FACILITIES" shall have the meaning assigned to such term in Section 6.16.

          "FIRST TIER FOREIGN SUBSIDIARY" means each Foreign Subsidiary which is owned directly by a Credit Party.

          "FINANCIAL STATEMENTS" means the unaudited consolidated balance sheet of the Parent and its Subsidiaries as at September 30, 2005.

          "FOREIGN PLEDGE AGREEMENT" means any pledge agreement or similar document governed by laws other than the laws of the state of New York entered into by any Credit Party in favor of the Lenders, in accordance with the terms hereof, as amended, modified, restated or supplemented from time to time.

          "FOREIGN SUBSIDIARY" means, with respect to any Person, any Subsidiary of such Person which is not a Domestic Subsidiary of such Person.

          "GAAP" means generally accepted accounting principles in the United States applied on a consistent basis and subject to the terms of Section 1.3.

          "GOVERNMENTAL AUTHORITY" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

          "GUARANTORS" means the Parent, each of the Domestic Subsidiaries of the Parent (other than the Borrower), each of the Domestic Subsidiaries of the Borrower, each Additional Credit Party which has executed a Joinder Agreement, and any other Person who becomes a Guarantor, together with their successors and permitted assigns, and "GUARANTOR" means any one of them.

          "GUARANTY OBLIGATIONS" means, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (i) to purchase any such Indebtedness or any Property constituting security therefor, (ii) to advance or provide funds or other support for the payment or purchase of any such indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including without limitation keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of Indebtedness of such other Person, (iii) to lease or purchase Property, securities or services primarily for the purpose of assuring the holder of such Indebtedness, or
     (iv) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made.

          "HAZARDOUS MATERIALS" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

          "HEDGING AGREEMENTS" means any interest rate protection agreement or foreign currency exchange agreement.

          "IMMATERIAL FOREIGN SUBSIDIARY" means, at any time, any First Tier Foreign Subsidiary (i) for which the portion of Consolidated EBITDA attributable to such First Tier Foreign Subsidiary does not exceed 5% of Consolidated EBITDA for the most recently ended four fiscal quarter period and (ii) for which the portion of Consolidated EBITDA attributable to such First Tier Foreign Subsidiary, together with the portion of Consolidated EBITDA attributable to all other First Tier Foreign Subsidiaries with respect to which the Collateral Agent has not received a pledge of 66% of Capital Stock of such First Tier Foreign Subsidiaries, does not exceed 10% of Consolidated EBITDA for the most recently ended four fiscal quarter period.

          "INDEBTEDNESS" means, with respect to any Person, without duplication,
     (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of Property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person, (e) all obligations of such Person under take-or-pay or similar arrangements or under commodities agreements, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured
     by) any Lien on, or payable out of the proceeds of production from, Property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Guaranty Obligations of such Person, (h) the principal portion of all obligations of such Person under
     Capital   Leases,   (i)  all  obligations  of  such  Person  under

     Hedging Agreements, (j) commercial letters of credit and the maximum amount of all standby letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (k) the principal portion of all obligations of such Person under Synthetic Leases, (l) all preferred Capital Stock issued by such Person and which by the terms thereof could (at the request of the holders thereof or otherwise) be subject to mandatory sinking fund payments, redemption or other acceleration by a fixed date, (m) all obligations of such Person to repurchase any securities issued by such Person at any time on or prior to the Maturity Date which repurchase obligations are related to the issuance thereof, including, without limitation, obligations commonly known as residual equity appreciation potential shares, (n) the Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer to the extent such Indebtedness is recourse to such Person and (o) the aggregate amount of uncollected accounts receivable of such Person subject at such time to a sale of receivables (or similar transaction) to the extent such transaction is effected with recourse to such Person (whether or not such transaction would be reflected on the balance sheet of such Person in accordance with GAAP).

          "INDENTURE" means that certain Indenture, dated as of November 26, 2001, between the Parent and SunTrust Bank, as trustee, as amended or modified in accordance with the terms hereof and thereof.

          "INTERCREDITOR AGREEMENT" means the Intercreditor and Subordination Agreement dated as of the date hereof, by and among the Lenders, and the Working Capital Lender in form and substance satisfactory to the Lenders, as amended, restated, supplemented, modified or otherwise changed from time to time in accordance with the terms thereof.

          "INVESTMENT" means (a) the acquisition (whether for cash, property, services, assumption of indebtedness, securities or otherwise) of assets, Capital Stock, bonds, notes, debentures, partnership, joint ventures or other ownership interests or other securities of any Person or (b) any deposit with, or advance, loan or other extension of credit to, any Person (other than deposits made in connection with the purchase or lease of equipment or other assets in the ordinary course of business or the leasing of real property in the ordinary course of business) or (c) any other capital contribution to or investment in any Person, including, without limitation, any Guaranty Obligations (including any support for a letter of credit issued on behalf of such Person) incurred for the benefit of such Person.

          "JOINDER AGREEMENT" means a Joinder Agreement substantially in the form of EXHIBIT E hereto, executed and delivered by an Additional Credit Party in accordance with the provisions of Section 7.12.

          "LAWS" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

          "LENDER" or "LENDERS" shall have the meanings assigned to such terms in the Preamble.

          "LIEN" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, encumbrance, lien (statutory or otherwise), preference, priority or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any financing or similar statement or notice filed under the Uniform Commercial Code as adopted and in effect in the relevant jurisdiction or other similar recording or notice statute, and any lease in the nature thereof).

          "LOAN" or "LOANS" means the Term Loan or any portion thereof made by the Lenders to the Borrower pursuant to this Credit Agreement.

          "MATERIAL ADVERSE EFFECT" means, other than the Working Capital Acknowledged Defaults and matters disclosed in the Disclosure Document, a material adverse effect on (i) the condition (financial or otherwise), operations, business, assets, liabilities or prospects of the Parent and its Subsidiaries taken as a whole, (ii) the ability of any Credit Party to perform any material obligation under the Credit Documents to which it is a party or (iii) the material rights and remedies of the Collateral Agent or any Lender under the Credit Documents.

          "MATERIAL FOREIGN SUBSIDIARY" means, at any time, any First Tier Foreign Subsidiary of a Credit Party that is not an Immaterial Foreign Subsidiary.

          "MATURITY DATE" means the earlier of (i) August 15, 2006, and (ii) the date on which the "Transactions" as defined in the Restructuring Term Sheet shall have been substantially consummated.

          "MERIDIAN" means Meridian Corporation Limited (formerly known as Meridian VAT Corporation Limited), a company incorporated in Jersey.

          "MERIDIAN INTERNATIONAL" means Meridian VAT Processing (International) Limited, a company incorporated in Jersey.

          "MERIDIAN LOAN" means the loan by Meridian International to Meridian in an aggregate amount not to exceed approximately 12,700,000 Euros.

          "MOODY'S" means Moody's Investors Service, Inc., or any successor or assignee of the business of such company in the business of rating securities.

          "MULTIEMPLOYER PLAN" means a Plan which is a multiemployer plan as defined in Sections 3(37) or 4001(a)(3) of ERISA.

          "MULTIPLE EMPLOYER PLAN" means a Plan which any Consolidated Party or any ERISA Affiliate and at least one employer other than the Consolidated Parties or any ERISA Affiliate are contributing sponsors.

          "NET CASH PROCEEDS" means the aggregate cash proceeds received by the Consolidated Parties in respect of any Asset Disposition, Equity Issuance or Debt Issuance, net of (a) direct costs (including, without limitation, legal, accounting and investment banking fees, sales commissions and compensation related expenses) and (b) taxes paid or payable as a result thereof; it being understood that "Net Cash Proceeds" shall include, without limitation, cash received upon the sale or other disposition of any non-cash consideration received by the Consolidated Parties in any Asset Disposition, Equity Issuance or Debt Issuance.

          "NOTE" shall have the meaning specified therefor in Section 3.12.

          "NOTICE OF  BORROWING"  shall have the meaning  specified  therefor in
     Section 2.1(b).

          "OPERATING LEASE" means, as applied to any Person, any lease (including, without limitation, leases which may be terminated by the lessee at any time) of any Property (whether real, personal or mixed) which is not a Capital Lease other than any such lease in which that Person is the lessor.

          "OTHER TAXES" shall have the meaning assigned to such term in Section 3.9.

          "PARENT" means PRG-Schultz International, Inc., a Georgia corporation, together with any successors and permitted assigns.

          "PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA and any successor thereof.

          "PERMITTED INVESTMENTS" means Investments which are either (i) cash and Cash Equivalents; (ii) accounts receivable created, acquired or made by any Consolidated Party in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (iii) Investments consisting of Capital Stock, obligations, securities or other property received by any Consolidated Party in settlement of accounts receivable (created in the ordinary course of business) from bankrupt obligors; (iv) Investments existing as of the Closing Date and set forth in SCHEDULE 1.1(B); (v) Guaranty Obligations permitted by Section 8.1; (vi) advances or loans to directors, officers, employees, agents, customers or suppliers that do not exceed $500,000 in the aggregate at any one time outstanding for all of the Consolidated Parties; (vii) Investments by one Credit Party in another Credit Party (other than the Parent); (viii) Investments by the Borrower in the Parent in an amount necessary to allow the Parent to pay regularly scheduled interest payments on the Subordinated Debt; (ix) Investments in Foreign Subsidiaries of the Parent in an amount not to exceed $4,000,000 in the aggregate during the term of this Credit Agreement; PROVIDED, however, that for purposes of calculating Investments in Foreign Subsidiaries for purposes of this clause (ix), the actual aggregate Investments in Foreign Subsidiaries shall be reduced by an amount equal to cash repatriated to the United States from Meridian; (x) compensation advances to commissioned auditors made in the ordinary course of business; (xi) Investment by Meridian International in Meridian in the form of the Meridian Loan; and (xii) other loans, advances and Investments of a nature not contemplated in the foregoing subsections in an amount not to exceed $1,000,000 in the aggregate at any time outstanding.

          "PERMITTED LIENS" means:

               (i) Liens in favor of the Lender to secure the Credit Party Obligations;

               (ii) Liens (other than Liens created or imposed under ERISA) for taxes, assessments or governmental charges or levies not yet due or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

               (iii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, PROVIDED that such Liens secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

               (iv) Liens (other than Liens created or imposed under ERISA) incurred or deposits made by any Consolidated Party in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

               (v) Liens in connection with attachments or judgments (including judgment or appeal bonds) PROVIDED that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;

               (vi) easements, rights-of-way, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered Property for its intended purposes;

               (vii) Liens on Property of any Person securing purchase money Indebtedness (including Capital Leases and Synthetic Leases) of such Person to the extent permitted under Section 8.1(c), PROVIDED that any such Lien attaches to such Property concurrently with or within 90 days after the acquisition thereof;

               (viii) leases or subleases granted to others not interfering in any material respect with the business of any Consolidated Party;

               (ix) normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

               (x)  Liens  existing  as of the  Closing  Date  and set  forth on
          SCHEDULE 1.1(C); PROVIDED that (a) no such Lien shall at any time be extended to or cover any Property other than the Property subject thereto on the Closing Date and (b) the principal amount of the Indebtedness secured by such Liens shall not be extended, renewed, refunded or refinanced;

               (xi) Lien in favor of Meridian International on the Capital Stock of PRG-Schultz UK Ltd. owned by Tamebond which Lien secures the Meridian Loan;

               (xii) Liens on Property of Meridian or any of its Subsidiaries securing those obligations of Meridian or any of its Subsidiaries permitted under Section 8.1(h); and

               (xiii) Liens granted in favor of the Working Capital Lender to secure the obligations of the Credit Parties under the Working Capital Loan Documents, provided that such Liens are subject to the terms of Intercreditor Agreement or a replacement intercreditor agreement in form and substance acceptable to the Lenders.

               "PERSON" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise (whether or not incorporated) or any Governmental Authority.

               "PLAN" means any employee benefit plan (as defined in Section 3(3) of ERISA) which is covered by ERISA and with respect to which any Consolidated Party or any ERISA Affiliate is (or, if such plan were terminated at such time would under Section 4069 of ERISA be deemed to
          be) an "employer" within the meaning of Section 3(5) of ERISA.

               "PLEDGE AGREEMENT" means the pledge agreement dated as of the Closing Date executed in favor of the Collateral Agent by each of the Credit Parties, as amended, modified, restated or supplemented from time to time.

               "PROPERTY" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

               "PRO RATA SHARE" means with respect to all matters (including, without limitation, the indemnification obligations arising under
          Section 10.5), including a Lender's obligation to make a Loan constituting a portion of the Term Loan and receive payments of interest, fees, and principal with respect thereto, the percentage obtained by dividing (i) such Lender's Commitment, by (ii) the Total Commitment, PROVIDED that if the Total

          Commitment has been reduced to zero, the numerator shall be the aggregate unpaid principal amount of such Lender's portion of the Term Loan and the denominator shall be the aggregate unpaid principal amount of the Term Loan.

               "REGULATION T, U, OR X" means Regulation T, U or X, respectively, of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

               "RELATED PARTIES" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

               "REPORTABLE EVENT" means any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the notice requirement has been waived by regulation.

               "REQUIREMENT OF LAW" means, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its material property is subject.

               "REQUIRED LENDERS" means Lenders whose Pro Rata Share of the Term Loan aggregate at least 65% of the aggregate outstanding principal amount of the Term Loan.

               "RESTRICTED PAYMENT" means (i) any dividend or other payment or distribution, direct or indirect, on account of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding (including without limitation any payment in connection with any merger or consolidation involving any Consolidated Party), or to the direct or indirect holders of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding, in their capacity as such (other than dividends or distributions payable in the same class of Capital Stock of the applicable Person to any Credit Party (directly or indirectly through Subsidiaries), (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding and (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding.

               "RESTRUCTURING TERM SHEET" means the Summary of Financial Restructuring Term Sheet, dated December 23, 2005, describing an agreement in principal between the Credit Parties and a committee of holders of the notes issued by the Parent under the Indenture.

               "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or any successor or assignee of the business of such division in the business of rating securities.

               "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to any Consolidated Party of any Property, whether owned by such Consolidated Party as of the Closing Date or later acquired, which has been or is to be sold or transferred by such Consolidated Party to such Person or to any other Person from whom funds have been, or are to be, advanced by such Person on the security of such Property.

               "SECURITY AGREEMENT" means the security agreement dated as of the Closing Date executed in favor of the Collateral Agent by each of the Credit Parties, as amended, modified, restated or supplemented from time to time.

               "SHIP & DEBIT DIVISION" means the discrete unit within the Borrower responsible for providing revenue recovery services to electronic manufacturers and similar businesses.

               "SINGLE EMPLOYER PLAN" means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan or a Multiple Employer Plan.

               "SOLVENT" means, with respect to the Parent and its Subsidiaries on a consolidated basis as of a particular date, that on such date the Parent and its Subsidiaries have on a consolidated basis an enterprise value (as a going concern) in excess of their consolidated liabilities.

               "SUBORDINATED   DEBT"  means  the   Indebtedness  of  the  Parent
          evidenced by the Indenture in an aggregate principal amount not to exceed $125,000,000.

               "SUBSIDIARY" means, as to any Person at any time, (a) any corporation more than 50% of whose Capital Stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at such time, any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at such time owned by such Person directly or indirectly through Subsidiaries, and (b) any partnership, association, joint venture or other entity of which such Person directly or indirectly through Subsidiaries owns at such time more than 50% of the Capital Stock.

               "SYNTHETIC LEASE" means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an Operating Lease.

               "TAMEBOND" means Tamebond Limited, a U.K. corporation.

               "TAXES" shall have the meaning assigned to such term in Section 3.9.

               "TERM LOAN" means, collectively, the term loans made by the Lenders to the Borrower on the Closing Date pursuant to Section 2.1. The aggregate principal amount of the Term Loan as of the Closing Date is $10,000,000.

               "TOTAL COMMITMENT" means the sum of the Commitments of all the Lenders.

               "VOTING STOCK" means, with respect to any Person, Capital Stock issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

               "WHOLLY OWNED SUBSIDIARY" of any Person means any Subsidiary 100% of whose Voting Stock is at the time owned by such Person directly or indirectly through other Wholly Owned Subsidiaries.

               "WORKING CAPITAL ACKNOWLEDGED DEFAULTS" means "Acknowledged Events of Defaults", as such term is defined in the Working Capital Forbearance Agreement, amended by the Working Capital Amendment, solely to the extent such defaults are not cured or waived or the applicable provisions are not amended or otherwise changed.

               "WORKING CAPITAL AMENDMENT" shall have the meaning assigned to such term in Section 5.1(m).

               "WORKING CAPITAL BORROWING BASE" means the "Borrowing Base", as such term is defined in and calculated under the Working Capital Loan Agreement as in effect on the date hereof, including the applicable percentage (as in effect on the Closing Date) of "Eligible Receivables" and "Eligible Backlog" (as such terms are defined in the Working Capital Loan Agreement as in effect on the Closing Date) set forth in such definition of "Borrowing Base", and giving effect to any reserves (including, without limitation, the reserve for Working Capital LC Obligations) from time to time established by the Working Capital Lender against such Borrowing Base in accordance with the Working Capital Loan Agreement.

               "WORKING CAPITAL COMMITMENT" means the aggregate "Commitments", as such term is defined in the Working Capital Loan Agreement.

               "WORKING CAPITAL EVENT OF DEFAULT" means an "Event of Default", as such term is defined in the Working Capital Loan Agreement.

               "WORKING CAPITAL FACILITY" means the credit facility provided to the Borrower by the Working Capital Lender pursuant to the Working Capital Loan Documents consisting of the Working Capital Revolving Loans and the Working Capital LCs.

               "WORKING CAPITAL FORBEARANCE AGREEMENT" means the Forbearance Agreement, dated as of November 8, 2005, by and among the Borrower, the Parent and the Working Capital Lender, as amended by the Working Capital Amendment.

               "WORKING CAPITAL LC OBLIGATIONS" means, at any time and without duplication, the sum of (i) the aggregate stated amount of all issued and outstanding Working Capital LCs plus (ii) the aggregate amount of any drawing under the Working Capital LCs for which the Working Capital Lender has not been reimbursed.

               "WORKING CAPITAL LCS" means the letters of credit, or guaranties by the Working Capital Lender in respect of letters of credit, issuable under the Working Capital Loan Agreement in a maximum aggregate stated amount of $10,000,000.

               "WORKING CAPITAL LENDER" means Bank of America, N.A. and/or any other lender from time to time party to the Working Capital Loan Agreement.

               "WORKING CAPITAL LOAN AGREEMENT" means the Amended and Restated Credit Agreement, dated as of November 30, 2004, as supplemented by the Working Capital Forbearance Agreement, and as amended by the Working Capital Amendment, by and among the Credit Parties and the Working Capital Lender, as amended, restated, modified, supplemented, renewed, replaced or otherwise changed from time to time.

               "WORKING CAPITAL LOAN DOCUMENTS" means the "Credit Documents", as such term is defined in the Working Capital Loan Agreement, as amended, restated, modified, supplemented, renewed, replaced or otherwise changed from time to time pursuant to the terms of this Credit Agreement.

               "WORKING CAPITAL LOANS" means the revolving credit loans made or to be made to the Borrower by the Working Capital Lender pursuant to the Working Capital Loan Agreement.

               "WORKING CAPITAL REVOLVING COMMITMENT" means the commitment of certain Working Capital Lender to make Working Capital Loans to the Borrower and assist the Borrower with the issuance of Working Capital LCs pursuant to the Working Capital Loan Agreement in the aggregate principal amount of $30,000,000, as the same may be reduced or terminated pursuant to the Working Capital Loan Agreement.

     1.2 COMPUTATION OF TIME PERIODS.

     For purposes of computation of periods of time hereunder, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding."

     1.3 ACCOUNTING TERMS.

     Except as otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Lenders hereunder shall be prepared, in accordance with GAAP applied on a consistent basis. All calculations made for the purposes of determining compliance with this Credit Agreement shall (except as otherwise expressly provided herein) be made by application of GAAP applied on a basis consistent with the most recent annual or quarterly financial statements delivered pursuant to Section 7.1; PROVIDED, HOWEVER, if (a) the Credit Parties shall object to determining such compliance on such basis at the time of delivery of such financial statements due to any change in GAAP or the rules promulgated with respect thereto or (b) the Required Lenders shall so object in writing within 60 days after delivery of such financial statements, then such calculations shall be made on a basis consistent with the most recent financial statements delivered by the Credit Parties to the Lenders as to which no such objection shall have been made.

                                    SECTION 2

                                CREDIT FACILITIES

     2.1 TERM LOAN.

         (a) TERM LOAN. Subject to the terms and conditions hereof and in reliance upon the representations and warranties set forth herein, each Lender severally agrees to make such Lender's Pro Rata Share of the Term Loan to the Borrower on the Closing Date, in an aggregate principal amount not to exceed the amount of such Lender's Commitment. The aggregate principal amount of the Term Loan made by all Lenders on the Closing Date shall not exceed the Total Commitment. Any principal amount of the Term Loan which is repaid or prepaid may not be reborrowed.

         (b) TERM LOAN BORROWING. (i) The Borrower shall give the Lenders prior telephonic notice (immediately confirmed in writing, in substantially the form of Exhibit A hereto (the "NOTICE OF BORROWING")), not later than 1:00 p.m. (New York City time) on the date which is three (3) Business Days prior to the date of the proposed Term Loan (or such shorter period to the extent agreed to by all of the Lenders). The Notice of Borrowing shall be irrevocable and shall specify
(i) the principal amount of the proposed Term Loan, and (ii) the proposed borrowing date, which must be a Business Day, and must be the Closing Date. The Lenders may act without liability upon the basis of written, telecopied or telephonic notice believed by the Lenders in good faith to be from the Borrower (or from any Executive Officer thereof designated in writing purportedly from the Borrower to the Lenders). The Borrower hereby waives the right to dispute the Lenders' record of the terms of any such telephonic Notice of Borrowing. Each Lender shall be entitled to rely conclusively on any Executive Officer's authority to request the Term Loan on behalf of the Borrower until the Lenders receive written notice to the contrary. The Lenders shall have no duty to verify the authenticity of the signature appearing on any written Notice of Borrowing.

         (ii) The Notice of Borrowing pursuant to this Section 2.1(b) shall be irrevocable and the Borrower shall be bound to make a borrowing in accordance therewith.

         (iii) All Loans under this Credit Agreement shall be made by the Lenders simultaneously and proportionately to their Pro Rata Shares of the Total Commitment, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender's obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender's obligation to make any Loan requested hereunder, and each Lender shall be obligated to make the Loans required to be made by it by the terms of this Credit Agreement regardless of the failure by any other Lender.

         (c) REPAYMENT. The principal amount of the Term Loan shall be due and payable in full on the Maturity Date, unless accelerated sooner pursuant to
Section 9.2.

         (d) INTEREST. Subject to the provisions of Section 3.1, the Term Loan shall bear interest at a per annum rate equal to twelve percent (12%). Interest on the Term Loan shall be payable monthly in arrears on the last Business Day of each calendar month (or at such other times as may be specified herein).

     2.2 [INTENTIONALLY OMITTED]

                                   SECTION 3

                 OTHER PROVISIONS RELATING TO CREDIT FACILITIES

     3.1 DEFAULT RATE.

         Upon the occurrence, and during the continuance, of an Event of Default, the principal of and, to the extent permitted by law, interest on the Loans and any other amounts owing hereunder or under the other Credit Documents shall bear interest, payable on demand, at a per annum rate equal to 14%.

     3.2 [INTENTIONALLY OMITTED]

     3.3 PREPAYMENTS.

         (a) VOLUNTARY PREPAYMENTS. Subject to the terms of the Intercreditor Agreement, the Borrower shall have the right to prepay the Term Loan in whole or in part from time to time; PROVIDED, that (i) the Term Loan may be prepaid by the Borrower giving notice to the Lender (which may be given by telephone) no later than 11:00 a.m. (New York City time) on the date of the requested prepayment and (ii) each partial prepayment of the Term Loan shall be in a minimum principal amount of $1,000,000 and integral multiples of $1,000,000 (unless the amount of Term Loan outstanding immediately prior to such prepayment is less than $1,000,000). All prepayments under this Section 3.3(a), shall be made without premium or penalty and shall be applied to the Term Loan ratably.

         (b) MANDATORY PREPAYMENTS.

             (i) EXTRAORDINARY RECEIPTS. Subject to the terms of Intercreditor Agreement, upon the receipt by any Credit Party or any of its Subsidiaries of any Extraordinary Receipts, the Borrower shall prepay the outstanding principal of the Term Loan in an amount equal to 100% of such Extraordinary Receipts, net of any reasonable expenses incurred in collecting such Extraordinary Receipts.

             (ii) ASSET DISPOSITION. Subject to the terms of the Intercreditor Agreement, the Borrower shall immediately prepay the Term Loan in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds of any Asset Disposition (other than any Asset Disposition permitted by Section 8.5(i), (ii), (iii), (iv) or (v)) (to be applied as set forth in Section 3.3(c) below).

             (iii) EQUITY ISSUANCE. Subject to the terms of the Intercreditor Agreement, immediately upon receipt by a Credit Party or any of its

     Subsidiaries (other than the Parent) of proceeds from any Equity Issuance, the Borrower shall prepay the Term Loan in an aggregate amount equal to 100% of the Net Cash Proceeds of such Equity Issuance to the Lenders (such prepayment to be applied as set forth in Section 3.3(c) below).

             (iv) DEBT ISSUANCE. Subject to the terms of the Intercreditor Agreement, immediately upon receipt by a Credit Party or any of its Subsidiaries of proceeds from any Debt Issuance, the Borrower shall prepay the Term Loan in an aggregate amount equal to 100% of the Net Cash Proceeds of such Debt Issuance to the Lenders (such prepayment to be applied as set forth in Section 3.3(c) below).

             (v) WORKING CAPITAL ACCELERATION. The Borrower will immediately prepay the outstanding principal amount of the Term Loan in the event that the Working Capital Commitment or the Working Capital Loan Documents are terminated as a result of an acceleration of the indebtedness thereunder (it being agreed that the maturity of the Working Capital Facility solely in accordance with its terms and without further action by the Working Capital Lender (e.g., upon its scheduled maturity date) shall not constitute an acceleration).

         (c) APPLICATION OF MANDATORY PREPAYMENTS. All amounts required to be paid pursuant to Section 3.3(b) shall be applied to repay the Term Loan ratably. All prepayments under this Section 3.3(c) shall be subject to Section 3.11.

     3.4 TERMINATION THE COMMITMENT. The Total Commitment shall terminate at 5:00 p.m. (New York City time) on the Closing Date.

     3.5 FEES. On or prior to the Closing Date, the Borrower shall pay to the Lenders, in accordance with their respective Pro Rata Shares, a non-refundable closing fee (the "CLOSING FEE") equal to $225,000, which shall be deemed fully earned when paid.

     3.6 [INTENTIONALLY OMITTED]

     3.7 [INTENTIONALLY OMITTED]

     3.8 [INTENTIONALLY OMITTED]

     3.9 TAXES.

     (a) Any and all payments by any Credit Party to or for the account of any Lender hereunder or under any other Credit Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and all liabilities with respect thereto, EXCLUDING taxes imposed on or measured by such Lender's overall net income, and franchise or similar taxes imposed on such Lender (in lieu of, or in addition to, net income taxes), by the jurisdiction (or any political subdivision thereof) under the Laws of which such Lender is organized or maintains a lending office (all such non-excluded taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and liabilities being hereinafter referred to as "TAXES"). If any

Credit Party shall be required by any Laws to deduct any Taxes from or in respect of any sum payable under any Credit Document to any Lender, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), such Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Credit Party shall make such deductions, (iii) such Credit Party shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Laws, and (iv) within thirty days after the date of such payment, such Credit Party shall furnish to such Lender the original or a certified copy of a receipt evidencing payment thereof or, if no such receipt is available, other evidence of payment reasonably satisfactory to such Lender.

         (b) In addition, the Borrower agrees to pay any and all present or future stamp, count or documentary taxes and any other excise or property taxes or charges or similar levies which arise from any payment made under any Credit Document or from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Credit Document (hereinafter referred to as "OTHER TAXES").

         (c) The Borrower agrees to indemnify each Lender for (i) the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section) paid by such Lender, and (ii) any liability (including additions to tax, penalties, interest and expenses) arising therefrom or with respect thereto, in each case whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Payment under this subsection (c) shall be made within thirty days after the date such Lender makes a demand therefor.

     3.10 [INTENTIONALLY OMITTED]

     3.11 PAYMENTS COMPUTATIONS, ETC.

     Except as otherwise specifically provided herein, all payments hereunder shall be made to the Lenders in Dollars in immediately available funds, without condition or deduction for any counterclaim, defense, recoupment or setoff not later than 2:00 p.m. (New York City time) on the date when due. Payments received after such time shall be deemed to have been received on the next succeeding Business Day. Each Lender may (but shall not be obligated to) debit the amount of any such payment which is not made by such time to any ordinary deposit account of the Borrower or any other Credit Party maintained with such Lender (with notice to the Borrower or such other Credit Party). The Borrower shall, at the time it makes any payment under this Credit Agreement, specify to the Lenders the Loans, the Closing Fee, interest or other amounts payable by the Borrower hereunder to which such payment is to be applied. Whenever any payment hereunder shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day (subject to accrual of interest and the Closing Fee for the period of such extension). All computations of interest and fees shall be made on the basis of actual number of days elapsed over a year of 360 days. Interest shall accrue from and include the date of borrowing, but exclude the date of payment.

     3.12 EVIDENCE OF DEBT.

     The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender in the ordinary course of business. The accounts or records maintained by such Lender shall be prima facie evidence of the existence of the amount of the Loans made by such Lender to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Credit Party Obligations. The Borrower shall execute and deliver to such Lender a promissory note, which shall evidence such Lender's Pro Rata Share of the Term Loan in addition to such accounts or records. Each promissory note shall be in the form of EXHIBIT B (each a "NOTE" and, collectively, the "NOTES"). The Lenders may attach schedules to the Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

                                    SECTION 4

                                    GUARANTY

     4.1 THE GUARANTY.

     Each of the Guarantors hereby jointly and severally guarantees to each Lender, as primary obligor and not as surety, the prompt payment of the Credit Party Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Credit Party Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Credit Party Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) in accordance with the terms of such extension or renewal.

     Notwithstanding any provision to the contrary contained herein or in any other Credit Documents, the obligations of each Guarantor under this Credit Agreement and the other Credit Documents shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under the Debtor Relief Laws or any comparable provisions of any applicable state law.

     4.2 OBLIGATIONS UNCONDITIONAL.

     The obligations of the Guarantors under Section 4.1 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Credit Documents or any other agreement or instrument referred to therein, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Credit Party Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this
Section 4.2 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Borrower or any other Guarantor for amounts paid under this Section 4 until such time as all Lenders have been paid in full and the Credit Agreement shall have been terminated and no Person or Governmental Authority shall have any right to request any return or reimbursement of funds from the Lenders in connection with monies received under the Credit Documents. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor hereunder which shall remain absolute and unconditional as described above:

         (a) at any time or from time to time without notice to any Guarantor, the time for any performance of or compliance with any of the Credit Party Obligations shall be extended, or such performance or compliance shall be waived;

         (b) any of the acts mentioned in any of the provisions of any of the Credit Documents or any other agreement or instrument referred to in the Credit Documents shall be done or omitted;

         (c) the maturity of any of the Credit Party Obligations shall be accelerated, or any of the Credit Party Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Credit Documents or any other agreement or instrument referred to in the Credit
Documents shall be waived or any other guarantee of any of the Credit Party Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

         (d) any Lien granted to, or in favor of, the Lenders as security for any of the Credit Party Obligations shall fail to attach or be perfected; or

         (e) any of the Credit Party Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor).

     With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Lenders exhaust any right, power or remedy or proceed against any Person under any of the Credit Documents or any other agreement or instrument referred to in the Credit Documents, or against any other Person under any other guarantee of, or security for, any of the Credit Party Obligations.

     4.3 REINSTATEMENT.

     The obligations of the Guarantors under this Section 4 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Credit Party Obligations is rescinded or must be otherwise restored by any holder of any of the Credit Party Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and each Guarantor agrees that it will indemnify each Lender and the Collateral Agent on demand for all reasonable costs and expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by such Lender and the Collateral Agent in connection with such rescission or restoration, including any such reasonable costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

     4.4 CERTAIN ADDITIONAL WAIVERS.

     Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Credit Party Obligations, except through the exercise of rights of subrogation pursuant to Section 4.2 and through the exercise of rights of contribution pursuant to Section 4.6.

     4.5 REMEDIES.

     The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Lenders, on the other hand, the Credit Party Obligations may be declared to be forthwith due and payable as provided in Section 9.2 (and shall be deemed to have become automatically due and payable in the circumstances provided in said Section 9.2) for purposes of
Section 4.1 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Credit Party Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Credit Party Obligations being deemed to have become automatically due and payable), the Credit Party Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 4.1. The Guarantors acknowledge and agree that their obligations hereunder are secured in accordance with the terms of the Security Agreement, the Pledge Agreement and the other Collateral Documents and that each Lender may exercise its remedies thereunder in accordance with the terms thereof.

     4.6 RIGHTS OF CONTRIBUTION.

     The Guarantors hereby agree as among themselves that, in connection with payments made hereunder, each Guarantor shall have a right of contribution from each other Guarantor in accordance with applicable Law. Such contribution rights shall be subordinate and subject in right of payment to the Credit Party
Obligations until such time as the Credit Party Obligations have been irrevocably paid in full and the commitments relating thereto shall have expired or been terminated, and none of the Guarantors shall exercise any such contribution rights until the Credit Party Obligations have been irrevocably paid in full and the commitments relating thereto shall have expired or been terminated.

     4.7 GUARANTEE OF PAYMENT; CONTINUING GUARANTEE.

     The guarantee in this Section 4 is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Credit Party Obligations whenever arising.

                                    SECTION 5

                                   CONDITIONS

     5.1 CLOSING CONDITIONS.

     The obligation of each Lender to enter into this Credit Agreement and to make its Pro Rata Share of the Term Loan, shall be subject to satisfaction or waiver of the following conditions (in form and substance acceptable to such Lender in its reasonable discretion):

         (a) EXECUTED CREDIT DOCUMENTS. Receipt by the Lenders of duly executed copies of: (i) this Credit Agreement, (ii) the Notes, (iii) the Collateral Documents (other than the Foreign Pledge Agreements), (iv) the Intercreditor
Agreement and (v) all other Credit Documents, each in form and substance acceptable to each Lender in its reasonable discretion.

         (b) CORPORATE DOCUMENTS. Receipt by the Lenders of the following:

             (i)  CHARTER  DOCUMENTS.  Copies of  the articles  or  certificates of incorporation or other charter documents (collectively, "ORGANIZATIONAL DOCUMENTS") of the Borrower and the Parent certified to be true and complete as of a recent date by the appropriate
         Governmental Authority of the state or other jurisdiction of its incorporation and copies of all Organizational Documents of all Credit Parties certified by a secretary or assistant secretary of such Credit Party to be true and correct as of the Closing Date.

             (ii)  BYLAWS.  A copy  of  the   bylaws   of  each    Credit  Party
         certified by a secretary or assistant secretary of such Credit Party to be true and correct as of the Closing Date.

             (iii) RESOLUTIONS. Copies of resolutions of the Board of Directors of each Credit Party approving and adopting the Credit Documents to which it is a party, the transactions contemplated therein and authorizing execution and delivery thereof, certified by a secretary or assistant secretary of such Credit Party to be true and correct and in force and effect as of the Closing Date.

             (iv) GOOD STANDING. Copies of certificates of good standing, existence or its equivalent with respect to the Borrower and the Parent certified as of a recent date by the appropriate Governmental Authorities of the state or other jurisdiction of incorporation.

             (v) INCUMBENCY. An incumbency certificate of each Credit Party certified by a secretary or assistant secretary to be true and correct as of the Closing Date.

         (c) [Intentionally Omitted]

         (d) OPINIONS OF COUNSEL. The Lenders shall have received a legal opinion in form and substance reasonably satisfactory to the Lenders dated as of the Closing Date from counsel to the Credit Parties.

         (e) PERSONAL PROPERTY COLLATERAL. The Lenders shall have received:

             (i) searches of Uniform Commercial Code filings in the jurisdiction of the chief executive office of each Credit Party and, if requested, each jurisdiction where any Collateral is located or where a filing would need to be made in order to perfect the Lenders' security interest in the Collateral (it being understood and agreed that liens are not to be perfected with respect to personal property located in certain field offices), copies of the financing statements on file in such jurisdictions and evidence that no Liens exist other than Permitted Liens;

             (ii) duly authorized UCC financing statements for each appropriate jurisdiction as is necessary, in the Lenders' reasonable discretion, to perfect the Collateral Agent's security interest in the Collateral;

             (iii) searches of ownership of intellectual property in the appropriate governmental offices and such patent/trademark/copyright filings as requested by the Lenders in order to perfect the Collateral Agent's security interest in the Collateral;

             (iv) copies of all stock certificates evidencing the Capital Stock pledged to the Collateral Agent pursuant to the Pledge Agreement, together with copies of the duly executed in blank, undated stock powers and other instruments of transfer attached thereto (unless, with respect to the pledged Capital Stock of any Foreign Subsidiary, such stock powers are deemed unnecessary by the Lenders in their reasonable discretion under the law of the jurisdiction of incorporation of such Person), PROVIDED that the originals of such promissory notes, stock certificates, stock powers and other instruments of transfer shall have been delivered to the Working Capital Lender and held by it as bailee for the Lenders, subject to the terms of Intercreditor Agreement;

             (v)  such   patent/trademark/copyright  filings  as   requested  by
         the Lenders in order to perfect the Collateral Agent's security interest in the Collateral; and

             (vi) duly executed consents as are necessary, in the Lenders' sole discretion, to perfect the Collateral Agent's security interest in the Collateral.

         (f) PRIORITY OF LIENS. The Lenders shall have received satisfactory evidence that (i) the Collateral Agent holds a perfected, first priority Lien on all Collateral (subject in priority solely to the Liens in favor of the Working Capital Lender) and (ii) none of the Collateral is subject to any other Liens other than Permitted Liens.

         (g) [Intentionally Omitted]

         (h) MATERIAL ADVERSE EFFECT. Except for the Working Capital Acknowledged Defaults and as otherwise disclosed in the Disclosure Documents, no material adverse change shall have occurred since September 30, 2005 in the condition (financial or otherwise), business, assets, operations, management or prospects of the Consolidated Parties taken as a whole.

         (i) LITIGATION. There shall not exist any pending or threatened action, suit, investigation or proceeding against a Consolidated Party that could reasonably be expected to have a Material Adverse Effect.

         (j) OFFICER'S CERTIFICATES. The Lenders shall have received a certificate or certificates executed by an Executive Officer of the Borrower as of the Closing Date stating that (A) each Credit Party is in compliance with all existing financial obligations (other than the Working Capital Acknowledged Events of Default), (B) all material governmental, shareholder and third party consents and approvals, if any, necessary in connection with respect to the Credit Documents and the transactions contemplated thereby have been obtained,
(C) no action, suit, investigation or proceeding is pending or, to the knowledge of such Executive Officer, threatened in any court or before any arbitrator or governmental instrumentality that purports to affect any Credit Party or any transaction contemplated by the Credit Documents, if such action, suit, investigation or proceeding could reasonably be expected to have a Material Adverse Effect, and (D) immediately after giving effect to this Credit
Agreement, the other Credit Documents and all the transactions contemplated therein to occur on such date, (1) the Parent and its Subsidiaries, taken as a whole, are Solvent, (2) no Default or Event of Default exists, (3) all representations and warranties contained herein and in the other Credit
Documents  are  true  and  correct  in  all  material   respects   (unless  such
representation or warranty was made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date), (4) the Credit Parties are in compliance with each of the financial covenants set forth in Section 7.11 of the Working Capital Loan Agreement, and
(5) except for the Working Capital Acknowledged Defaults, no Working Capital Event of Default exists.

         (k) FEES AND EXPENSES. Payment by the Credit Parties of all fees and expenses owed by them to the Lenders.

     (l) REPRESENTATIONS AND WARRANTIES; NO EVENT OF DEFAULT. The following statements shall be true and correct: (i) the representations and warranties contained in Section 6 and in each other Credit Document, certificate or other writing delivered to the Collateral Agent and the Lenders or pursuant hereto or thereto on or prior to the Closing Date are true and correct on and as of the Closing Date as though made on and as of such date (unless such representation or warranty was made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date), (ii) no Default or Event of Default shall have occurred and be continuing on the Closing Date or would result from this Credit Agreement or the other Credit Documents becoming effective in accordance with its or their respective terms and (iii) except for the Working Capital Acknowledged Defaults, no "default", "event of default" or similar event shall have occurred and be continuing, and no forbearance from exercising remedies in respect thereof shall exist, on the Closing Date under any Working Capital Loan Document or the Indenture or would result from this Credit Agreement or the other Credit Documents becoming effective in accordance with its or their respective terms.

         (m) AMENDMENT TO WORKING CAPITAL LOAN AGREEMENT. The Lenders shall have been satisfied with the amendment to Working Capital Loan Agreement and the Working Capital Forbearance Agreement permitting the transactions contemplated under this Credit Agreement and a copy of such amendment shall be certified on behalf of the Borrower by an Executive Officer (the "WORKING CAPITAL AMENDMENT").

         (n) WORKING CAPITAL LOAN DOCUMENTS; INDENTURE. The Lenders shall have received copies of the Working Capital Loan Documents, the Indenture and the other documents related thereto, in each case, as in effect on the Closing Date, certified as true, complete and correct copies thereof by an Executive Officer of the Borrower, together with a certificate of an Executive Officer of the Borrower stating that such agreements remain in full force and effect.

         (o) DUE DILIGENCE. Each Lender shall have completed its legal due diligence with respect to each Credit Party and the Collateral and the results thereof shall be reasonably acceptable to each Lender in its sole discretion. Without limiting the foregoing, each Lender and its counsel shall have (i) completed a review of all ERISA, environmental, tax, regulatory, material permits, accounting, litigation, material contracts and labor matters, (ii) completed a review of all Working Capital Loan Documents, in each case of clauses (i) and (ii) above, the results of which shall be reasonably satisfactory to such Lender.

         (p) RESTRUCTURING TERM SHEET. The Lenders shall been satisfied in their sole reasonable discretion with the terms of the Restructuring Term Sheet.

         (q) INTEREST PAYMENT UNDER THE INDENTURE. The Lenders shall have received satisfactory evidence that the interest payment due under the Indenture shall have been made.

         (r) OTHER. Receipt by the Lenders of such other documents, instruments, agreements or information as reasonably requested by the Lenders, including, but not limited to, information regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership and contingent liabilities of the Consolidated Parties.

                                   SECTION 6

                         REPRESENTATIONS AND WARRANTIES

     The Credit Parties hereby represent to the Lenders that:

     6.1 FINANCIAL CONDITION.

     The Financial Statements delivered to the Lenders (i) have been prepared in accordance with GAAP and (ii) present fairly (on the basis disclosed in the footnotes to such financial statements) the consolidated financial condition, results of operations and cash flows of the Consolidated Parties as of such date and for such periods.

     6.2 NO MATERIAL CHANGE.

     Since September 30, 2005 (a) there has been no development or event relating to or affecting a Consolidated Party which has had or could reasonably be expected to have a Material Adverse Effect and (b) except as otherwise permitted under this Credit Agreement, no dividends or other distributions have been declared, paid or made upon the Capital Stock in a Consolidated Party nor has any of the Capital Stock in a Consolidated Party been redeemed, retired, purchased or otherwise acquired for value.

     6.3 ORGANIZATION AND GOOD STANDING.

     Each of the Consolidated Parties (a) is duly organized, validly existing and is in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has the corporate or other necessary power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged and (c) is duly qualified as a foreign entity and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, other than in the case of clauses (a) (other than with respect to the Borrower) (b) and (c) where such failures could not be reasonably expected to have a Material Adverse Effect.

     6.4 POWER; AUTHORIZATION; ENFORCEABLE OBLIGATIONS.

     Each of the Credit Parties has the corporate or other necessary power and authority, and the legal right, to make, deliver and perform the Credit
Documents to which it is a party, and in the case of the Borrower, to obtain extensions of credit hereunder, and has taken all necessary corporate action to authorize the borrowings and other extensions of credit on the terms and conditions of this Credit Agreement and to authorize the execution, delivery and performance of the Credit Documents to which it is a party. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of any Credit Party in connection with the borrowings or other extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of the Credit Documents to which such Credit Party is a party, except (i) for filings to perfect the Liens created by the Collateral Documents, (ii) for consents, authorizations, notices or similar acts which will be obtained on or before, and are in full force and effect as of, the Closing Date or (iii) where the failure to obtain such consents, authorizations or notices or make such similar acts is immaterial. This Credit Agreement has been, and each other Credit Document to which any Credit Party is a party will be, duly executed and delivered on behalf of the Credit Parties.
This Credit Agreement constitutes, and each other Credit Document to which any Credit Party is a party when executed and delivered will constitute, a legal, valid and binding obligation of such Credit Party enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

     6.5 NO CONFLICTS.

     Neither the execution and delivery of the Credit Documents, nor the consummation of the transactions contemplated therein, nor performance of and compliance with the terms and provisions thereof by such Credit Party will (a) violate or conflict with any provision of its articles or certificate of incorporation or bylaws or other organizational or governing documents of such Person, (b) violate, contravene or materially conflict with any Requirement of Law or any other law, regulation (including, without limitation, Regulation U or Regulation X), order, writ, judgment, injunction, decree or permit applicable to it, (c) violate, contravene or conflict with contractual provisions of, or cause an event of default under, any Working Capital Loan Documents, any indenture (including, to the extent applicable, the Indenture), loan agreement, mortgage, deed of trust, contract or other agreement or instrument to which it is a party or by which it may be bound, the violation of which could reasonably be expected to have a Material Adverse Effect, or (d) result in or require the creation of any Lien (other than those contemplated in or created in connection with the Credit Documents) upon or with respect to its properties.

     6.6 NO DEFAULT.

     No Consolidated Party is in default in any respect under any contract, lease, loan agreement, indenture (including, to the extent applicable, the Indenture after giving effect to the interest payment with the proceeds of the Term Loan), mortgage, security agreement, Working Capital Loan Document (other than the Working Capital Acknowledged Defaults) or other agreement or obligation to which it is a party or by which any of its properties is bound which default could have a Material Adverse Effect. No Default or Event of Default has occurred or exists except as previously disclosed in writing to the Lenders.

     6.7 OWNERSHIP.

     Each Consolidated Party is the owner of, and has good and marketable title to, all of its respective assets material to the conduct of its business and none of such assets is subject to any Lien other than Permitted Liens.

     6.8 INDEBTEDNESS.

     Except as otherwise permitted under Section 8.1, the Consolidated Parties have no Indebtedness.

     6.9 LITIGATION.

     Except as provided on SCHEDULE 6.9, there are no actions, suits or legal, equitable, arbitration or administrative proceedings, pending or, to the knowledge of any Credit Party, threatened against any Consolidated Party which could reasonably be expected to have a Material Adverse Effect.

     6.10 TAXES.

     Each Consolidated Party has filed, or caused to be filed (except for those tax returns identified on SCHEDULE 6.10), all tax returns (federal, state, local and foreign) required to be filed and paid (a) all amounts of taxes shown thereon to be due (including interest and penalties) and (b) all other taxes, fees, assessments and other governmental charges (including mortgage recording taxes, documentary stamp taxes and intangibles taxes) owing by it, except for such taxes (i) which are not yet delinquent or (ii) that are being contested in good faith and by proper proceedings, and against which adequate reserves are being maintained in accordance with GAAP. No Credit Party is aware as of the Closing Date of any proposed tax assessments against it or any other Consolidated Party.

     6.11 COMPLIANCE WITH LAW.

     Each Consolidated Party is in compliance with all Requirements of Law and all other laws, rules, regulations, orders and decrees (including without limitation Environmental Laws) applicable to it, or to its properties, unless such failure to comply could reasonably be expected to have a Material Adverse Effect.

     6.12 ERISA.

         (a) During the five-year period prior to the date on which this representation is made or deemed made: (i) no ERISA Event has occurred, and, to the best knowledge of the Credit Parties, no event or condition has occurred or exists as a result of which any ERISA Event could reasonably be expected to occur, with respect to any Plan; (ii) no "accumulated funding deficiency," as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, has occurred with respect to any Plan; (iii) each Plan has been maintained, operated, and funded in material compliance with its own terms and in material compliance with the provisions of ERISA, the Code, and any other applicable federal or state laws; and (iv) no Lien in favor of the PBGC or a Plan has arisen or is reasonably likely to arise on account of any Plan.

         (b) The actuarial present value of all "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA), whether or not vested, under each Single Employer Plan, as of the last annual valuation date prior to the date on which this representation is made or deemed made (determined, in each case, in accordance with Financial Accounting Standards Board Statement 87, utilizing the actuarial assumptions used in such Plan's most recent actuarial valuation report), did not exceed as of such valuation date the fair market value of the assets of such Plan.

         (c) Neither any Consolidated Party nor any ERISA Affiliate has incurred, or, to the best knowledge of the Credit Parties, could be reasonably expected to incur, any withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan. Neither any Consolidated Party nor any ERISA Affiliate would become subject to any withdrawal liability under ERISA if any Consolidated Party or any ERISA Affiliate were to withdraw completely from all Multiemployer Plans and Multiple Employer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made. Neither any Consolidated Party nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA), is insolvent (within the meaning of Section 4245 of ERISA), or has been terminated (within the meaning of Title IV of ERISA), and no Multiemployer Plan is, to the best knowledge of the Credit Parties, reasonably expected to be in reorganization, insolvent, or terminated.

         (d) No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility has occurred with respect to a Plan which has subjected or may subject any Consolidated Party or any ERISA Affiliate to any material liability under Sections 406, 409, 502(i), or 502(l) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which any Consolidated Party or any ERISA Affiliate has agreed or is required to indemnify any Person against any such material liability.

         (e) Neither any Consolidated Party nor any ERISA Affiliates has any material liability with respect to "expected post-retirement benefit obligations" within the meaning of the Financial Accounting Standards Board Statement 106. Each Plan which is a welfare plan (as defined in Section 3(1) of ERISA) to which Sections 601-609 of ERISA and Section 4980B of the Code apply has been administered in compliance in all material respects of such sections.

         (f) Neither the execution and delivery of this Credit Agreement nor the consummation of the financing transactions contemplated thereunder will involve any transaction which is subject to the prohibitions of Sections 404, 406 or 407 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code. The representation by the Credit Parties in the preceding sentence is made in reliance upon and subject to the accuracy of the Lenders' representation in Section 10.16 with respect to its source of funds and is subject, in the event that the source of the funds used by the Lenders in connection with this transaction is an insurance company's general asset account, to the application of Prohibited Transaction Class Exemption 95-60, 60 Fed. Reg. 35,925 (1995), compliance with the regulations issued under Section 401(c)(1)(A) of ERISA, or the issuance of any other prohibited transaction exemption or similar relief, to the effect that assets in an insurance company's general asset account do not constitute assets of an "employee benefit plan" within the meaning of Section 3(3) of ERISA of a "plan" within the meaning of
Section 4975(e)(1) of the Code.

     6.13 SUBSIDIARIES.

     Set forth on SCHEDULE 6.13 is a complete and accurate list of all Subsidiaries of each Consolidated Party. Information on SCHEDULE 6.13 includes jurisdiction of incorporation or organization, the number of shares of each class of Capital Stock outstanding, the number and percentage of outstanding shares of each class owned (directly or indirectly) by such Consolidated Party; and the number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto. The outstanding Capital Stock of all such Subsidiaries is validly issued, fully paid and non-assessable and is owned by each such Consolidated Party, directly or indirectly, free and clear of all Liens (other than those arising under or contemplated in connection with the Credit Documents). Other than as set forth in SCHEDULE 6.13, no Consolidated Party has outstanding any securities convertible into or exchangeable for its Capital Stock nor does any such Person have outstanding any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to its Capital Stock. SCHEDULE 6.13 may be updated from time to time by the Borrower by giving written notice thereof to the Lenders as to any changes after the Closing Date.

     6.14 GOVERNMENTAL REGULATIONS, ETC.

         (a) No proceeds of the Loans will be used, directly or indirectly, in any manner that would constitute a violation of Regulation T, Regulation U or Regulation X. "Margin stock" within the meaning of Regulation U does not constitute more than 25% of the value of the consolidated assets of the Consolidated Parties. None of the transactions contemplated by this Credit Agreement (including, without limitation, the direct or indirect use of the proceeds of the Loans) will violate or result in a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or regulations issued pursuant thereto, or Regulation T, U or X. If requested by a Lender, the Borrower will furnish to such Lender a statement to the effect of the foregoing sentences in conformity with the requirements of FR Form U-1 referred to in Regulation U or any other comparable form.

         (b) No Consolidated Party is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act or the Investment Company Act of 1940, each as amended. In addition, no Consolidated Party is (i) an "investment company" registered or required to be registered under the Investment Company Act of 1940, as amended, or controlled by such a company, or
(ii) a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

         (c) No director, executive officer or principal shareholder of any Consolidated Party is a director, executive officer or principal shareholder of any Lender. For the purposes hereof the terms "director", "executive officer" and "principal shareholder" (when used with reference to a Lender) have the respective meanings assigned thereto in Regulation O issued by the Board of Governors of the Federal Reserve System.

         (d) Except where the failure to have or hold any such item would not have a Material Adverse Effect, each Consolidated Party has obtained and holds in full force and effect, all franchises, licenses, permits, certificates, authorizations, qualifications, accreditations, easements, rights of way and other rights, consents and approvals which are necessary for the ownership of its respective Property and to the conduct of its respective businesses as presently conducted.

         (e) No Consolidated Party is in violation of any applicable statute, regulation or ordinance of the United States of America, or of any state, city, town, municipality, county or any other jurisdiction, or of any agency thereof (including without limitation, environmental laws and regulations), which violation could reasonably be expected to have a Material Adverse Effect.

         (f) Each Consolidated Party is current with all material reports and documents, if any, required to be filed with any state or federal securities commission or similar agency and is in full compliance in all material respects with all applicable rules and regulations of such commissions.

     6.15 PURPOSE OF LOANS AND LETTERS OF CREDIT.

     The  proceeds of the Loans  hereunder  shall be used solely by the Borrower
(i) to fund certain of the Borrower's working capital needs, provided, that in no event shall the proceeds of the Term Loan be used to make any severance payments or other similar payments to John Cook or Jack Toma and (ii) to pay transaction fees and expenses related to the Credit Agreement and other transactions contemplated hereby, including the proposed recapitalization of its outstanding debt.

     6.16 ENVIRONMENTAL MATTERS.

     Except where failure to comply could not reasonably be expected to have a Material Adverse Effect;

         (a) Each of the facilities and properties owned, leased or operated by the Consolidated Parties (the "Facilities") and all operations at the Facilities are in compliance with all applicable Environmental Laws, and there is no violation of any Environmental Law with respect to the Facilities or the businesses operated by the Consolidated Parties (the "BUSINESSES"), and there are no conditions relating to the Businesses or Facilities that would be reasonably likely to give rise to liability under any applicable Environmental Laws.

         (b) None of the Facilities contains, or has previously contained, any Hazardous Materials at, on or under the Facilities in amounts or concentrations that constitute or constituted a violation of, or would be reasonably likely to give rise to liability under, Environmental Laws.

         (c) No Consolidated Party has received any written or verbal notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Facilities or the Businesses, nor does any Consolidated Party have knowledge or reason to believe that any such notice will be received or is being threatened.

         (d) Hazardous Materials have not been transported or disposed of from the Facilities, or generated, treated, stored or disposed of at, on or under any of the Facilities or any other location, in each case by or on behalf of the Borrower or any Subsidiary of the Parent in violation of, or in a manner that would be reasonably likely to give rise to liability under, any applicable Environmental Law.

         (e) No judicial proceeding or governmental or administrative action is pending or, to the best knowledge of any Credit Party, threatened, under any Environmental Law to which any Consolidated Party is or will be named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Consolidated Parties, the Facilities or the Businesses.

         (f) There has been no release or, threat of release of Hazardous Materials by the Borrower or its Subsidiaries at or from the Facilities, or arising from or related to the operations (including, without limitation, disposal) of the Borrower or any Subsidiary of the Parent in connection with the Facilities or otherwise in connection with the Businesses, in violation of or in amounts or in a manner that would be reasonably likely to give rise to liability under Environmental Laws.

     6.17 INTELLECTUAL PROPERTY.

     Each Consolidated Party owns, or has the legal right to use, all trademarks, tradenames, copyrights, technology, know-how and processes (the "INTELLECTUAL PROPERTY") necessary for each of them to conduct its business as currently conducted except for those the failure to own or have such legal right to use could not reasonably be expected to result in a Material Adverse Effect. Set forth on SCHEDULE 6.17 is a list of all Intellectual Property owned by each Consolidated Party or that any Consolidated Party has the right to use. Except as provided on SCHEDULE 6.17, no claim has been asserted and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does any Credit Party know of any such claim, and to the Credit Parties' knowledge the use of such Intellectual Property by any Consolidated Party does not infringe on the rights of any Person, except for such claims and infringements that, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. SCHEDULE 6.17 may be updated from time to time by the Borrower by giving written notice to the Lenders as to any changes after the Closing Date.

     6.18 SOLVENCY.

     The Parent and its Subsidiaries, taken as a whole, are and, after consummation of the transactions contemplated by this Credit Agreement, will be Solvent.

     6.19 INVESTMENTS.

     All Investments of each Consolidated Party are Permitted Investments.

     6.20 LOCATION OF COLLATERAL.

     Set forth on SCHEDULE 6.20 is the exact legal name, jurisdiction of incorporation or organization and chief executive office of each Credit Party.
SCHEDULE 6.20 may be updated from time to time by the Borrower by written notice to the Lenders.

     6.21 DISCLOSURE.

     Neither this Credit Agreement nor any financial statements delivered to the Lenders nor any other document, certificate or statement furnished to the Collateral Agent or the Lenders by or on behalf of any Consolidated Party in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein not misleading.

     6.22 BROKERS' FEES.

     Except as disclosed on Schedule 6.22, Consolidated Party has any obligation to any Person in respect of any finder's, broker's, investment banking or other similar fee in connection with any of the transactions contemplated under the Credit Documents.

     6.23 LABOR MATTERS.

     There are no collective bargaining agreements or Multiemployer Plans covering the employees of a Consolidated Party as of the Closing Date and none of the Consolidated Parties has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five years.

                                   SECTION 7

                              AFFIRMATIVE COVENANTS

     Each Credit Party hereby covenants and agrees that, so long as this Credit Agreement is in effect or any amounts payable hereunder or under any other Credit Document (other than indemnification claims not yet asserted) shall remain outstanding and until all the Credit Documents shall have terminated:

     7.1 INFORMATION COVENANTS.

     The Credit Parties will furnish, or cause to be furnished, to each Lender:

         (a) ANNUAL FINANCIAL STATEMENTS. As soon as available, and in any event within 90 days after the close of each fiscal year of the Consolidated Parties, a consolidated balance sheet and income statement of the Consolidated Parties, as of the end of such fiscal year, together with related consolidated statements of operations and retained earnings and of cash flows for such fiscal year, setting forth in comparative form consolidated figures for the preceding fiscal year, all such financial information described above to be in reasonable form and detail and audited by independent certified public accountants of recognized national standing reasonably acceptable to the Required Lenders and whose opinion shall be to the effect that such financial statements have been prepared in accordance with GAAP (except for changes with which such accountants concur) and shall not be limited as to the scope of the audit or qualified as to the status of the Consolidated Parties as a going concern.

         (b) QUARTERLY FINANCIAL STATEMENTS. As soon as available, and in any event within 45 days after the close of each of the three fiscal quarters of the Consolidated Parties (other than the fourth fiscal quarter, in which case 90 days after the end thereof) a consolidated balance sheet and income statement of the Consolidated Parties, as of the end of such fiscal quarter, together with related consolidated statements of operations for such fiscal quarter and cash flows for such year to date, in each case setting forth in comparative form consolidated figures for the corresponding period of the preceding fiscal year, all such financial information described above to be in a form satisfying the Securities and Exchange Commission requirements for a 10-Q filing or otherwise in reasonable form and detail and reasonably acceptable to the Required Lenders, and accompanied by a certificate of the chief financial officer of the Borrower to the effect that such quarterly financial statements fairly present in all material respects the financial condition of the Consolidated Parties and have been prepared in accordance with GAAP, subject to changes resulting from audit and normal year-end audit adjustments.

         (c) MONTHLY FINANCIAL STATEMENTS. As soon as available, and in any event within 30 days after the end of each fiscal month of the Consolidated Parties commencing with the first fiscal month of the Consolidated Parties ending after the Closing Date, an internally prepared consolidated balance sheets and income statements of the various geographic segments of the Consolidated Parties, as at the end of such fiscal month, and for the period commencing at the end of the immediately preceding fiscal year and ending with the end of such fiscal month, together with related consolidated statements of cash flows for such month, all in reasonable detail and certified by the chief financial officer of the Borrower to the effect that such financial statements fairly present in all material respects the financial condition of the Consolidated Parties and have been prepared in accordance with GAAP, subject to changes resulting from audit and normal year-end adjustments.

         (d) OFFICER'S CERTIFICATE. At the time of delivery of the financial statements provided for in Sections 7.1(a), 7.1(b) and 7.1(c) above, a certificate of the chief financial officer of the Borrower substantially in the form of EXHIBIT C, stating that no Default or Event of Default exists, or if any Default or Event of Default does exist, specifying the nature and extent thereof and what action the Credit Parties propose to take with respect thereto.

         (e) ACCOUNTANT'S CERTIFICATE. Within the period for delivery of the annual financial statements provided in Section 7.1(a), a certificate of the accountants conducting the annual audit stating that they have reviewed this Credit Agreement and stating further whether, in the course of their audit, they have become aware of any Default or Event of Default and, if any such Default or Event of Default exists, specifying the nature and extent thereof.

         (f) AUDITOR'S REPORTS. Promptly upon receipt thereof, a copy of any other report or "management letter" submitted by independent accountants to any Consolidated Party in connection with any annual, interim or special audit of the books of such Person.

         (g) REPORTS. Promptly upon transmission or receipt thereof, (i) copies of any filings and registrations with, and reports to or from, the Securities and Exchange Commission, or any successor agency, and copies of all financial statements, proxy statements, notices and reports as any Consolidated Party shall send to its shareholders or to a holder of any Indebtedness owed by any Consolidated Party in its capacity as such a holder and (ii) upon the request of any Lender, all reports and written information to and from the United States Environmental Protection Agency, or any state or local agency responsible for environmental matters, the United States Occupational Health and Safety Administration, or any state or local agency responsible for health and safety matters, or any successor agencies or authorities concerning environmental, health or safety matters.

         (h) NOTICES. Upon obtaining knowledge thereof, the Credit Parties will give written notice to each Lender promptly of (i) the occurrence of an event or condition consisting of a Default or Event of Default, specifying the nature and existence thereof and what action the

Credit Parties propose to take with respect thereto, and (ii) the occurrence of any of the following with respect to any Consolidated Party (A) the pendency or commencement of any litigation, arbitral or governmental proceeding against such Person which if adversely determined is likely to have a Material Adverse Effect, (B) the institution of any proceedings against such Person with respect to, or the receipt of notice by such Person of potential liability or responsibility for violation, or alleged violation of any federal, state or local law, rule or regulation, including but not limited to, Environmental Laws, the violation of which could be reasonably expected to have a Material Adverse Effect, or (C) any notice or determination concerning the imposition of any withdrawal liability by a Multiemployer Plan against such Person or any ERISA Affiliate, the determination that a Multiemployer Plan is, or is expected to be, in reorganization within the meaning of Title IV of ERISA or the termination of any Plan.

         (i) ERISA. Upon obtaining knowledge thereof, the Credit Parties will give written notice to each Lender promptly (and in any event within five business days) of: (i) any event or condition, including, but not limited to, any Reportable Event, that constitutes, or might reasonably lead to, an ERISA Event; (ii) with respect to any Multiemployer Plan, the receipt of notice as prescribed in ERISA or otherwise of any withdrawal liability assessed against the Credit Parties or any ERISA Affiliates, or of a determination that any Multiemployer Plan is in reorganization or insolvent (both within the meaning of Title IV of ERISA); (iii) the failures to make full payment on or before the due date (including extensions) thereof of all amounts which any Consolidated Party or any ERISA Affiliate is required to contribute to each Plan pursuant to its terms and as required to meet the minimum funding standard set forth in ERISA and the Code with respect thereto; or (iv) any change in the funding status of any Plan that could have a Material Adverse Effect, together with a description of any such event or condition or a copy of any such notice and a statement by the chief financial officer of the Borrower briefly setting forth the details regarding such event, condition, or notice, and the action, if any, which has been or is being taken or is proposed to be taken by the Credit Parties with respect thereto. Promptly upon request, the Credit Parties shall furnish each Lender with such additional information concerning any Plan as may be reasonably requested, including, but not limited to, copies of each annual report/return (Form 5500 series), as well as all schedules and attachments thereto required to be filed with the Department of Labor and/or the Internal Revenue Service pursuant to ERISA and the Code, respectively, for each "plan year" (within the meaning of Section 3(39) of ERISA).

         (j)   ENVIRONMENTAL.

               (i) Upon the reasonable written request of any Lender, the Credit Parties will furnish or cause to be furnished to each Lender, at the Credit Parties' expense, a report of an environmental assessment of reasonable scope, form and depth, (including, where appropriate, invasive soil or groundwater sampling) by a consultant reasonably acceptable to the Lenders as to the nature and extent of the presence of any Hazardous Materials on any Facilities that are either owned by a Credit Party or for which the Credit Party is the tenant for a majority of the usable space, and as to the compliance by any Consolidated Party with Environmental Laws at such Facilities. If the Credit Parties fail to deliver such an environmental report within seventy-five (75) days after receipt of such written request then the Lender may arrange for same, and the Consolidated Parties hereby grant to the Lender and their representatives access to the Facilities to reasonably undertake such an assessment (including, where appropriate, invasive soil or groundwater sampling). The reasonable cost of any assessment arranged for by the Lender pursuant to this provision will be payable by the Credit Parties on demand and added to the obligations secured by the Collateral Documents.

               (ii) The Consolidated Parties will conduct and complete all investigations, studies, sampling, and testing and all remedial, removal, and other actions necessary to address all Hazardous Materials on, from or affecting any of the Facilities referred to in the preceding clause (i) to the extent necessary to be in compliance with all Environmental Laws and with the validly issued orders and directives of all Governmental Authorities with jurisdiction over such Facilities to the extent any failure could have a Material Adverse Effect.

          (k) ADDITIONAL PATENTS AND TRADEMARKS. At the time of delivery of the financial statements and reports provided for in Section 7.1(a), a report signed by the chief financial officer or treasurer of the Borrower setting forth (i) a list of registration numbers for all patents and copyrights awarded to any Consolidated Party since the last day of the immediately preceding fiscal year and (ii) a list of all patent applications and copyright applications submitted by any Consolidated Party since the last day of the immediately preceding fiscal year and the status of each such application, all in such form as shall be reasonably satisfactory to the Lenders.

          (l) WORKING CAPITAL LOAN DOCUMENTS. As soon as possible and in any event within three (3) Business Days after execution, receipt or delivery thereof, copies of any material formal notices, statements, reports or other information that any Credit Party executes or receives from the Working Capital Lender in connection with any Working Capital Loan Documents. For the avoidance of doubt, this Section 7.1(l) shall not require delivery of any notice, statement, report or other information executed by the Credit Parties or received from the Working Capital Lender that is executed or received in the ordinary course of business and that are immaterial, but shall include the Borrowing Base Certificate.

          (m) OTHER INFORMATION. With reasonable promptness upon any such request, such other information regarding the business, properties or financial condition of any Consolidated Party as any Lender may reasonably request.

          (n) INDENTURE. As soon as possible and in any event within three (3) Business Days after execution, receipt or delivery thereof, copies of any material notices, statements, reports or other information that any Credit Party executes or receives from the Trustee (as defined in the Indenture) in connection with the Indenture. For the avoidance of doubt, this Section 7.1(n) shall not require delivery of any notice, statement, report or other information executed by the Credit Parties or received from the Trustee (as defined in the Indenture) that is executed or received in the ordinary course of business and that are immaterial.

     7.2 PRESERVATION OF EXISTENCE AND FRANCHISES.

     Except as a result of or in connection with a merger of a Subsidiary permitted under Section 8.4, each Credit Party will, and will cause each of its Subsidiaries to, do all things necessary to preserve and keep in full force and effect its existence, rights, franchises and authority.

     7.3 BOOKS AND RECORDS.

     Each Credit Party will, and will cause each of its Subsidiaries to, keep complete and accurate books and records of its transactions in accordance with good accounting practices on the basis of GAAP (including the establishment and maintenance of appropriate reserves).

     7.4 COMPLIANCE WITH LAW.

     Each Credit Party will, and will cause each of its Subsidiaries to, comply with all Laws and all orders, writs, injunctions and decrees applicable to it and its Property if noncompliance with any such law, rule, regulation, order or restriction could be reasonably expected to have a Material Adverse Effect.

     7.5 PAYMENT OF TAXES AND OTHER INDEBTEDNESS.

     Each Credit Party will, and will cause each of its Subsidiaries to, pay and discharge (a) all taxes, assessments and governmental charges or levies imposed upon it, or upon its income or profits, or upon any of its properties, before they shall become delinquent, (b) all lawful claims (including claims for labor, materials and supplies) which, if unpaid, might give rise to a Lien upon any of its properties, and (c) except as prohibited hereunder, all of its other Indebtedness as it shall become due; PROVIDED, HOWEVER, that no Consolidated Party shall be required to pay any such tax, assessment, charge, levy, claim or Indebtedness which is being contested in good faith by appropriate proceedings and as to which adequate reserves therefor have been established in accordance with GAAP, unless the failure to make any such payment (i) could give rise to an immediate right to foreclose on a Lien securing such amounts or (ii) could be reasonably expected to have a Material Adverse Effect.

     7.6 INSURANCE.

          (a) Each Credit Party will, and will cause each of its Subsidiaries to, at all times maintain in full force and effect insurance (including worker's compensation insurance, liability insurance, casualty insurance and business interruption insurance) in such amounts, covering such risks and liabilities and with such deductibles or self-insurance retentions as are in accordance with normal industry practice (or as otherwise required by the Collateral Documents). The Collateral Agent shall be named as loss payee or mortgagee, as its interest may appear, and/or additional insured with respect to any such insurance providing coverage in respect of any Collateral, and each provider of any such insurance shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent thirty (30) days prior written notice before any such policy or policies shall be altered or canceled, and that no act or default of any Consolidated Party or any other Person shall affect the rights of the Collateral Agent under such policy or policies. The present insurance coverage of the Consolidated Parties is outlined as to carrier, policy number, expiration date, type and amount on SCHEDULE 7.6.

          (b) In case of any material loss, damage to or destruction of the Collateral of any Credit Party or any part thereof, such Credit Party shall promptly give written notice thereof to the Lenders generally describing the nature and extent of such damage or destruction. In case of any loss, damage to or destruction of the Collateral of any Credit Party or any part thereof, such Credit Party, whether or not the insurance proceeds, if any, received on account of such damage or destruction shall be sufficient for that purpose, at such Credit Party's cost and expense, will promptly repair or replace the Collateral of such Credit Party so lost, damaged or destroyed; PROVIDED, HOWEVER, that such Credit Party need not repair or replace the Collateral of such Credit Party so lost, damaged or destroyed to the extent the failure to make such repair or replacement (i) is desirable to the proper conduct of the business of such Credit Party in the ordinary course and otherwise in the best interest of such Credit Party; and (ii) would not materially impair the rights and benefits of the Lenders under the Collateral Documents or any other Credit Document. In the event a Credit Party shall receive any proceeds of such insurance in a net amount in excess of $100,000, such Credit Party will immediately pay over such proceeds to the Lenders, for payment on the Credit Party Obligations; PROVIDED, HOWEVER, that the Lenders agree to release such insurance proceeds to such Credit Party for replacement or restoration of the portion of the Collateral of such Credit Party lost damaged or destroyed if, but only if, (A) no Default or Event of Default shall have occurred and be continuing at the time of release,
(B) written application for such release is received by the Lenders from such Credit Party within 30 days of receipt of such proceeds, and (C) the Lenders have received evidence reasonably satisfactory to them that the Collateral lost, damaged or destroyed has been or will be replaced or restored to its condition immediately prior to the loss, destruction or other event giving rise to the payment of such insurance proceeds.

     7.7 MAINTENANCE OF PROPERTY.

     Each Credit Party will, and will cause each of its Subsidiaries to, maintain and preserve its properties and equipment material to the conduct of its business in good repair, working order and condition, normal wear and tear and casualty and condemnation excepted, and will make, or cause to be made, in such properties and equipment from time to time all repairs, renewals, replacements, extensions, additions, betterments and improvements thereto as may be needed or proper, to the extent and in the manner customary for companies in similar businesses.

     7.8 PERFORMANCE OF OBLIGATIONS.

     Each Credit Party will, and will cause each of its Subsidiaries to, perform in all material respects all of its obligations under the terms of all material agreements, indentures, mortgages, security agreements or other debt instruments to which it is a party or by which it is bound.

     7.9 USE OF PROCEEDS.

     The Borrower will use the proceeds of the Loans solely for the purposes set forth in Section 6.15.

     7.10 AUDITS/INSPECTIONS.

     Upon reasonable notice and during normal business hours, each Credit Party will, and will cause each of its Subsidiaries to, permit representatives appointed by the Required Lenders, including, without limitation, independent accountants, agents, attorneys, and appraisers to visit and inspect its property, including its books and records, its accounts receivable and inventory, its facilities and its other business assets, and to make photocopies or photographs thereof and to write down and record any information such representative obtains and shall permit any Lender or its representatives to investigate and verify the accuracy of information and to discuss all such matters with the officers, employees and representatives of such Person.

     7.11 [INTENTIONALLY OMITTED]

     7.12 ADDITIONAL CREDIT PARTIES.

          (a) As soon as practicable and in any event within 45 days after any Person becomes a Domestic Subsidiary of any Credit Party, the Borrower shall provide the Lenders with written notice thereof setting forth information in reasonable detail describing all of the assets of such Person and shall cause such Person to execute a Joinder Agreement in substantially the same form as EXHIBIT E, (b) subject to the terms of the Intercreditor Agreement, cause 100% of the Capital Stock of such Person to be delivered to the Collateral Agent (together with undated stock powers or copies thereof, as applicable, signed in blank) and pledged to the Collateral Agent pursuant to an appropriate pledge agreement(s) in form acceptable to the Collateral Agent in its reasonable discretion and cause such Person to deliver such other documentation as the Collateral Agent may reasonably request in connection with the foregoing, including, without limitation, appropriate UCC-1 financing statements, real estate title insurance policies, environmental reports, landlord's waivers, certified resolutions and other organizational and authorizing documents of such Person, and favorable opinions of counsel to such Person all in form, content and scope reasonably satisfactory to the Collateral Agent.

          (b) As soon as practicable and in any event within 180 days after any Person becomes a Material Foreign Subsidiary of any Credit Party, the Borrower shall provide the Lenders with written notice thereof setting forth information in reasonable detail describing all of the assets of such Person and shall, subject to the terms of the Intercreditor Agreement, cause 66% of the Capital Stock of such Person to be delivered to the Collateral Agent (together with undated stock powers or copies thereof, as applicable, signed in blank (unless, such stock powers are deemed unnecessary by the Collateral Agent in its reasonable discretion under the law of the jurisdiction of incorporation of such Person)) and pledged to the Collateral Agent pursuant to an appropriate pledge agreement(s) in form acceptable to the Collateral Agent in its reasonable discretion and cause such Person to deliver such other documentation as the Collateral Agent may reasonably request in connection with the foregoing, including, without limitation, appropriate UCC-1 financing statements, certified resolutions and other organizational and authorizing documents of such Person, and favorable opinions of counsel to such Person all in form, content and scope reasonably satisfactory to the Collateral Agent. It is specifically understood and agreed that no Material Foreign Subsidiary shall be required to pledge any of the Capital Stock of any Foreign Subsidiary owned by such Material Foreign Subsidiary.

          (c) (A) If the Working Capital Lender is granted a Lien in any property of any Credit Party or any guarantor or any other person or entity as security for the Working Capital Facility, as in effect from time to time, the Lenders, shall also promptly receive a Lien in such property, subject to the terms of Intercreditor Agreement, pursuant to documentation reasonably satisfactory to the Required Lenders and the Collateral Agent (including, without limitation, the additional collateral required by the Working Capital Lender pursuant to the Working Capital Amendment) and (B) if any Person guarantees, or otherwise becomes an obligor on, all or any portion of the Working Capital Facility, as in effect from time to time, a comparable guaranty or other instruments is promptly obtained in favor of the Lenders in connection with the obligations hereunder, pursuant to documentation reasonably satisfactory to the Lenders.

     7.13 ENVIRONMENTAL LAWS.

          (a) The Consolidated Parties shall comply in all material respects with, and take reasonable actions to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply in all material respects with and maintain, and take reasonable actions to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect;

          (b) The Consolidated Parties shall conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except to the extent that the same are being contested in good faith by appropriate proceedings and the failure to do or the pendency of such proceedings would not reasonably be expected to have a Material Adverse Effect; and

          (c) The Consolidated Parties shall defend, indemnify and hold harmless the Lender, and its employees, agents, officers and directors, from and against any and all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Borrower or any of its Subsidiaries or the Facilities, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, reasonable attorney's and consultant's fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. The agreements in this paragraph shall survive repayment of the Loans and all other amounts payable hereunder, and termination of the Commitments.

     7.14 COLLATERAL.

     If, subsequent to the Closing Date, a Credit Party shall acquire any real property, intellectual property, securities instruments, chattel paper or other personal property required to be delivered to the Collateral Agent as Collateral hereunder or under any of the Collateral Documents, the Borrower shall notify the Lenders of same in each case as soon as practicable after the acquisition thereof or execution of such lease agreement, as appropriate. Each Credit Party shall take such action as reasonably requested by the Lenders or the Collateral Agent and at its own expense, to ensure that the Collateral Agent shall have a first priority perfected Lien in all real property and personal property of the Credit Parties (whether now owned or hereafter acquired), subject only to Permitted Liens. To the extent reasonably requested by the Collateral Agent, the Credit Parties shall execute an intercompany note and pledge and deliver such intercompany note to the Collateral Agent (or its designee) to be held (or delivered to the Working Capital Lender) subject to the terms of the Intercreditor Agreement.

     7.15 WORKING CAPITAL BORROWING BASE.

     The Credit Parties shall maintain all Working Capital Loans and Working Capital LC Obligations (i) so as not to incur obligations in excess of the amount of the Senior Debt (as defined in the Intercreditor Agreement) and (ii) in compliance with the Intercreditor Agreement.

     7.16 POST-CLOSING DELIVERIES.

          (a) On or prior to December 31, 2005, deliver to the Lenders copies of certificates of insurance of the Consolidated Parties evidencing liability and casualty insurance meeting the requirements set forth in the Credit Documents.

                                   SECTION 8

                               NEGATIVE COVENANTS

     Each Credit Party hereby covenants and agrees that, so long as this Credit Agreement is in effect or any amounts payable hereunder or under any other Credit Document shall remain outstanding (other than indemnification claims not yet asserted), and until all of the Credit Document shall have terminated:

     8.1 INDEBTEDNESS.

     The Credit Parties will not permit any Consolidated Party to contract, create, incur, assume or permit to exist any Indebtedness, except:

          (a) Indebtedness arising under this Credit Agreement and the other Credit Documents;

          (b) Indebtedness of the Consolidated Parties set forth in SCHEDULE 8.1 (and renewals, refinancings and extensions thereof);

          (c) purchase money Indebtedness (including obligations in respect of Capital Leases or Synthetic Leases) hereafter incurred by any Consolidated Party to finance the purchase of fixed assets PROVIDED that (i) the total of all such purchase money Indebtedness (including any such purchase money Indebtedness referred to in subsection (b) above) shall not exceed an aggregate principal amount of $10,000,000 at any one time outstanding; (ii) such purchase money Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed; and (iii) no such purchase money Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing;

          (d) obligations of the Consolidated Parties in respect of Hedging Agreements entered into in order to manage existing or anticipated interest rate or exchange rate risks and not for speculative purposes;

          (e) other unsecured Indebtedness of the Consolidated Parties in an amount not to exceed $5,000,000 in the aggregate at any one time;

          (f) the Subordinated Debt;

          (g) unsecured intercompany Indebtedness owing by a Consolidated Party to a Credit Party (permitted under Section 8.6);

          (h) obligations of Meridian or any of its Subsidiaries with respect to any letter of credit, bond or other surety provided for the account of Meridian or any of its Subsidiaries to support Meridian's or any of its Subsidiaries' obligations to the French VAT authorities; PROVIDED, that (i) the aggregate amount of such obligations shall not exceed $6,000,000 in the aggregate and (ii) such Indebtedness shall not have a cross-default to the Indebtedness arising under this Credit Agreement and the other Credit Documents;

          (i) the Meridian Loan; and

          (j) Indebtedness owing to the Working Capital Lender under the Working Capital Loan Documents in an aggregate principal amount not to exceed the amount of Senior Debt (as defined in the Intercreditor Agreement) permitted under the Intercreditor Agreement, less the amount of each principal payment made in respect of the Working Capital Loans but only to the extent that the Working Capital Revolving Commitment is permanently reduced by the amount of such payment.

     8.2 LIENS.

     The Credit Parties will not permit any Consolidated Party to contract, create, incur, assume or permit to exist any Lien with respect to any of its Property (other than any "margin stock" within the meaning of Regulation U), whether now owned or after acquired, except for Permitted Liens.

     8.3 NATURE OF BUSINESS.

     The Credit Parties will not permit any Consolidated Party to materially alter the nature of the business conducted by such Person as of the Closing Date.

     8.4 CONSOLIDATION, MERGER, DISSOLUTION, ETC.

     The Credit Parties will not permit any Consolidated Party to enter into any transaction of merger or consolidation or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution); PROVIDED that, notwithstanding the foregoing provisions of this Section 8.4, (a) the Parent or the Borrower may merge or consolidate with any of its Subsidiaries PROVIDED that (i) the Parent or the Borrower shall be the continuing or surviving corporation, (ii) the Parent shall not merge or consolidate with the Borrower, (iii) the Credit Parties shall cause to be executed and delivered such documents, instruments and certificates as the Required Lenders or the Collateral Agent may reasonably request in order to maintain the perfection and priority of the Collateral Agent's liens on the assets of the Credit Parties as required by Section 7.14 after giving effect to such transaction and (iv) after giving effect to such transaction, no Default or Event of Default exists, (b) any Credit Party other than the Borrower and the Parent may merge or consolidate with any other Credit Party other than the Borrower or the Parent; PROVIDED that (i) the Credit Parties shall cause to be executed and delivered such documents, instruments and certificates as the Required Lenders or the Collateral Agent may reasonably request in order to maintain the perfection and priority of the Collateral Agent's liens on the assets of the Credit Parties as required by Section 7.14 after giving effect to such transaction and (ii) after giving effect to such transaction, no Default or Event of Default exists, (c) any Consolidated Party which is not a Credit Party may be merged or consolidated with or into any Credit Party; PROVIDED that (i) such Credit Party shall be the continuing or surviving corporation, (ii) the Credit Parties shall cause to be executed and delivered such documents, instruments and certificates as the Required Lenders or the Collateral Agent may reasonably request in order to maintain the perfection and priority of the Collateral Agent's liens on the assets of the Credit Parties as required by
Section 7.14 after giving effect to such transaction and (iii) after giving effect to such transaction, no Default or Event of Default exists, and (d) any Consolidated Party which is not a Credit Party may be merged or consolidated with or into any other Consolidated Party which is not a Credit Party; PROVIDED that, after giving effect to such transaction, no Default or Event of Default exists.

     8.5 ASSET DISPOSITIONS.

     The Credit Parties will not permit any Consolidated Party to make any Asset Disposition (including, without limitation, any Sale and Leaseback Transaction) other than:

          (i) the sale of inventory in the ordinary course of business for fair consideration;

          (ii) the sale or disposition of machinery and equipment no longer used or useful in the conduct of such Person's business;

          (iii) the sale, transfer or other disposition of "margin stock" within the meaning of Regulation U;

          (iv) other sales of assets in an aggregate amount not to exceed $1,000,000 in any fiscal year; and

          (v) the sale of the Ship & Debit Division; PROVIDED that (A) the Borrower receives at least $1,000,000 in Net Cash Proceeds from the sale of such division and (B) the Borrower immediately prepays the Loans with such Net Cash Proceeds in accordance with the terms of Section 3.3(b)(ii) and the Intercreditor Agreement.

     Upon a sale of assets permitted by this Section 8.5, the Lenders and/or the Collateral Agent shall deliver to the Borrower, upon the Borrower's request and at the Borrower's expense, such documentation as is reasonably necessary to evidence the release of the Collateral Agent's security interest in such assets.

     8.6 INVESTMENTS.

     The Credit Parties will not permit any Consolidated Party to make Investments in or to any Person, except for Permitted Investments.

     8.7 RESTRICTED PAYMENTS.

     The Credit Parties will not permit any Consolidated Party to, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to the Borrower (directly or indirectly through Subsidiaries) and (c) the Borrower may make distributions to the Parent in an amount necessary to pay interest on the Subordinated Debt.

     8.8 TRANSACTIONS WITH AFFILIATES.

     The Credit Parties will not permit any Consolidated Party to enter into or permit to exist any transaction or series of transactions with any officer, director, shareholder, Subsidiary or Affiliate of such Consolidated Party other than (a) normal compensation and reimbursement of expenses of officers and directors and (b) except as otherwise specifically limited in this Credit Agreement, other transactions which are entered into in the ordinary course of such Person's business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arms-length transaction with a Person other than an officer, director, shareholder, Subsidiary or Affiliate of such Consolidated Party. Notwithstanding the foregoing, Meridian International is permitted to make the Meridian Loan.

     8.9 FISCAL YEAR; ORGANIZATIONAL DOCUMENTS.

     The Credit Parties will not permit any Consolidated Party to (a) amend, modify or change its articles of incorporation (or corporate charter or other similar organizational document) or bylaws (or other similar document) in a manner materially adverse to the Lenders or (b) change its fiscal year; it being understood and agreed that any amendment to the articles of incorporation of PRGRS, Inc. that provides the books and records of such Credit Party will be maintained in the Cayman Islands or Bermuda shall not be deemed to be materially adverse to the Lenders. The Credit Parties will promptly deliver to the Lenders copies of any amendments, modifications and changes to the articles of incorporation (or corporate charter or other similar organizational document) or bylaws (or other similar document) of any Consolidated Party.

     8.10 LIMITATION ON RESTRICTED ACTIONS.

     The Credit Parties will not permit any Consolidated Party to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Person to (a) pay dividends or make any other distributions to any Credit Party on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to any Credit Party, (c) make loans or advances to any Credit Party, (d) sell, lease or transfer any of its properties or assets to any Credit Party, or (e) act as a Guarantor and pledge its assets pursuant to the Credit Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (a)-(d) above) for such encumbrances or restrictions existing under or by reason of (i) this Credit Agreement and the other Credit Documents, (ii) the Working Capital Loan Documents, (iii) applicable law, (iv) the Indenture or (v) any document or instrument governing Indebtedness incurred pursuant to Section 8.1(c), PROVIDED that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith.

     8.11 OWNERSHIP OF SUBSIDIARIES.

     Notwithstanding any other provisions of this Credit Agreement to the contrary, the Credit Parties will not permit any Consolidated Party to (i) permit any Person (other than the Parent or any Wholly-Owned Subsidiary of the Parent) to own any Capital Stock of any Subsidiary of the Parent, (ii) permit any Subsidiary of the Parent to issue Capital Stock (except to the Parent or to a Wholly-Owned Subsidiary of the Parent), (iii) permit, create, incur, assume or suffer to exist any Lien thereon, in each case except (A) to qualify directors where required by applicable law or to satisfy other requirements of applicable law with respect to the ownership of Capital Stock of Foreign Subsidiaries or
(B) for Permitted Liens and (iv) notwithstanding anything to the contrary contained in clause (ii) above, permit any Subsidiary of the Parent to issue any shares of preferred Capital Stock.

     8.12 SALE LEASEBACKS.

     Except for transactions permitted by Section 8.1(c) hereof, the Credit Parties will not permit any Consolidated Party to, directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease, whether an Operating Lease or a Capital Lease, of any Property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which such Consolidated Party has sold or transferred or is to sell or transfer to a Person which is not a Consolidated Party or (b) which such Consolidated Party intends to use for substantially the same purpose as any other Property which has been sold or is to be sold or transferred by such Consolidated Party to another Person which is not a Consolidated Party in connection with such lease.

     8.13 CAPITAL EXPENDITURES.

     The  Credit  Parties  will  not  permit  aggregate   Consolidated   Capital
Expenditures to exceed $6,000,000 at any time during the term of this Credit Agreement.

     8.14 NO FURTHER NEGATIVE PLEDGES.

     The Credit Parties will not permit any Consolidated Party to enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, or requiring the grant of any security for such obligation if security is given for some other obligation, except (a) pursuant to this Credit Agreement and the other Credit Documents, (b) pursuant to the Indenture, (c) pursuant to the Working Capital Loan Documents or (d) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 8.1(c), PROVIDED that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith.

     8.15 LIMITATION ON FOREIGN EBITDA.

     The Credit Parties will not permit the aggregate portion of Consolidated EBITDA for any period attributable to First Tier Foreign Subsidiaries which are not Material Foreign Subsidiaries to exceed 10% of Consolidated EBITDA for such period.

     8.16 SUBORDINATED DEBT.

     No Credit Party will, nor will it permit any of its Subsidiaries to (a) make or offer to make any principal payments with respect to the Subordinated Debt, (b) redeem or offer to redeem any of the Subordinated Debt, (c) deposit any funds intended to discharge the Subordinated Debt or (d) amend, restate, supplement, modify or otherwise change the Subordinated Debt in any manner that would adversely affect the Lenders without the prior written consent of the Required Lenders.

     8.17 NOTICE UNDER THE INDENTURE.

     The Parent covenants and agrees that it will give the written notice pursuant to Section 11.11 of the Indenture to the Trustee (as defined in the Indenture) immediately upon the request of the Required Lenders.

     8.18 WORKING CAPITAL LOAN DOCUMENTS.

     No Credit Party will, nor will it permit any of its Subsidiaries to amend, restate, supplement, modify or otherwise change the Working Capital Loan Agreement or any other Working Capital Loan Documents except as otherwise permitted under the terms of the Intercreditor Agreement.



                                   SECTION 9

                                EVENTS OF DEFAULT

     9.1 EVENTS OF DEFAULT.

     An Event of Default shall exist upon the occurrence and during the continuance of any of the following specified events other than any Event of Default arising solely as a result of a Working Capital Acknowledged Event of Default (except with respect to clauses (h) and (l) below) (each an "EVENT OF DEFAULT"):

          (a) PAYMENT. Any Credit Party shall default, and such default shall continue for five (5) or more Business Days, in the payment when due of any principal of or interest on the Loans, or of any fees or other amounts owing hereunder, under any of the other Credit Documents or in connection herewith or therewith; or

          (b) REPRESENTATIONS. Any representation, warranty or statement made or deemed to be made by any Credit Party herein, in any of the other Credit Documents, or in any statement or certificate delivered or required to be delivered pursuant hereto or thereto shall prove untrue in any material respect on the date as of which it was deemed to have been made; or

          (c) COVENANTS. Any Credit Party shall

               (i) default in the due performance or observance of any term, covenant or agreement contained in Sections 7.2, 7.4, 7.9, 7.12 or
          7.14 or Section 8;

               (ii) default in the due performance or observance of any term, covenant or agreement contained in Sections 7.1(a), (b), (c), (d), (e) or (f) and such default shall continue unremedied for a period of at least 5 days after the earlier of a responsible officer of a Credit Party becoming aware of such default or notice thereof by the Lender; or

               (iii) default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in subsections (a), (b), (c)(i) or (c)(ii) of this Section 9.1) contained in this Credit Agreement and such default shall continue unremedied for a period of at least 30 days after the earlier of a responsible officer of a Credit Party becoming aware of such default or notice thereof by the Lenders; or

          (d) CREDIT DOCUMENTS. (i) Any Credit Party shall default in the due performance or observance of any term, covenant or agreement in any of the other Credit Documents (subject to applicable grace or cure periods, if any) or (ii) except as a result of or in connection with a merger of a Subsidiary permitted under Section 8.4, any Credit Document shall fail to be in full force and effect or to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, or any Credit Party shall so state in writing; or

          (e) GUARANTIES. Except as the result of or in connection with a merger of a Subsidiary permitted under Section 8.4, the guaranty given by any Guarantor hereunder (including any Additional Credit Party) or any provision thereof shall cease to be in full force and effect, or any Guarantor (including any Additional Credit Party) hereunder or any Person acting by or on behalf of such Guarantor shall deny or disaffirm such Guarantor's obligations under such guaranty, or any Guarantor shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to any guaranty (subject to applicable grace and cure periods, if any); or

          (f) BANKRUPTCY, ETC. Any Bankruptcy Event shall occur with respect to any Consolidated Party; or

          (g) DEFAULTS UNDER OTHER AGREEMENTS.

               (i) Any Consolidated Party shall default in the performance or observance (beyond the applicable grace period with respect thereto, if any) of any material obligation or condition of any contract or lease material to the Consolidated Parties, taken as a whole, other than any defaults under the Working Capital Loan Documents; or

               (ii) With respect to any Indebtedness (other than Indebtedness outstanding under this Credit Agreement or under the Working Capital Loan Documents) in excess of $1,000,000 in the aggregate for the Consolidated Parties taken as a whole, (A) any Consolidated Party shall (1) default in any payment (beyond the applicable grace period with respect thereto, if any) with respect to any such Indebtedness, or (2) the occurrence and continuance of a default in the observance or performance relating to such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event or condition shall occur or condition exist, the effect of which default or other event or condition is to cause, or permit, the holder or holders of such Indebtedness (or trustee or agent on behalf of such holders) to cause (determined without regard to whether any notice or lapse of time is required), any such Indebtedness to become due prior to its stated maturity, or (B) any such Indebtedness shall be declared due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof; or

          (h) JUDGMENTS. One or more judgments or decrees shall be entered against one or more of the Consolidated Parties involving a liability of $1,000,000 or more in the aggregate (to the extent not paid or fully covered by insurance provided by a carrier who has acknowledged coverage and has the ability to perform) and any such judgments or decrees shall not have been vacated, discharged or stayed or bonded pending appeal within 30 days from the entry thereof; or

          (i) ERISA. Any of the following events or conditions, if such event or condition could have a Material Adverse Effect: (i) any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, shall exist with respect to any Plan, or any lien shall arise on the assets of any Consolidated Party or any ERISA Affiliate in favor of the PBGC or a Plan; (ii) an ERISA Event shall occur with respect to a Single Employer Plan, which is, in the reasonable opinion of the Lender, likely to result in the termination of such Plan for purposes of Title IV of ERISA; (iii) an ERISA Event shall occur with respect to a Multiemployer Plan or Multiple Employer Plan, which is, in the reasonable opinion of the Required Lenders, likely to result in (A) the termination of such Plan for purposes of Title IV of ERISA, or (B) any Consolidated Party or any ERISA Affiliate incurring any liability in connection with a withdrawal from, reorganization of (within the meaning of Section 4241 of ERISA), or insolvency or (within the meaning of Section 4245 of ERISA) such Plan; or (iv) any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility shall occur which may subject any Consolidated Party or any ERISA Affiliate to any liability under Sections 406, 409, 502(i), or 502(1) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which any Consolidated Party or any ERISA Affiliate has agreed or is required to indemnify any person against any such liability; or

          (j) OWNERSHIP. There shall occur a Change of Control; or

          (k) SUBORDINATED DEBT. There shall occur (a) an "Event of Default" under, and as defined in, the Indenture or (b) a "Change in Control" (or any comparable term) under and as defined in the Indenture; or

          (l) WORKING CAPITAL FACILITY. There shall occur a Working Capital Event of Default under any Working Capital Loan Document and the Working Capital Lender shall have accelerated the indebtedness thereunder (whether as a result of the Working Capital Acknowledged Events of Default or otherwise), it being agreed that the maturity of the Working Capital Facility solely in accordance with its terms and without further action by the Working Capital Lender (e.g., upon its scheduled maturity date) shall not constitute an acceleration.

     9.2 ACCELERATION; REMEDIES.

     Upon the occurrence of an Event of Default, and at any time thereafter unless and until such Event of Default has been waived by the Required Lenders or cured to the satisfaction of the Lenders in their reasonable discretion, the Required Lenders shall, by written notice to the Credit Parties, take any of the following actions:

          (a) [Intentionally Omitted]

          (b) ACCELERATION. Declare the unpaid principal of and any accrued interest in respect of all Loans and any and all other indebtedness or obligations of any and every kind owing by the Credit Parties to the Lenders and the Collateral Agent hereunder to be due whereupon the same shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Credit Parties.

          (c) [Intentionally Omitted]

          (d) ENFORCEMENT OF RIGHT. Enforce any and all rights and interests created and existing under the Credit Documents including, without limitation, all rights and remedies existing under the Collateral Documents, all rights and remedies against a Guarantor and all rights of set-off.

     Notwithstanding the foregoing, if an Event of Default specified in SECTION 9.1(F) shall occur with respect to the Borrower, then all Loans, all accrued interest in respect thereof, all accrued and unpaid fees and other indebtedness or obligations owing to the Lenders and the Collateral Agent hereunder automatically shall immediately become due and payable without the giving of any notice or other action by the Lenders or the Collateral Agent.

     9.3 APPLICATION OF FUNDS.

     After the exercise of remedies provided for in SECTION 9.2 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to SECTION 9.2), any amounts received on account of the Credit Party Obligations shall be applied, first, to pay any fees, expenses or indemnities of the Collateral Agent, and, second, by the Lenders in the manner determined by the Lenders in their sole discretion. Any surplus remaining after payment in full of the Credit Party Obligations shall be returned to the Borrower or whomsoever a court of competent jurisdiction shall determine to be entitled thereto.

                                   SECTION 10

                                  MISCELLANEOUS

     10.1 NOTICES.

          (a) NOTICES GENERALLY. Except as otherwise expressly provided herein, all notices and other communications shall have been duly given and shall be effective (i) when delivered, (ii) when transmitted via telecopy (or other facsimile device) to the number set out below, (iii) the Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (iv) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties at the address, in the case of the Credit Parties and the Lender, set forth below, or at such other address as such party may specify by written notice to the other parties hereto:

          if to any Credit Party:

                   PRG-Schultz USA, Inc.
                   600 Galleria Parkway, Suite 100
                   Atlanta, Georgia  30339
                   Attn:  Chief Financial Officer
                   Telephone:  (770) 779-3230
                   Telecopy:  (770) 779-3042

          with a copy to:

                   PRG-Schultz USA, Inc.
                   600 Galleria Parkway, Suite 100
                   Atlanta, Georgia  30339
                   Attn:  General Counsel
                   Telephone:  (770) 779-3051
                   Telecopy:  (770) 779-3034

          if to any Lender:

                   to its address set forth on its signature page,

          with a copy to:

                   Schulte Roth & Zabel LLP
                   919 Third Avenue
                   New York, NY  10022
                   Attn:  Jeffrey S. Sabin
                   Telephone:  (212) 756-2000
                   Telecopy:    (212) 593-5955


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


          if to the Collateral Agent:



                   Attn:
                         -------------------------------
                   Telephone:
                               -------------------------
                   Telecopy:
                              --------------------------

          with a copy to:

                   Schulte Roth & Zabel LLP
                   919 Third Avenue
                   New York, NY  10022
                   Attn:  Jeffrey S. Sabin
                   Telephone:  (212) 756-2000
                   Telecopy:    (212) 593-5955

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

          (b) ELECTRONIC COMMUNICATIONS. Notices and other communications to a Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by such Lender. Any Lender or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, PROVIDED that approval of such procedures may be limited to particular notices or communications.

Unless the Required Lenders otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), PROVIDED that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

          (c) CHANGE OF ADDRESS, ETC. Each of the Borrower, each Lender and the Collateral Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto.

          (d) RELIANCE BY LENDER. Each Lender and the Collateral Agent shall be entitled to rely and act upon any notices (including telephonic Notice of Borrowing) purportedly given by an executive officer of the Borrower on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Lender, the Collateral Agent and its Related Parties from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with each Lender or the Collateral Agent may be recorded by such Lender or the Collateral Agent, and each of the parties hereto hereby consents to such recording.

     10.2 RIGHT OF SET-OFF; ADJUSTMENTS.

     Upon the occurrence and during the continuance of any Event of Default, each of the Lenders and the Collateral Agent (and each of its Affiliates) is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender (or any of its Affiliates) to or for the credit or the account of any Credit Party against any and all of the obligations of such Person now or hereafter existing under this Credit Agreement, under the Notes, under any other Credit Document or otherwise, irrespective of whether such Lender or Collateral Agent shall have made any demand under hereunder or thereunder and although such obligations may be unmatured. Each of the Lenders and the Collateral Agent agrees promptly to notify any affected Credit Party after any such set-off and application made by such Lender or the Collateral Agent; PROVIDED, HOWEVER, that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each of the Lenders and the Collateral Agent under this Section 10.2 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender or the Collateral Agent may have.

     10.3 SUCCESSORS AND ASSIGNS.

          (a) The provisions of this Credit Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Credit Parties may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Credit Party without such consent shall be null and void). Nothing in this Credit Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Credit Agreement.

          (b) Each Lender may assign all or a portion of its rights and obligations under this Credit Agreement (including all or any portion of the Loans). From and after the effective date of such assignment, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such assignment, have the rights and obligations of the assigning Lender under this Credit Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such assignment, be released from its obligations under this Credit Agreement (and, in the case of an assignment covering all of the assigning Lender's rights and obligations under this Credit Agreement, the assigning Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 10.4, 10.8 and 10.12). Upon request by the assigning Lender and/or the assignee Lender, the Borrower shall execute and deliver new or replacement Note to the assigning Lender and the assignee Lender.

          (c) Notwithstanding anything herein to the contrary, each Lender may at any time, without the consent of the Borrower, pledge or assign a security interest in all or any portion of its rights under this Credit Agreement (including under each Note) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; PROVIDED that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

     10.4 EXPENSES; INDEMNIFICATION.

          (a) The Credit Parties jointly and severally agree to pay on demand all reasonable costs and expenses of each Lender in connection with the preparation, execution, delivery, administration, modification, and amendment of this Credit Agreement, the other Credit Documents, and the other documents to be delivered hereunder, including, without limitation, the reasonable fees and expenses of counsel for the Lenders and the Collateral Agent with respect thereto and with respect to advising such Lender and the Collateral Agent as to their rights and responsibilities under the Credit Documents. The Credit Parties further jointly and severally agree to pay on demand all reasonable costs and expenses of the Lenders and the Collateral Agent, if any (including, without limitation, reasonable attorneys' fees and expenses), in connection with the enforcement (whether through negotiations, legal proceedings, or otherwise) of the Credit Documents and the other documents to be delivered hereunder.

          (b)  Whether  or  not  the   transactions   contemplated   hereby  are
consummated, the Borrower agrees to indemnify, save and hold harmless each Lender, the Collateral Agent and its respective Affiliates, directors, officers, employees, counsel, agents and attorneys-in-fact (collectively the "INDEMNITEES") from and against: (a) any and all claims, demands, actions or causes of action that are asserted against any Indemnitee by any Person (other than such Lender or the Collateral Agent) relating directly or indirectly to a claim, demand, action or cause of action that such Person asserts or may assert against any Credit Party, any Affiliate of any Credit Party or any of their respective officers or directors; (b) any and all claims, demands, actions or causes of action that may at any time (including at any time following repayment of the Credit Party Obligations) be asserted or imposed against any Indemnitee, arising out of or relating to, the Credit Documents, any predecessor Credit Documents, the Commitments, the use or contemplated use of the proceeds of any extension of credit, or the relationship of any Credit Party and such Lender or the Collateral Agent under this Credit Agreement or any other Credit Document;
(c) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by the Borrower or any Subsidiary of the Parent, or any Environmental Liability related in any way to the Borrower or any Subsidiary of the Parent; (d) any administrative or investigative proceeding by any Governmental Authority arising out of or related to a claim, demand, action or cause of action described in subsection (a)


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or (b)  above;  and (e) any and all  liabilities  (including  liabilities  under indemnities), losses, costs or expenses (including reasonable fees and costs of counsel) that any Indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action, cause of action or proceeding, or as a result of the preparation of any defense in connection with any foregoing claim, demand, action, cause of action or proceeding, in all cases, whether or not arising out of the negligence of an Indemnitee, and whether or not an Indemnitee is a party to such claim, demand, action, cause of action or proceeding (all the foregoing, collectively, the "INDEMNIFIED LIABILITIES"); PROVIDED that no Indemnitee shall be entitled to indemnification for any claim caused by its own gross negligence or willful misconduct or for any loss asserted against it by another Indemnitee. The agreements in this Section shall survive the termination of the Commitments and repayment of all the other Credit Party Obligations.

          (c) Without prejudice to the survival of any other agreement of the Credit Parties hereunder, the agreements and obligations of the Credit Parties contained in this Section 10.4 shall survive the repayment of the Loans and other obligations under the Credit Documents and the termination of the Commitments hereunder.

     10.5 AMENDMENTS, WAIVERS AND CONSENTS.

     Except for actions expressly permitted to be taken by the Collateral Agent, neither this Credit Agreement nor any other Credit Document nor any of the terms hereof or thereof may be amended, changed, waived, discharged or terminated unless such amendment, change, waiver, discharge or termination is in writing entered into by, or approved in writing by, the Borrower and the Required Lenders or by the Collateral Agent with the consent of the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given, PROVIDED, HOWEVER, that no amendment, change, waiver, discharge, termination or consent shall (i) increase the Commitment of any Lender, reduce the principal of, or interest on, the Loans payable to any Lender, reduce the amount of any fee payable for the account of any Lender, or postpone or extend any date fixed for any payment of principal of, or interest or, fees on, the Loans payable to any Lender, in each case without the written consent of each Lender affected thereby, (ii) increase the Total Commitment without the written consent of each Lender affected thereby,
(iii) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that is required for the Lenders or any of them to take any action hereunder without the written consent of each Lender affected thereby, (iv) amend the definition of "Required Lenders" or "Pro Rata Share" without the written consent of each Lender or (v) release all or a substantial portion of the Collateral (except as otherwise provided in this Credit Agreement and the other Credit Documents), subordinate any Lien granted in favor of the Collateral Agent for the benefit of the Lenders, or release any Credit Party without the written consent of each Lender, (vi) amend, change or waive this
Section 10.5 without the written consent of each Lender. Notwithstanding the foregoing, no amendment, change, waiver, discharge, termination or consent shall, unless in writing and signed by the Collateral Agent, affect the rights or duties of the Collateral Agent (but not in its capacity as a Lender) under this Credit Agreement or the other Credit Documents.


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


     10.6 COUNTERPARTS.

     This Credit Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Credit Agreement to produce or account for more than one such counterpart for each of the parties hereto. Delivery by facsimile by any of the parties hereto of an executed counterpart of this Credit Agreement shall be as effective as an original executed counterpart hereof and shall be deemed a representation that an original executed counterpart hereof will be delivered.

     10.7 HEADINGS.

     The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Credit Agreement.

     10.8 SURVIVAL.

     All indemnities set forth herein, including, without limitation, in Section 3.11, 3.12 or 10.5 shall survive the execution and delivery of this Credit
Agreement, the making of the Loans, the repayment of the Loans and other obligations under the Credit Documents and the termination of the Commitments hereunder, and all representations and warranties made by the Credit Parties herein shall survive delivery of the Notes and the making of the Loans hereunder.

     10.9 GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE.

          (a) THIS CREDIT AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE LENDERS AND THE COLLATERAL AGENT SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

          (b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS CREDIT AGREEMENT, EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY CREDIT DOCUMENT OR OTHER DOCUMENT RELATED THERETO. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT WAIVES PERSONAL SERVICE OF ANY SUMMONS,


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


COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

     10.10 WAIVER OF JURY TRIAL.

     EACH PARTY TO THIS CREDIT AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY CREDIT DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY CREDIT DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS CREDIT AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     10.11 SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

     All representations and warranties made hereunder and in any other Credit Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lenders and the Collateral Agent, regardless of any investigation made by the Lenders, the Collateral Agent or on its behalf and notwithstanding that the Lender or the Collateral Agent may have had notice or knowledge of any Default at the time of any Loans, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

     10.12 SEVERABILITY.

     If any provision of any of the Credit Documents is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

     10.13 ENTIRETY.

     This Credit Agreement together with the other Credit Documents represent the entire agreement of the parties hereto and thereto, and supersede all prior agreements and understandings, oral or written, if any, including any commitment letters or correspondence relating to the Credit Documents or the transactions contemplated herein and therein.

     10.14 BINDING EFFECT; TERMINATION.

          (a) This Credit Agreement shall become effective at such time when all of the conditions set forth in Section 5.1 have been satisfied or waived by the Lenders and it shall have


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


been executed by each Credit Party and each Lender and the Collateral Agent, and thereafter this Credit Agreement shall be binding upon and inure to the benefit of each Credit Party, each Lender, the Collateral Agent and its respective successors and assigns.

          (b) The term of this Credit Agreement shall be until no Loans, or any other amounts payable hereunder or under any of the other Credit Documents shall remain outstanding, all of the Credit Party Obligations (other than indemnification claims not yet asserted) have been irrevocably satisfied in full and this Credit Agreement and the other Credit Documents shall have been terminated.

     10.15 CONFIDENTIALITY.

     Each of the Lenders and the Collateral Agent agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and must agree to keep such Information confidential); (b) to the extent requested by any regulatory authority; (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (each of the Lenders and the Collateral Agent agrees to provide notice of any such requirement to the Borrower and, to the extent reasonably requested by the Borrower, cooperate with the Borrower and its Subsidiaries if the Borrower or any of its Subsidiaries seeks to have such Information subject to a protective order); (d) to any other party to this Credit Agreement; (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Credit Agreement or the enforcement of rights hereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Credit Agreement, provided that such assignee or participant or prospective assignee or participant agrees to keep the Information confidential or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty's or prospective counterparty's professional advisor) to any credit derivative transaction relating to obligations of the Credit Parties, provided that such contractual counterparty or prospective counterparty agrees to keep the
Information confidential; (g) with the consent of the Borrower; (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to such Lender or the Collateral Agent on a non-confidential basis from a source other than the Credit Parties; or (i) to the National Association of Insurance Commissioners or any other similar organization or any nationally recognized rating agency that requires access to information about such Lender's or its Affiliates' investment portfolio in connection with ratings issued with respect to such Lender or its Affiliates. In addition, each of the Lenders and the Collateral Agent may disclose the existence of this Credit Agreement and information about this Credit Agreement to market data collectors, similar service providers to the lending industry, and service providers to such Lender or the Collateral Agent in connection with the administration and management of this Credit Agreement, the other Credit Documents, the Commitment, and the Loans. For the purposes of this Section, "INFORMATION" means all information received from any Credit Party or any Subsidiary of the Parent relating to any Credit Party or any Subsidiary of the Parent or its business, other than any such information that is available to any Lender or the Collateral Agent on a non-confidential basis prior to disclosure by any Credit Party or any Subsidiary of the Parent. Any Person



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required to maintain  the  confidentiality  of  Information  as provided in this
Section shall be  considered  to have  complied with its  obligation to do so if
such  Person  has   exercised   the  same   degree  of  care  to  maintain   the
confidentiality  of such  Information  as such  Person  would  accord to its own
confidential  information.   Each  of  the  Lenders  and  the  Collateral  Agent
acknowledges that it is aware that the Borrower is a public company with securities that are publicly traded and that the Information includes material non-public Information.

     10.16 CONFLICT.

     To the extent that there is a conflict or inconsistency between any provision hereof, on the one hand, and any provision of any Credit Document, on the other hand, this Credit Agreement shall control.

     10.17 USA PATRIOT ACT NOTICE.

     Each Lender and the Collateral Agent hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "ACT"), it may be required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

                                   SECTION 11

                                COLLATERAL AGENT

     11.1 APPOINTMENT.

     Each Lender hereby irrevocably appoints and authorizes the Collateral Agent to perform the duties of the Collateral Agent as set forth in this Credit Agreement and the other Credit Documents including: (i) to execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to this Credit Agreement or any other Credit Document;
(ii) to perform, exercise, and enforce any and all other rights and remedies of the Lenders with respect to the Credit Parties, the Credit Party Obligations, or otherwise related to any of same to the extent reasonably incidental to the exercise by the Collateral Agent of the rights and remedies specifically authorized to be exercised by the Collateral Agent by the terms of this Credit Agreement or any other Credit Document; (iii) to incur and pay such fees necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to this Credit Agreement or any other Credit Document; and
(iv) subject to Section 11.3 of this Credit Agreement, to take such action as the Collateral Agent deems appropriate on its behalf to exercise the powers delegated to the Collateral Agent by the terms hereof or the other Credit Documents together with such powers as are reasonably incidental thereto to carry out the purposes hereof and thereof. As to any matters not expressly provided for by this Credit Agreement and the other Credit Documents (including, without limitation, enforcement or collection of the Loans), the Collateral Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected


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in so acting or refraining  from acting) upon the  instructions  of the Required
Lenders, and such instructions of the Lenders shall be binding upon all Lenders and all makers of Loans.

     11.2 NATURE OF DUTIES.

     The Collateral Agent shall have no duties or responsibilities except those expressly set forth in this Credit Agreement or in the other Credit Documents. The duties of the Collateral Agent shall be mechanical and administrative in nature. The Collateral Agent shall not have by reason of this Credit Agreement or any other Credit Document a fiduciary relationship in respect of any Lender. Nothing in this Credit Agreement or any other Credit Document, express or implied, is intended to or shall be construed to impose upon the Collateral Agent any obligations in respect of this Credit Agreement or any other Credit Document except as expressly set forth herein or therein. Each Lender shall make its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the making and the continuance of the Loans hereunder and shall make its own appraisal of the creditworthiness of the Credit Parties and the value of the Collateral, and the Collateral Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the initial Loan hereunder or at any time or times thereafter, provided that, upon the reasonable request of a Lender, the Collateral Agent shall provide to such Lender any documents or reports delivered to the Collateral Agent by the Credit Parties pursuant to the terms of this Credit Agreement or any other Credit Document. If the Collateral Agent seeks the consent or approval of the Required Lenders to the taking or refraining from taking any action hereunder, the Collateral Agent shall send notice thereof to each Lender.

     11.3 RIGHTS, EXCULPATION, ETC.

     The Collateral Agent and its directors, officers, agents or employees shall not be liable for any action taken or omitted to be taken by them under or in connection with this Credit Agreement or the other Credit Documents, except for their own gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, the Collateral Agent (i) may treat the payee of any Loan as the owner thereof until the Collateral Agent receives written notice of the assignment or transfer thereof, pursuant to Section 10.3 hereof, signed by such payee and in form satisfactory to the Collateral Agent; (ii) may consult with legal counsel (including, without limitation, counsel to the Collateral Agent or counsel to the Credit Parties), independent public accountants, and other experts selected by any of them and shall not be liable for any action taken or omitted to be taken in good faith by any of them in accordance with the advice of such counsel or experts; (iii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, certificates, warranties or representations made in or in connection with this Credit Agreement or the other Credit Documents; (iv) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Credit Agreement or the other Credit Documents on the part of any Person, the existence or possible existence of any Default or Event of Default, or to inspect the Collateral or other property (including, without limitation, the books and records) of any Person; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Credit Agreement or the other Credit Documents or any


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


other instrument or document furnished pursuant hereto or thereto; and (vi) shall not be deemed to have made any representation or warranty regarding the existence, value or collectibility of the Collateral, the existence, priority or perfection of the Collateral Agent's Lien thereon, or any certificate prepared by any Credit Party in connection therewith, nor shall the Collateral Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral. The Collateral Agent may at any time request instructions from the Lenders with respect to any actions or approvals which by the terms of this Credit Agreement or of any of the other Credit Documents the Collateral Agent is permitted or required to take or to grant, and if such instructions are promptly requested, the Collateral Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval under any of the Credit Documents until it shall have received such instructions from the Lenders. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Collateral Agent as a result of the Collateral Agent acting or refraining from acting under this Credit Agreement or any of the other Credit Documents in accordance with the instructions of the Required Lenders.

     11.4 RELIANCE.

     The Collateral Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Credit Agreement or any of the other Credit Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

     11.5 INDEMNIFICATION.

     To the extent that the Collateral Agent is not reimbursed and indemnified by any Credit Party, the Lenders will reimburse and indemnify the Collateral Agent from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Collateral Agent in any way relating to or arising out of this Credit Agreement or any of the other Credit Documents or any action taken or omitted by the Collateral Agent under this Credit Agreement or any of the other Credit Documents, in proportion to each Lender's Pro Rata Share, including, without limitation, advances and disbursements made pursuant to
Section 11.5; PROVIDED, HOWEVER, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements for which there has been a final judicial determination that such liability resulted from the Collateral Agent's gross negligence or willful misconduct. The obligations of the Lenders under this Section 11.5 shall survive the payment in full of the Loans and the termination of this Credit Agreement and of the other Credit Documents.

     11.6 COLLATERAL AGENT INDIVIDUALLY.

     With respect to its Pro Rata Share of the Total Commitment hereunder and the Loans made by it, the Collateral Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender or maker of a Loan. The terms "Lenders" or "Required Lenders" any similar terms shall, unless the context clearly otherwise indicates, include the Collateral Agent in

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its  individual  capacity  as a Lender  or one of the  "Required  Lenders."  The
Collateral Agent and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, trust or other business with the Borrower as if it were not acting as the Collateral Agent pursuant hereto without any duty to account to the other Lenders.

     11.7 SUCCESSOR COLLATERAL AGENT.

          (a) The Collateral Agent may resign from the performance of all its functions and duties hereunder and under the other Credit Documents at any time by giving at least thirty (30) Business Days' prior written notice to the Borrower and each Lender. Such resignation shall take effect upon the acceptance by a successor Collateral Agent of appointment pursuant to clauses (b) and (c) below or as otherwise provided below.

          (b) Upon any such notice of resignation, the Required Lenders shall appoint a successor Collateral Agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, such successor
Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the Collateral Agent, and the Collateral Agent shall be discharged from its duties and obligations under this Credit Agreement and the other Credit Documents. After the Collateral Agent's resignation hereunder as the Collateral Agent, the provisions of this Section 11 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Credit Agreement and the other Credit Documents.

          (c) If a successor Collateral Agent shall not have been so appointed within said thirty (30) Business Day period, the Collateral Agent shall then appoint a successor Collateral Agent who shall serve as the Collateral Agent until such time, if any, as the Required Lenders appoint a successor Collateral Agent as provided above.

     11.8 COLLATERAL MATTERS.

          (a) [intentionally omitted]

          (b) The Lenders hereby irrevocably authorize the Collateral Agent, at its option and in its discretion, to release any Lien granted to or held by the Collateral Agent upon any Collateral upon termination of the Total Commitment and payment and satisfaction of all Loans and all other Credit Party Obligations in accordance with the terms hereof; or constituting property being sold or disposed of in compliance with the terms of this Credit Agreement and the other Credit Documents; or constituting property in which the Credit Parties owned no interest at the time the Lien was granted or at any time thereafter; or if approved, authorized or ratified in writing by the requisite Lenders. Upon request by the Collateral Agent at any time, the Lenders will confirm in writing the Collateral Agent's authority to release particular types or items of Collateral pursuant to this Section 11.8(b).

          (c) Without in any manner limiting the Collateral Agent's authority to act without any specific or further authorization or consent by the Lenders (as set forth in Section 11.8(b), each Lender agrees to confirm in writing, upon request by the Collateral Agent, the authority to release Collateral conferred upon the Collateral Agent under Section 11.8. Upon receipt by the Collateral Agent of confirmation from the requisite Lenders of its authority to release any particular item or types of Collateral, and upon prior written request by any Credit Party, the Collateral Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Collateral Agent for the benefit of the Lenders upon such Collateral; PROVIDED, HOWEVER, that (i) the Collateral Agent shall not be required to execute any such document on terms which, in the Collateral Agent's opinion, would expose the Collateral Agent to liability or create any obligations or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Credit Party Obligations or any Lien upon (or obligations of any Credit Party in respect of) all interests in the Collateral retained by any Credit Party.

          (d) The Collateral Agent shall have no obligation whatsoever to any Lender to assure that the Collateral exists or is owned by the Credit Parties or is cared for, protected or insured or has been encumbered or that the Lien granted to the Collateral Agent pursuant to this Credit Agreement or any other Credit Document has been properly or sufficiently or lawfully created, perfected, protected or enforced or is entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the Collateral Agent in this 11.8 or in any other Credit Document, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given the Collateral Agent's own interest in the Collateral as one of the Lenders and that the Collateral Agent shall have no duty or liability whatsoever to any other Lender, except as otherwise provided herein.

     11.9 AGENCY FOR  PERFECTION.  Each Lender  hereby  appoints the  Collateral
Agent and each other Lender as agent and bailee for the purpose of perfecting the security interests in and liens upon the Collateral in assets which, in accordance with Article 9 of the Uniform Commercial Code, can be perfected only by possession or control (or where the security interest of a secured party with possession or control has priority over the security interest of another secured party) and the Collateral Agent and each Lender hereby acknowledges that it holds possession of or otherwise controls any such Collateral for the benefit of the Collateral Agent and the Lenders as secured party. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify the Collateral Agent thereof, and, promptly upon the Collateral Agent's request therefor shall deliver such Collateral to the Collateral Agent or in accordance with the Collateral Agent's instructions. In addition, the Collateral Agent shall also have the power and authority hereunder to appoint such other sub-agents as may be necessary or required under applicable state law or otherwise to perform its duties and enforce its rights with respect to the Collateral and under the Credit Documents. Each Credit Party by its execution and delivery of this Credit Agreement hereby consents to the foregoing.

                           [Signature Pages to Follow]

         Each of the parties hereto has caused a counterpart of this Credit Agreement to be duly executed and delivered as of the date first above written.

BORROWER:                 PRG-SCHULTZ USA, INC.,
                          a Georgia corporation

                          By:  /s/ James E. Moylan, Jr.
                              ------------------------------------------
                          Name:  James E. Moylan, Jr.
                          Title: Executive Vice President - Finance,
                                 Chief Financial Officer and Treasurer


GUARANTORS:               PRG-SCHULTZ INTERNATIONAL, INC.,
                          a Georgia corporation

                          By:  /s/ James E. Moylan, Jr.
                              ------------------------------------------
                          Name:  James E. Moylan, Jr.
                          Title: Executive Vice President - Finance,
                                 Chief Financial Officer and Treasurer


                          PRGFS, INC.,
                          PRGLS, INC.,
                          each a Delaware corporation

                          By:  /s/ James E. Moylan, Jr.
                              ------------------------------------------
                          Name:  James E. Moylan, Jr.
                          Title: Senior Vice President - Finance,
                                 Chief Financial Officer, Assistant
                                 Secretary and Assistant Treasurer


                          PRGRS, INC., a Delaware corporation

                          By:  /s/ James B. McCurry
                              ------------------------------------------
                          Name:  James B. McCurry
                          Title: President

GUARANTORS:               THE PROFIT RECOVERY GROUP ASIA, INC.,
                          PRG-SCHULTZ CANADA, INC.,
                          THE PROFIT RECOVERY GROUP NEW ZEALAND, INC.,
                          THE PROFIT RECOVERY GROUP NETHERLANDS, INC.,
                          THE PROFIT RECOVERY GROUP MEXICO, INC.,
                          PRG-SCHULTZ FRANCE, INC.,
                          PRG-SCHULTZ AUSTRALIA, INC.,
                          PRG-SCHULTZ BELGIUM, INC.,
                          PRG-SCHULTZ CHILE, INC.,
                          THE PROFIT RECOVERY GROUP GERMANY, INC.,
                          PRG INTERNATIONAL, INC.,
                          PRG-SCHULTZ SWITZERLAND, INC.,
                          THE PROFIT RECOVERY GROUP SOUTH AFRICA, INC.,
                          THE PROFIT RECOVERY GROUP SPAIN, INC.,
                          THE PROFIT RECOVERY GROUP ITALY, INC.,
                          PRG-SCHULTZ SCANDINAVIA, INC.,
                          PRG-SCHULTZ PORTUGAL, INC.,
                          PRG-SCHULTZ JAPAN, INC.,
                          THE PROFIT RECOVERY GROUP COSTA RICA, INC.,
                          PRG-SCHULTZ PUERTO RICO, INC.,
                          PRG USA, INC.,
                          PRG-SCHULTZ EUROPE, INC.,
                          EACH A GEORGIA CORPORATION

                          By:  /s/ James E. Moylan, Jr.
                              ------------------------------------------
                          Name:  James E. Moylan, Jr.
                          Title: Executive Vice President - Finance,
                                 Chief Financial Officer and Treasurer


                          HS&A ACQUISITION - UK, INC.,
                          a Texas corporation

                          By:  /s/ James E. Moylan, Jr.
                              ------------------------------------------
                          Name:  James E. Moylan, Jr.
                          Title: Executive Vice President - Finance,
                                 Chief Financial Officer and Treasurer

LENDERS:                                  BLUM STRATEGIC PARTNERS II, L.P.

                                          By:  /s/ Jose S. Medeiros
                                              --------------------------
                                          Name:  Jose S. Medeiros
                                          Title: Partner

                                          909 Montgomery Street, Suite 400
                                          San Francisco, CA 94133
                                          Attention:  Jose S. Medeiros
                                          Telephone: 415-288-7201
                                          Facsimile:  415-283-0601

LENDERS:                                  BLUM STRATEGIC PARTNERS II
                                          GMBH & CO. KG.

                                          By:  /s/ Jose S. Medeiros
                                              --------------------------
                                          Name:  Jose S. Medeiros
                                          Title: Partner

                                          909 Montgomery Street, Suite 400
                                          San Francisco, CA 94133
                                          Attention:  Jose S. Medeiros
                                          Telephone: 415-288-7201
                                          Facsimile:  415-283-0601

LENDERS:                                  PARKCENTRAL GLOBAL HUB LIMITED

                                          By:  /s/ Steven Blasnik
                                              --------------------------
                                          Name:  Steven Blasnik
                                          Title: President

                                          2300 West Plano Parkway
                                          Plano, TX 75075
                                          Attention: Steve Blasnik
                                          Telephone: 972-535-1900
                                          Facsimile: 972-535-1997

LENDERS:                                  PETRUS SECURITIES L.P.


                                          By:  /s/ Steven Blasnik
                                              --------------------------
                                          Name:  Steven Blasnik
                                          Title: President of General Partner

                                          2300 West Plano Parkway
                                          Plano, TX 75075
                                          Attention: Steve Blasnik
                                          Telephone: 972-535-1919
                                          Facsimile:  972-535-1997

COLLATERAL AGENT:                         BLUM STRATEGIC PARTNERS II, L.P.

                                          By:  /s/ Jose S. Medeiros
                                              --------------------------
                                          Name:  Jose S. Medeiros
                                          Title: Partner

                                   EXHIBIT 3

                                PLEDGE AGREEMENT


          THIS PLEDGE AGREEMENT (this "PLEDGE AGREEMENT") is entered into as of December 23, 2005 among PRG-SCHULTZ USA, INC., a Georgia corporation (the
"BORROWER"), PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the "PARENT"), certain of the Domestic Subsidiaries of the Parent (such Domestic Subsidiaries, together with the Parent, individually a "GUARANTOR", and collectively the "GUARANTORS"; the Guarantors together with the Borrower, individually a "PLEDGOR", and collectively the "PLEDGORS") and Blum Strategic Partners II, L.P., as the collateral agent for the Lenders referred to below (in such capacity together with its successors and permitted assigns, the "COLLATERAL AGENT").

                                    RECITALS


          WHEREAS, pursuant to that certain Credit Agreement dated as of the date hereof (as amended, modified, extended, renewed or replaced from time to time, the "CREDIT AGREEMENT"), among the Borrower, the Guarantors, the lenders from time to time party thereto (each a "LENDER" and collectively, the "LENDERS") and the Collateral Agent, each of the Lenders, severally and not jointly or jointly and severally, has agreed to make the Loans upon the terms and subject to the conditions set forth therein; and

          WHEREAS, it is a condition precedent to the effectiveness of the Credit Agreement and the obligations of the Lenders to make the Loans under the Credit Agreement that the Pledgors shall have executed and delivered this Pledge Agreement to the Collateral Agent for the benefit of the Lenders.

          NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          1. Definitions.

          (a) Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Credit Agreement, and the following terms which are defined in the Uniform Commercial Code as in effect in the State of New York on the date hereof (the "UCC"), are used herein as so defined: Accession, Financial Asset, Proceeds and Security.

          (b) In addition, the following term shall have the following meaning:

          "SECURED OBLIGATIONS": means, without duplication, (i) all of the obligations of the Credit Parties to the Collateral Agent and the Lenders, under the Credit Agreement or any other Credit Document (including, but not limited to, any interest accruing after the commencement of a proceeding by or against any Credit Party under any Debtor Relief Laws, regardless of whether such interest is an allowed claim under such proceeding), whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, howsoever evidenced, created, held or acquired, whether primary, secondary, direct, contingent, or joint and several, as such obligations may be amended, modified, increased, extended, renewed or replaced from time to time and (ii) all costs and expenses incurred in connection with enforcement and collection of the obligations described in the foregoing clause (i), including Attorney Costs.

          2. PLEDGE AND GRANT OF SECURITY INTEREST. To secure the prompt payment and performance in full when due, whether by lapse of time, acceleration, mandatory prepayment or otherwise, of the Secured Obligations, each Pledgor hereby pledges and assigns to the Collateral Agent, and grants to the Collateral Agent, in each case, for the benefit of the Lenders, a continuing security interest in, and a right to set-off against, any and all right, title and interest of such Pledgor in and to the following, whether now owned or existing or owned, acquired, or arising hereafter (collectively, the "PLEDGED COLLATERAL"):

                    (a) PLEDGED SHARES. (i) 100% (or, if less, the full amount owned by such Pledgor) of the issued and outstanding Capital Stock owned by such Pledgor of each Domestic Subsidiary of such Pledgor set forth on SCHEDULE 2(A) attached hereto and (ii) 66% of the issued and outstanding shares of Capital Stock entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) ("VOTING EQUITY") and 100% (or, if less, the full amount owned by such Pledgor) of the issued and outstanding Capital Stock not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) ("NON-VOTING EQUITY") owned by such Pledgor of each Material Foreign Subsidiary set forth on
          SCHEDULE 2(A) attached hereto, in each case together with the certificates (or other agreements or instruments), if any, representing such Capital Stock, and all options and other rights, contractual or otherwise, with respect thereto (collectively, together with the Capital Stock described in SECTION 2(B) and 2(C) below, the "PLEDGED SHARES"), including, but not limited to, the following:

                              (A) all shares,  securities,  membership interests
                    or other equity interests representing a dividend on any of the Pledged Shares, or representing a distribution or return of capital upon or in respect of the Pledged Shares, or resulting from a stock split, revision, reclassification or other exchange therefor, and any subscriptions, warrants, rights or options issued to the holder of, or otherwise in respect of, the Pledged Shares; and

                              (B)  without  affecting  the  obligations  of  the
                    Pledgors under any provision prohibiting such action hereunder or under the Credit Agreement, in the event of any consolidation or merger involving the issuer of any Pledged Shares and in which such issuer is not the surviving entity, all Capital Stock of the successor entity formed by or resulting from such consolidation or merger.

                    (b) ADDITIONAL SHARES. 100% (or, if less, the full amount owned by such Pledgor) of the issued and outstanding Capital Stock owned by such Pledgor of any Person which hereafter becomes a Domestic Subsidiary of such Pledgor and 66% of the Voting Equity and 100% (or, if less, the full amount owned by such Pledgor) of the Non-Voting Equity owned by such Pledgor of any Person which hereafter becomes a Material Foreign Subsidiary of such Pledgor, including, without limitation, the certificates (or other agreements or instruments) representing such Capital Stock.

                    (c) ACCESSIONS AND PROCEEDS. All Accessions and Proceeds of the foregoing, however and whenever acquired and in whatever form.

          Without limiting the generality of the foregoing, it is hereby specifically understood and agreed that a Pledgor may from time to time hereafter deliver additional Capital Stock to the Collateral Agent (or its designee) as collateral security for the Secured Obligations. Upon delivery to the Collateral Agent (or its designee), such additional Capital Stock shall be deemed to be part of the Pledged Collateral of such Pledgor and shall be subject to the terms of this Pledge Agreement whether or not SCHEDULE 2(A) is amended to refer to such additional Capital Stock.

          3. SECURITY FOR SECURED OBLIGATIONS. The security interest created hereby in the Pledged Collateral of each Pledgor constitutes continuing collateral security for all of the Secured Obligations.

          4. DELIVERY OF THE PLEDGED COLLATERAL. Each Pledgor hereby agrees that:

                    (a) DELIVERY OF CERTIFICATES. Each Pledgor shall, deliver to the Collateral Agent (or its designee) (i) simultaneously with or prior to the execution and delivery of this Pledge Agreement, all certificates representing the Pledged Shares of such Pledgor and (ii) promptly upon the receipt thereof by or on behalf of a Pledgor, all other certificates and instruments constituting Pledged Collateral of a Pledgor. Prior to delivery to the Collateral Agent (or its designee), all such certificates and instruments constituting Pledged Collateral of a Pledgor shall be held in trust by such Pledgor for the benefit of the Collateral Agent pursuant hereto. All such certificates shall be delivered in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, substantially in the form provided in EXHIBIT 4(A) attached hereto.

                    (b) ADDITIONAL SECURITIES. If such Pledgor shall receive by virtue of its being or having been the owner of any Pledged Collateral, any (i) certificate, including without limitation, any certificate representing a dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, or other equity interests, stock splits, spin-off or split-off, promissory notes or other instruments; (ii) option or right, whether as an addition to, substitution for, or an exchange for, any Pledged Collateral or otherwise; (iii) dividends payable in securities; or (iv) distributions of securities in connection with a partial or total liquidation, dissolution or reduction of capital, capital surplus or paid-in surplus, then such Pledgor shall receive such certificate, instrument, option, right or distribution in trust for the benefit of the Collateral Agent, shall segregate it from such Pledgor's other property and shall deliver it forthwith to the Collateral

          Agent (or its designee) in the exact form received together with any necessary endorsement and/or appropriate stock power duly executed in blank, substantially in the form provided in EXHIBIT 4(A), to be held by the Collateral Agent (or its designee) as Pledged Collateral and as further collateral security for the Secured Obligations.

                    (c) FINANCING STATEMENTS. Each Pledgor authorizes the Collateral Agent to file one or more financing statements disclosing the Collateral Agent's security interest in the Pledged Collateral (including any financing statement indicating that the Collateral is "all assets" or "all personal property" or words of similar effect or describing or identifying the Collateral by type or in any manner as the Collateral Agent may determine). Each Pledgor agrees to execute and deliver to the Collateral Agent such financing statements and other applicable financing statements as may be reasonably requested by the Collateral Agent in order to perfect and protect the security interest created hereby in the Pledged Collateral of such Pledgor.

          5. REPRESENTATIONS AND WARRANTIES. Each Pledgor hereby represents and warrants to the Collateral Agent and each Lender, that so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect:

               (a) AUTHORIZATION OF PLEDGED SHARES. The Pledged Shares are duly authorized and validly issued, are fully paid and, except for Pledged Shares which are shares (the "ULC SHARES") in PRG-Schultz Canada Corp. ("PRG-SCHULTZ CANADA"), a Nova Scotia unlimited liability company (the "ULC"), nonassessable and are not subject to the preemptive rights of any Person. All other Capital Stock constituting Pledged Collateral will be duly authorized and validly issued, fully paid and, except for Pledged Shares which are ULC Shares, nonassessable and not subject to the preemptive rights of any Person.

               (b) TITLE. Each Pledgor has good and indefeasible title to the Pledged Collateral of such Pledgor and will at all times be the legal and beneficial owner of such Pledged Collateral free and clear of any Lien, other than Permitted Liens. There exists no "adverse claim" within the meaning of Section 8-102 of the Uniform Commercial Code as in effect in the State of New York (the "UCC") with respect to the Pledged Shares of such Pledgor.

               (c) EXERCISING OF RIGHTS. Neither the exercise by the Collateral Agent or any Lender of its rights and remedies hereunder nor the execution, delivery or performance of this Agreement by the Pledgor will violate any law or governmental regulation or any material contractual restriction binding on or affecting a Pledgor or any of its property.

                    (d) PLEDGOR'S AUTHORITY. No authorization, approval or action by, and no notice or filing with any Governmental Authority or with the issuer of any Pledged Shares is required either (i) for the pledge made by a Pledgor or for the granting of the security interest by a Pledgor pursuant to this Pledge Agreement (except as have already been obtained) or (ii) for the exercise by the Collateral

          Agent or any Lender of its rights and  remedies  hereunder  (except as
          may  be  required  by  laws   affecting   the  offering  and  sale  of
          securities).

               (e) SECURITY INTEREST/PRIORITY. This Pledge Agreement creates a valid security interest in favor of the Collateral Agent, for the benefit of the Lenders, in the Pledged Collateral. The delivery to the Collateral Agent (or its designee) of certificates evidencing the Pledged Collateral, together with duly executed stock powers in respect thereof, will perfect and establish the first priority (subject in priority solely to the Liens in favor of the Working Capital Lender) of the Collateral Agent's security interest in any certificated Pledged Collateral that constitutes a Security. The filing of appropriate UCC financing statements in the appropriate filing offices in the jurisdiction of organization of the applicable Pledgor or obtaining "control" over such interests in accordance with the provisions of Section 8-106 of the UCC will perfect and establish the first priority (subject in priority solely to the Liens in favor of the Working Capital Lender) of the Collateral Agent's security interest in any uncertificated Pledged Collateral that constitutes a Security. The filing of appropriate UCC financing statements in the appropriate filing offices in the jurisdiction of organization of the applicable Pledgor will perfect and establish the first priority (subject in priority solely to the Liens in favor of the Working Capital Lender) of the Collateral Agent's security interest in any Pledged Collateral that does not constitute a Security. Except as set forth in this SECTION 5(E), no action is necessary to perfect or otherwise protect such security interest.

               (f) PARTNERSHIP AND MEMBERSHIP INTERESTS. Except as previously disclosed to the Lenders, none of the Pledged Shares consisting of partnership or limited liability company interests (i) is dealt in or traded on a securities exchange or in a securities market, (ii) by its terms expressly provides that it is a security governed by Article 8 of the UCC, (iii) is an investment company security, (iv) is held in a securities account or (v) constitutes a Security or a Financial Asset.

               (g) NO OTHER INTERESTS. No Pledgor owns any Capital Stock in any Subsidiary other than as set forth on SCHEDULE 2(A) attached hereto.

          6. COVENANTS. Each Pledgor hereby covenants, that so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect, such Pledgor shall:

               (a) BOOKS AND RECORDS. Mark its books and records (and shall cause the issuer of the Pledged Shares of such Pledgor to mark its books and records) to reflect the security interest granted to the Collateral Agent pursuant to this Pledge Agreement.

               (b) DEFENSE OF TITLE. Warrant and defend title to and ownership of the Pledged Collateral of such Pledgor at its own expense against the claims and demands of all other parties claiming an interest therein, keep the Pledged Collateral free from all Liens, except for Permitted Liens, and not sell, exchange, transfer, assign, lease or otherwise dispose of Pledged Collateral of such Pledgor or any interest therein, except as permitted under the Credit Agreement and the other Credit Documents.

               (c) FURTHER ASSURANCES. Promptly execute and deliver at its expense all further instruments and documents and take all further action that may be reasonably necessary and desirable or that the Collateral Agent may reasonably request in order to (i) perfect and protect the security interest created hereby in the Pledged Collateral of such Pledgor (including without limitation any and all action necessary to reasonably satisfy the Collateral Agent that the Collateral Agent has obtained a first priority (subject in priority solely to the Liens in favor of the Working Capital Lender) perfected security interest in any Capital Stock); (ii) enable the Collateral Agent or any Lender to exercise and enforce its rights and remedies hereunder in respect of the Pledged Collateral of such Pledgor; and
          (iii) otherwise effect the purposes of this Pledge Agreement, including, without limitation, and if requested by the Collateral
          Agent, delivering to the Collateral Agent (or its designees) irrevocable proxies in respect of the Pledged Collateral of such Pledgor upon the occurrence of and during the continuation of an Event of Default.

               (d) AMENDMENTS. Not make or consent to any amendment or other modification or waiver with respect to any of the Pledged Collateral of such Pledgor or enter into any agreement or allow to exist any restriction with respect to any of the Pledged Collateral of such Pledgor other than pursuant hereto.

               (e) COMPLIANCE WITH SECURITIES LAWS. File all reports and other information now or hereafter required to be filed by such Pledgor with the United States Securities and Exchange Commission and any other state, federal or foreign agency in connection with the ownership of the Pledged Collateral of such Pledgor.

               (f) ISSUANCE OR ACQUISITION OF CAPITAL STOCK. Not, without executing and delivering, or causing to be executed and delivered, to the Collateral Agent (or its designees) such agreements, documents and instruments as the Collateral Agent may reasonably require, issue or acquire any Capital Stock consisting of an interest in a partnership or a limited liability company that (i) is dealt in or traded on a securities exchange or in a securities market, (ii) by its terms expressly provides that it is a security governed by Article 8 of the UCC, (iii) is an investment company security, (iv) is held in a securities account or (v) constitutes a Security or a Financial Asset.

               (g) AUTHORIZATION. Authorize the Collateral Agent to prepare and file such financing statements (including renewal statements), amendments and supplements or such other instruments as the Collateral Agent may from time to time reasonably deem necessary, appropriate or convenient in order to perfect and maintain the security interests granted hereunder in accordance with the UCC.

          7. ADVANCES BY COLLATERAL AGENT. On failure of any Pledgor to perform any of the covenants and agreements contained herein, the Collateral Agent may, at its sole option and in its sole discretion, perform the same and in so doing may expend such sums as the Collateral Agent may reasonably deem advisable in the performance thereof, including, without limitation, the payment of any insurance premiums, the payment of any taxes, a payment to obtain a release of a Lien or potential Lien, expenditures made in defending against any adverse claim and all other expenditures which the Collateral Agent may make for the protection of the security hereof or which may be compelled to make by operation of law. All such sums and amounts so expended shall be repayable by the Pledgors on a joint and several basis promptly upon timely notice thereof and demand therefor, shall constitute additional Secured Obligations and shall bear interest from the date said amounts are expended at the Default Rate specified in SECTION 3.1 of the Credit Agreement. No such performance of any covenant or agreement by the Collateral Agent on behalf of any Pledgor, and no such advance or expenditure therefor, shall relieve the Pledgors of any default under the terms of this Pledge Agreement, the other Credit Documents or any other documents relating to the Secured Obligations. The Collateral Agent may make any payment hereby authorized in accordance with any bill, statement or estimate procured from the appropriate public office or holder of the claim to be discharged without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax assessment, sale, forfeiture, tax lien, title or claim except to the extent such payment is being contested in good faith by a Pledgor in appropriate proceedings and against which adequate reserves are being maintained in accordance with GAAP.

          8. EVENTS OF DEFAULT. The occurrence of an event which under the Credit Agreement would constitute an Event of Default shall be an Event of Default hereunder (an "EVENT OF DEFAULT").

          9. REMEDIES.

               (a) GENERAL REMEDIES. Upon the occurrence of an Event of Default and during the continuation thereof, the Collateral Agent shall have,
          (i) in respect of the Pledged Collateral of any Pledgor, except for Pledged Collateral consisting of ULC Shares, in addition to the rights and remedies provided herein, in any other documents relating to the Secured Obligations, in the Credit Documents or by law, the rights and remedies of a secured party under the UCC or any other applicable law and (ii) in respect of any PRG-Schultz Canada's Pledged Collateral consisting of ULC Shares, the rights and remedies described in this
          SECTION 9.

               (b) SALE OF PLEDGED  COLLATERAL.  Upon the occurrence of an Event of Default and during the continuation thereof, without limiting the generality of this SECTION 9 and without notice, the Collateral Agent may, in its sole discretion, sell or otherwise dispose of or realize upon the Pledged Collateral, or any part thereof, in one or more parcels, at public or private sale, at any exchange or broker's board or elsewhere, at such price or prices and on such other terms as the Collateral Agent may deem commercially reasonable, for cash, credit or for future delivery or otherwise in accordance with applicable law. To the extent permitted by law, the Collateral Agent and any Lender may in such event, bid for the purchase of such securities. Each Pledgor agrees that, to the extent notice of sale shall be required by law and has not been waived by such Pledgor, any requirement of reasonable notice shall be met if notice, specifying the place of any public sale or the time after which any private sale is to be made, is personally served on or mailed, postage prepaid, to such Pledgor, in accordance with the notice provisions of
          SECTION 10.1 of the Credit Agreement at least 10 days before the time of such sale. The Collateral Agent shall not be obligated to make any sale of Pledged Collateral of such Pledgor regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

               (c) PRIVATE SALE. Upon the occurrence of an Event of Default and during the continuation thereof, the Pledgors recognize that the Collateral Agent may deem it impracticable to effect a public sale of all or any part of the Pledged Shares or any of the securities constituting Pledged Collateral and that the Collateral Agent may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Each Pledgor acknowledges that any such private sale may be at prices and on terms less favorable to the seller than the prices and other terms which might have been obtained at a public sale and, notwithstanding the foregoing, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner and that the Collateral Agent shall have no obligation to delay sale of any such securities for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act of 1933. Each Pledgor further acknowledges and agrees that any offer to sell such securities which has been (i) publicly advertised on a bona fide basis in a newspaper or other publication of general circulation in the financial community of New York, New York (to the extent that such offer may be advertised without prior registration under the Securities Act of 1933), or (ii) made privately in the manner described above shall be deemed to involve a "public sale" under the UCC, notwithstanding that such sale may not constitute a "public offering" under the Securities Act of 1933, and the Collateral Agent may, in such event, bid for the purchase of such securities.

               (d) RETENTION OF PLEDGED COLLATERAL. In addition to the rights and remedies hereunder, upon the occurrence of an Event of Default, the Collateral Agent (for the ratable benefit of the Lenders) may, after providing the notices required by Sections 9-620 and 9-621 of the UCC or otherwise complying with the requirements of applicable law of the relevant jurisdiction, accept or retain all or any portion of the Pledged Collateral in satisfaction of the Secured Obligations. Unless and until the Collateral Agent shall have provided such notices, however, the Collateral Agent shall not be deemed to have accepted or retained any Pledged Collateral in satisfaction of any Secured Obligations for any reason.

               (e) DEFICIENCY. In the event that the proceeds of any sale, collection or realization are insufficient to pay all amounts to which the Collateral Agent and the Lenders are legally entitled, the Pledgors shall be jointly and severally liable for the deficiency, together with interest thereon at the Default Rate specified in
          SECTION 3.1 of the Credit Agreement, together with the costs of collection and the reasonable fees of any attorneys employed by the Collateral Agent or any Lender to collect such deficiency. Any surplus remaining after the full payment and satisfaction of the Secured Obligations shall be returned to the Pledgors or to whomsoever a court of competent jurisdiction shall determine to be entitled thereto.

          10. RIGHTS OF THE COLLATERAL AGENT.

               (a) POWER OF ATTORNEY. In addition to other powers of attorney contained herein, each Pledgor hereby designates and appoints the
          Collateral Agent and each of its designees or agents as attorney-in-fact of such Pledgor, irrevocably and with power of substitution, with authority to take any or all of the following actions (in the case of PRG-Schultz Canada's Pledged Collateral consisting of ULC Shares, such actions to be taken in the name of PRG-Schultz Canada and not in the Collateral Agent's own behalf) upon the occurrence and during the continuance of an Event of Default:

                    (i) to demand, collect, settle, compromise,  adjust and give discharges and releases concerning the Pledged Collateral of such Pledgor, all as the Collateral Agent may reasonably determine;

                    (ii) to commence and  prosecute any actions at any court for the purposes of collecting any of the Pledged Collateral of such Pledgor and enforcing any other right in respect thereof;

                    (iii) to defend,  settle or  compromise  any action  brought and, in connection therewith, give such discharge or release as the Collateral Agent may deem reasonably appropriate;

                    (iv) to pay or discharge taxes,  liens,  security interests, or other encumbrances levied or placed on or threatened against the Pledged Collateral of such Pledgor;

                    (v) to direct any parties  liable for any payment  under any of the Pledged Collateral to make payment of any and all monies due and to become due thereunder directly to the Collateral Agent or as the Collateral Agent shall direct;

                    (vi) to receive payment of and receipt for any and all monies, claims, and other amounts due and to become due at any time in respect of or arising out of any Pledged Collateral of such Pledgor;

                    (vii) to sign and endorse any drafts, assignments,  proxies, stock powers, verifications, notices and other documents relating to the Pledged Collateral of such Pledgor;

                    (viii) to settle,  compromise or adjust any suit,  action or proceeding described above and, in connection therewith, to give such discharges or releases as the Collateral Agent may deem reasonably appropriate;

                    (ix) to execute and deliver  all  assignments,  conveyances, statements, financing statements, renewal financing statements, pledge agreements, affidavits, notices and other agreements, instruments and documents that the Collateral Agent may reasonably determine necessary in order to perfect and maintain the security interests and liens granted in this Pledge Agreement and in order to fully consummate all of the transactions contemplated therein;

                    (x) to  exchange  any  of the  Pledged  Collateral  of  such
               Pledgor or other property upon any merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof and, in connection therewith, deposit any of the Pledged Collateral of such Pledgor with any committee, depository, transfer agent, registrar or other designated agency upon such terms as the Collateral Agent may reasonably determine;

                    (xi) to vote  for a  shareholder  resolution,  or to sign an instrument in writing, sanctioning the transfer of any or all of the Pledged Collateral of such Pledgor into the name of the Collateral Agent into the name of any transferee to whom the Pledged Collateral of such Pledgor or any part thereof may be sold pursuant to SECTION 9 hereof; and

                    (xii) to do and  perform  all such  other acts and things as the Collateral Agent may reasonably deem to be necessary or proper in connection with the Pledged Collateral of such Pledgor.

          This power of attorney is a power coupled with an interest and shall be irrevocable for so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect. The Collateral Agent shall be under no duty to exercise or withhold the exercise of any of the rights, powers, privileges and options expressly or implicitly granted to the Collateral Agent in this Pledge Agreement, and shall not be liable for any failure to do so or any delay in doing so. The Collateral Agent shall not be liable for any act or omission or for any error of judgment or any mistake of fact or law in its individual capacity or its capacity as attorney-in-fact except acts or omissions resulting from its gross negligence or willful misconduct. This power of attorney is conferred on the Collateral Agent solely to protect, preserve and realize upon its security interest in Pledged Collateral.

               (b) PERFORMANCE BY THE COLLATERAL AGENT OF PLEDGOR'S OBLIGATIONS. If any Pledgor fails to perform any agreement or obligation contained herein, the Collateral Agent itself may perform, or cause performance of, such agreement or obligation, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Pledgors on a joint and several basis pursuant to SECTION 26 hereof.

               (c) ASSIGNMENT BY THE COLLATERAL AGENT AND THE LENDERS. The Collateral Agent and each Lender may from time to time assign the Secured Obligations and any portion thereof in accordance with the Credit Agreement and/or the Pledged Collateral and any portion thereof, and the assignee shall be entitled to all of the rights and remedies of the Collateral Agent or such Lender, as applicable, under this Pledge Agreement in relation thereto.

               (d) THE COLLATERAL AGENT'S DUTY OF CARE. Other than the exercise of reasonable care to assure the safe custody of the Pledged Collateral while being held by the Collateral Agent hereunder, the Collateral Agent shall have no duty or liability to preserve rights pertaining thereto, it being understood and agreed that the Pledgors shall be responsible for preservation of all rights in the Pledged Collateral of such Pledgor, and the Collateral Agent shall be relieved of all responsibility for Pledged Collateral upon surrendering it or tendering the surrender of it to the Pledgors. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if such Pledged Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property, which shall be no less than the treatment employed by a reasonable and prudent agent in the industry, it being understood that the Collateral Agent shall not have responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Collateral Agent has or is deemed to have knowledge of such matters; or (ii) taking any necessary steps to preserve rights against any parties with respect to any Pledged Collateral.

               (e) VOTING RIGHTS IN RESPECT OF THE PLEDGED COLLATERAL.

                    (i) So long as no Event of Default  shall have  occurred and be continuing, to the extent permitted by law, each Pledgor may exercise any and all voting and other consensual rights pertaining to the Pledged Collateral of such Pledgor or any part thereof for any purpose not inconsistent with the terms of this Pledge Agreement or the Credit Agreement; and

                    (ii) Upon the  occurrence  and during the  continuance of an
               Event of Default, all rights of a Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to paragraph (i) of this subsection shall cease and all such rights shall thereupon become vested in the Collateral

               Agent which shall then have the sole right to exercise such voting and other consensual rights.

               (f) DIVIDEND RIGHTS IN RESPECT OF THE PLEDGED COLLATERAL.

                    (i) So long as no Event of Default  shall have  occurred and be continuing and subject to SECTION 4(B) hereof, each Pledgor may receive and retain any and all dividends (other than stock dividends and other dividends constituting Pledged Collateral which are addressed hereinabove) or interest paid in respect of the Pledged Collateral to the extent they are allowed under the Credit Agreement.

                    (ii) Upon the  occurrence  and during the  continuance of an
               Event of Default:

                         (A) all rights of a Pledgor to receive the dividends
                    and interest payments which it would otherwise be authorized to receive and retain pursuant to paragraph (i) of this subsection shall cease and all such rights shall thereupon be vested in the Collateral Agent (or its designee) which shall then have the sole right to receive and hold as Pledged Collateral such dividends and interest payments; and

                         (B) all dividends and interest payments which are
                    received by a Pledgor contrary to the provisions of paragraph (A) of this subsection shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of such Pledgor, and shall be forthwith paid over to the Collateral Agent (or its designee) as Pledged Collateral in the exact form received, to be held by the Collateral Agent (or its designee) as Pledged Collateral and as further collateral security for the Secured Obligations.

               (g) RELEASE OF PLEDGED COLLATERAL. The Collateral Agent may release any of the Pledged Collateral from this Pledge Agreement or may substitute any of the Pledged Collateral for other Pledged Collateral without altering, varying or diminishing in any way the force, effect, lien, pledge or security interest of this Pledge Agreement as to any Pledged Collateral not expressly released or substituted, and this Pledge Agreement shall continue as a first priority lien (subject in priority solely to the Liens in favor of the Working Capital Lender) on all Pledged Collateral not expressly released or substituted.

          11. EXCEPTION FOR UNLIMITED LIABILITY COMPANY SHARES. Notwithstanding anything contained in this Pledge Agreement to the contrary, with respect to the Pledged Collateral that constitutes the ULC Shares, subsections 10(e) and 10(f) shall not apply to such

ULC Shares, and neither the Collateral Agent nor any person other than the PRG-Schultz Canada shall become or deemed to become members or shareholders of the ULC for the purposes of the COMPANIES ACT (Nova Scotia) pursuant to this Pledge Agreement until such time as notice is given to the PRG-Schultz Canada and further steps are taken under this Pledge Agreement to register the Collateral Agent or its nominee as holder of the ULC Shares. No provision in this Pledge Agreement or actions taken by the Collateral Agent pursuant to this Pledge Agreement which might provide or be deemed to provide otherwise than as set forth above or which might provide or be deemed to provide the Collateral Agent any other ownership or indicia of ownership of the ULC shall apply in respect of ULC Shares except as set forth in the final sentence of this SECTION
11. To the extent that any provision of this Pledge Agreement would have the effect of constituting the Collateral Agent as a member of the ULC prior to the time of the re-registration of the shares in its name or that of its nominee, such provision shall be severed herefrom and rendered ineffective with respect to (but only with respect to) Pledged Collateral comprising the ULC Shares and without otherwise invalidating or rendering unenforceable this Pledge Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Pledged Collateral that is not comprised of the ULC Shares. Without limiting the generality of the foregoing and notwithstanding anything to the contrary in this Pledge Agreement with respect to the ULC Shares only, neither PRG-Schultz Canada nor the ULC, the issuer of the ULC Shares, shall, or shall be obliged to, cause or permit the Collateral Agent to be, or to be deemed to be or entitled to, (i) be registered as shareholder or member, or apply to be registered as shareholder or member of the ULC other than upon the enforcement of rights' described in the final sentence of this SECTION 11 upon the giving of notice;
(ii) be referred to in any notation entered in any share register in respect of ULC Shares; (iii) be held out as shareholder or member of the ULC; or (iv) to act as shareholder or member of the ULC, or obtain, exercise or attempt to exercise any rights of a shareholder or member including, without limitation, the right to attend a meeting of, or to vote the shares of, the ULC or to receive (other than to hold as Pledged Collateral), any dividend or other distribution in respect of ULC Shares. The foregoing limitations shall not restrict the Collateral Agent from exercising the rights, powers and remedies which it is entitled to exercise under SECTION 9 of this Pledge Agreement in respect of any Pledged Collateral constituting the ULC Shares at any time that the Collateral Agent shall be entitled to realize on all or any portion of the Pledged Collateral pursuant to the security interests and pledges granted by this Pledge Agreement, PROVIDED that no such exercise shall occur, or be deemed to have occurred, prior to the provision to PRG-Schultz Canada by the Collateral Agent of prior written notice of the Collateral Agent's intention to exercise such rights, powers and remedies.

          12. APPLICATION OF PROCEEDS. Upon the occurrence and during the continuance of an Event of Default, any payments in respect of the Secured Obligations and any proceeds of any Pledged Collateral, when received by the Collateral Agent or the Lenders in cash or its equivalent, will be applied in reduction of the Secured Obligations in the order set forth in SECTION 9.3 of the Credit Agreement, and each Pledgor irrevocably waives the right to direct the application of such payments and proceeds and acknowledges and agrees that the Collateral Agent and the Lenders shall have the continuing and exclusive right to apply and reapply any and all such payments and proceeds in the Collateral Agent's and the Lenders' sole discretion, notwithstanding any entry to the contrary upon any of its books and records.

          13. COSTS OF COUNSEL. At all times hereafter, the Pledgors agree to promptly pay upon demand any and all reasonable costs and expenses of (a) the Collateral Agent and each Lender, as required under SECTION 10.4 of the Credit Agreement and (b) of the Collateral Agent as the incurrence of such costs and expenses are reasonably necessary to protect the Pledged Collateral or to exercise any rights or remedies under this Pledge Agreement or with respect to any Pledged Collateral. All of the foregoing costs and expenses shall constitute Secured Obligations hereunder.

          14. CONTINUING AGREEMENT.

                    (a) This Pledge Agreement shall be a continuing agreement in every respect and shall remain in full force and effect so long as any of the Secured Obligations remain outstanding and the Credit Document shall not have been terminated (other than any obligations with respect to the indemnities and the representations and warranties set forth in the Credit Documents). Upon such payment and termination, this Pledge Agreement shall be automatically terminated and the Collateral Agent shall, upon the request and at the expense of the Pledgors, forthwith promptly release all of its liens and security interests hereunder and shall execute and deliver all UCC termination statements and/or other documents reasonably requested by the Pledgors evidencing such termination. Notwithstanding the foregoing all releases and indemnities provided hereunder shall survive termination of this Pledge Agreement.

                    (b) This Pledge  Agreement shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Secured Obligations is rescinded or must otherwise be restored or returned by the Collateral Agent or any Lender as a preference, fraudulent conveyance or otherwise under any bankruptcy, insolvency or similar law, all as though such payment had not been made;
              PROVIDED that in the event payment of all or any part of the Secured Obligations is rescinded or must be restored or returned, all reasonable costs and expenses (including without limitation any reasonable legal fees and disbursements) incurred by the Collateral Agent or any Lender in defending and enforcing such reinstatement shall be deemed to be included as a part of the Secured Obligations.

            15. AMENDMENTS; WAIVERS: MODIFICATIONS. This Pledge Agreement and the provisions hereof may not be amended, waived, modified, changed, discharged or terminated unless such amendment, change, waiver, discharge or termination is in writing entered into by, or approved in writing by, the Collateral Agent and each of the Obligors.

            16. SUCCESSORS IN INTEREST. This Pledge Agreement shall create a continuing security interest in the Collateral and shall be binding upon each Pledgor, its successors and assigns and shall inure, together with the rights and remedies of the Collateral Agent hereunder, to the Collateral Agent, for the ratable benefit of the Lenders and each of their respective successors and permitted assigns; PROVIDED, HOWEVER, that none of the Pledgors may assign its rights or delegate its duties hereunder without the prior written consent of the Required Lenders. To the fullest extent permitted by law, each Pledgor hereby releases the Collateral Agent and each Lender, and their successors and assigns and their respective officers, attorneys, employees and agents, from any liability for any act or omission or any error of judgment or mistake of fact or of law relating to this Pledge Agreement or the Collateral, except as set forth in SECTION 10 hereof and except for any liability arising from the gross negligence or willful misconduct of the Collateral Agent or any Lender, respectively, or its officers, employees or agents.

            17. NOTICES. All notices required or permitted to be given under this Pledge Agreement shall be in conformance with SECTION 10.1 of the Credit Agreement.

            18. COUNTERPARTS. This Pledge Agreement may be executed in any number of counterparts, each of which where so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Pledge Agreement to produce or account for more than one such counterpart.

            19. HEADINGS. The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Pledge Agreement.

            20. GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE.

                    (a) THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE COLLATERAL AGENT AND THE LENDERS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

                    (b) ANY LEGAL  ACTION OR  PROCEEDING  WITH  RESPECT  TO THIS
              PLEDGE AGREEMENT OR ANY OTHER CREDIT DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY, NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS PLEDGE AGREEMENT, EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CON VENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY CREDIT DOCUMENT OR OTHER DOCUMENT RELATED THERETO. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

            21. WAIVER OF JURY TRIAL. EACH PARTY TO THIS PLEDGE AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS PLEDGE AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS PLEDGE AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS PLEDGE AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

            22. SEVERABILITY. If any provision of this Pledge Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

            23. ENTIRETY. This Pledge Agreement, the other Credit Documents and the other documents relating to the Secured Obligations represent the entire agreement of the parties hereto and thereto, and supersede all prior agreements and understandings, oral or written, if any, including any commitment letters or correspondence relating to the Credit Documents, any other documents relating to the Secured Obligations or the transactions contemplated herein and therein.

            24. SURVIVAL. All representations and warranties of the Pledgors hereunder shall survive the execution and delivery of this Pledge Agreement, and the other Credit Documents.

            25. OTHER SECURITY. To the extent that any of the Secured Obligations are now or hereafter secured by property other than the Pledged Collateral (including, without limitation, real and other personal property owned by a Pledgor), or by a guarantee, endorsement or property of any other Person, then the Collateral Agent shall, subject in priority solely to the Liens in favor of the Working Capital Lender, have the right to proceed against such other property, guarantee or endorsement upon the occurrence of any Event of Default, and the Collateral Agent has the right, in its sole discretion, to determine which rights, security, liens, security interests or remedies the Collateral Agent shall at any time pursue, relinquish, subordinate, modify or take with respect thereto, without in any way modifying or affecting any of them or any of the Collateral Agent's rights or the Secured Obligations under this Pledge Agreement, under any other of the Credit Documents or under any other documents relating to the Secured Obligations.

            26. JOINT AND SEVERAL OBLIGATIONS OF PLEDGORS.

                    (a) Each of the  Pledgors  is  accepting  joint and  several
              liability    hereunder   in   consideration   of   the   financial
              accommodation  to be  provided  by the

Collateral Agent and the Lenders under the Credit Agreement, for the mutual benefit, directly and indirectly, of each of the Pledgors and in consideration of the undertakings of each of the Pledgors to accept joint and several liability for the obligations of each of them.

                    (b)  Each  of the  Pledgors  jointly  and  severally  hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Pledgors with respect to the payment and performance of all of the Secured Obligations arising under this Pledge Agreement, and the other Credit Documents, it being the intention of the parties hereto that all the Secured Obligations shall be the joint and several obligations of each of the Pledgors without preferences or distinction among them.

                    (c) Notwithstanding any provision to the contrary contained herein, in any other of the Credit Documents, the obligations of each Guarantor under the Credit Agreement, the other Credit Documents and the documents relating to the Secured Obligations shall be limited to an aggregate amount equal to the largest amount that would not render such obligation subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state law.

            27. INTERCREDITOR AGREEMENT. Notwithstanding anything to the contrary in this Pledge Agreement, (i) the rights of each Pledgor, the Collateral Agent and the Lenders under this Pledge Agreement are subject to the terms of the Intercreditor Agreement, (ii) any obligation of any Pledgor in this Pledge Agreement that requires delivery of Pledged Collateral to, possession or control of Pledged Collateral with, the pledge, assignment, endorsement or transfer of Pledged Collateral to or the registration of Pledged Collateral in the name of, the Collateral Agent shall be deemed complied with and satisfied if such delivery of Pledged Collateral is made to, such possession or control of Pledged Collateral is with, or such Pledged Collateral be assigned, endorsed or transferred to or registered in the name of, the Working Capital Lender, and
(iii) in the event of a direct conflict between the terms and provisions of this Pledge Agreement and the terms and provisions of the Intercreditor Agreement, it is the intention of each Pledgor, the Collateral Agent and the Lenders that such provisions shall be read together and construed, to the fullest extent possible, to be in concert with each other; however, in the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of the Intercreditor Agreement shall control and, in such case, no Pledgor shall be in breach of its obligations under this Pledge Agreement as a result of complying with the terms and provisions of the Intercreditor Agreement; provided that, notwithstanding the foregoing, nothing contained in this Section 27 shall limit or otherwise adversely effect the grant of a lien on or a security interest in any Pledged Collateral under Section 2 of this Pledge Agreement.

                  [remainder of page intentionally left blank]

            Each of the parties hereto has caused a counterpart of this Pledge Agreement to be duly executed and delivered as of the date first above written.

PLEDGORS:                    PRG-SCHULTZ USA, INC.,
--------                     a Georgia corporation

                             By: /s/James E. Moylan, Jr.
                                 ------------------------------
                             Name:  James E. Moylan, Jr.
                             Title: Executive Vice President - Finance
                                    Chief Financial Officer
                                    and Treasurer


                             PRG SCHULTZ INTERNATIONAL, INC.,
                             a Georgia corporation

                             By: /s/James E. Moylan, Jr.
                                 ------------------------------
                             Name: James E. Moylan, Jr.
                             Title: Executive Vice President - Finance
                                    Chief Financial Officer
                                    and Treasurer


                             PRGFS, INC.,
                             PRGLS, INC.
                             Each a Delaware corporation

                             By:  /s/James E. Moylan, Jr
                                  ------------------------------
                             Name: James E. Moylan, Jr.
                             Title: Senior Vice President - Financee
                                    Chief Financial Officer,
                                    Assistant Secretary and Assistant Treasurer


                             PRGRS, INC., a Delaware corporation

                             By:  /s/ James B. McCurry
                                  --------------------------------
                             Name:  James B. McCurry
                             Title: President



Pledge Agreement

                                    THE PROFIT RECOVERY GROUP ASIA, INC.,
                                    PRG-SCHULTZ CANADA, INC.,
                                    THE PROFIT RECOVERY GROUP NEW ZEALAND,
                                      INC.,
                                    THE PROFIT RECOVERY GROUP NETHERLANDS,
                                      INC.,
                                    THE PROFIT RECOVERY GROUP MEXICO, INC.,
                                    PRG-SCHULTZ FRANCE, INC.,
                                    PRG-SCHULTZ AUSTRALIA, INC.,
                                    PRG-SCHULTZ BELGIUM, INC.,
                                    PRG-SCHULTZ CHILE, INC.,
                                    THE PROFIT RECOVERY GROUP GERMANY, INC.,
                                    PRG INTERNATIONAL, INC.,
                                    PRG-SCHULTZ SWITZERLAND, INC.,
                                    THE PROFIT RECOVERY GROUP SOUTH AFRICA,
                                      INC.,
                                    THE PROFIT RECOVERY GROUP SPAIN, INC.,
                                    THE PROFIT RECOVERY GROUP ITALY, INC.,
                                    PRG-SCHULTZ SCANDINAVIA, INC.,
                                    PRG-SCHULTZ PORTUGAL, INC.,
                                    PRG-SCHULTZ JAPAN, INC.,
                                    THE PROFIT RECOVERY GROUP COSTA RICA,
                                      INC.,
                                    PRG-SCHULTZ PUERTO RICO, INC.,
                                    PRG USA, INC.,
                                    PRG-SCHULTZ EUROPE, INC.,
                                    EACH A GEORGIA CORPORATION

                                    By:  /s/James E. Moylan, Jr.
                                         -------------------------------
                                    Name:  James E. Moylan, Jr.
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer and
                                           Treasurer


                                    HS&A ACQUISITION - UK, INC.,
                                    a Texas corporation

                                    By:  /s/James E. Moylan, Jr.
                                         -------------------------------
                                    Name:  James E. Moylan, Jr.
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer and Treasurer



Pledge Agreement

COLLATERAL AGENT:                   BLUM STRATEGIC PARTNERS II, L.P.
---------------
                                    By:  /s/Jose S. Medeiros
                                         -------------------------------
                                    Name:  Jose S. Medeiros
                                    Title: Partner



Pledge Agreement

                                   EXHIBIT 4

                               SECURITY AGREEMENT


          THIS SECURITY AGREEMENT (this "SECURITY AGREEMENT") is entered into as of December 23, 2005 among PRG-SCHULTZ USA, INC., a Georgia corporation (the
"BORROWER"), PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the "PARENT"), certain of the Domestic Subsidiaries of the Parent (such Domestic Subsidiaries, together with the Parent, individually a "GUARANTOR" and collectively the "GUARANTORS"; the Guarantors together with the Borrower, individually an "OBLIGOR", and collectively the "OBLIGORS") and Blum Strategic Partners II, L.P., as the collateral agent for the Lenders referred to below (in such capacity together with its successors and permitted assigns, the "COLLATERAL AGENT").

                                    RECITALS

          WHEREAS, pursuant to that certain Credit Agreement, dated as of the date hereof (as amended, modified, extended, renewed or replaced from time to time, the "CREDIT AGREEMENT"), among the Borrower, the Guarantors, the lenders from time to time party thereto (each a "LENDER" and collectively, the "LENDERS") and the Collateral Agent, each of the Lenders, severally and not jointly or jointly and severally, has agreed to make the Loans upon the terms and subject to the conditions set forth therein; and

          WHEREAS, it is a condition precedent to the effectiveness of the Credit Agreement and the obligations of the Lenders to make the Loans under the Credit Agreement that the Obligors shall have executed and delivered this Security Agreement in favor of the Collateral Agent, for the benefit of the Lenders.

          NOW, THEREFORE,  in consideration of these premises and other good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties hereto agree as follows:

          1. DEFINITIONS.

               (a) Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Credit Agreement, and the following terms which are defined in the Uniform Commercial Code in effect in the State of New York on the date hereof (the "UCC") are used herein as so defined: Accession, Account, As-Extracted Collateral, Chattel Paper, Commercial Tort Claim, Commingled Goods, Consumer Goods, Deposit Account, Document,
          Equipment, Farm Products, Fixtures, General Intangible, Goods, Instrument, Inventory, Investment Property, Letter-of-Credit Right, Manufactured Home, Proceeds, Software, Standing Timber, Supporting Obligation and Tangible Chattel Paper.

               (b) In addition, the following terms shall have the following meanings:

               "COLLATERAL" has the meaning provided in Section 2 hereof.

               "COPYRIGHT LICENSES": any written agreement, naming any Obligor as licensor, granting any right under any Copyright including, without limitation, any thereof referred to in SCHEDULE 6.17 to the Credit Agreement.

               "COPYRIGHTS": (a) all copyrights registered in the United States or any other country in all Works, now existing or hereafter created or acquired, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, registrations, recordings and applications in the United States Copyright office including, without limitation, any thereof referred to in SCHEDULE 6.17 to the Credit Agreement, and (b) all renewals thereof including, without limitation, any thereof referred to in
          SCHEDULE 6.17 of the Credit Agreement.

               "INDEMNIFIED PARTY": has the meaning provided in Section 8(b) hereof.

               "PATENT LICENSE": all agreements, whether written or oral, providing for the grant by or to an Obligor of any right to manufacture, use or sell any invention covered by a Patent, including, without limitation, any thereof referred to in SCHEDULE 6.17 of the Credit Agreement.

               "PATENTS": (a) all letters patent of the United States or any other country and all reissues and extensions thereof, including, without limitation, any thereof referred to in SCHEDULE 6.17 of the Credit Agreement, and (b) all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, including, without limitation, any thereof referred to in SCHEDULE 6.17 of the Credit Agreement.

               "SECURED OBLIGATIONS": means, without duplication, (i) all of the obligations of the Credit Parties to the Collateral Agent and the
          Lenders, under the Credit Agreement or any other Credit Document (including, but not limited to, any interest accruing after the commencement of a proceeding by or against any Credit Party under any Debtor Relief Laws, regardless of whether such interest is an allowed claim under such proceeding), whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, howsoever evidenced, created, held or acquired, whether primary, secondary, direct, contingent, or joint and several, as such obligations may be amended, modified, increased, extended, renewed or replaced from time to time and (ii) all costs and expenses incurred in connection with enforcement and collection of the obligations described in the foregoing clause (i), including Attorney Costs.

               "TRADEMARK LICENSE": means any agreement, written or oral, providing for the grant by or to an Obligor of any right to use any Trademark, including, without limitation, any thereof referred to in
          SCHEDULE 6.17 of the Credit Agreement.

               "TRADEMARKS": (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and the goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, including, without limitation, any thereof referred to in SCHEDULE 6.17 to the Credit Agreement, and (b) all renewals thereof.

               "WORK": any work which is subject to copyright protection pursuant to Title 17 of the United States Code.

          2. GRANT OF SECURITY INTEREST IN THE COLLATERAL. To secure the prompt payment and performance in full when due, whether by lapse of time, acceleration, mandatory prepayment or otherwise, of the Secured Obligations, each Obligor hereby grants to the Collateral Agent, for the benefit of the Lenders, a continuing security interest in, and a right to set off against, any and all right, title and interest of such Obligor in and to all personal property of such Obligor of whatever type or description, whether now owned or existing or owned, acquired, or arising hereafter, including, without limitation, the following (collectively, the "COLLATERAL"):

          (a) all Accounts;

          (b) all cash and currency;

          (c) all Chattel Paper;

          (d) all Commercial Tort Claims identified on SCHEDULE 2(D) attached hereto;

          (e) all Copyrights;

          (f) all Copyright Licenses;

          (g) all Deposit Accounts;

          (h) all Documents;

          (i) all Equipment;

          (j) all Fixtures;

          (k) all General Intangibles;

          (l) all Goods;

          (m) all Instruments;

          (n) all Inventory;

          (o) all Investment Property;

          (p) all Letter-of-Credit Rights;

          (q) all Patents;

          (r) all Patent Licenses;

          (s) all Software;

          (t) all Supporting Obligations;

          (u) all Trademarks;

          (v) all Trademark Licenses; and

          (w) to the extent not otherwise included, all Accessions and all Proceeds of any and all of the foregoing.

     The Obligors and the Collateral Agent, hereby acknowledge and agree that the security interest created hereby in the Collateral (i) constitutes continuing collateral security for all of the Secured Obligations, whether now existing or hereafter arising and (ii) is not to be construed as an assignment of any Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks or Trademark Licenses.

     3. PROVISIONS RELATING TO ACCOUNTS.

          (a) Anything herein to the contrary notwithstanding, each of the Obligors shall remain liable under each of the Accounts to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise to each such Account. Neither the Collateral Agent nor any of the Lenders shall have any obligation or liability under any Account (or any agreement giving rise thereto) by reason of or arising out of this Security Agreement or the receipt by the Collateral Agent or any Lender of any payment relating to such Account pursuant hereto, nor shall the Collateral Agent nor any Lender be obligated in any manner to perform any of the obligations of an Obligor under or pursuant to any Account (or any agreement giving rise thereto), to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party under any Account (or any agreement giving rise thereto), to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

          (b) Once during each calendar year or at any time after the occurrence and during the continuation of an Event of Default, the Collateral Agent shall have the right, but not the obligation, to make test verifications of the Accounts in any manner and through any medium that it reasonably considers advisable, and the Obligors shall furnish all such assistance and information as the Collateral Agent may require in connection with such test verifications. At any time and from time to time, upon the Collateral Agent's reasonable request and at the expense of the Obligors, the Obligors shall cause independent public accountants or others satisfactory to the Collateral Agent to furnish to the Collateral Agent reports showing reconciliations, aging and test verifications of, and trial balances for, the Accounts. The Collateral Agent in its own name or in the name of others may communicate with account debtors on the Accounts to verify with them to the Collateral Agent's reasonable satisfaction the existence, amount and terms of any Accounts.

     4. REPRESENTATIONS AND WARRANTIES. Each Obligor hereby represents and warrants to the Collateral Agent and each of the Lenders that so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect:

          (a) LEGAL NAME; CHIEF EXECUTIVE OFFICE.

               (i) Each Obligor's exact legal name, taxpayer identification number, organization identification number, state of incorporation or formation, principal place of business and chief executive office are (and for the four months prior to the date hereof has been) as set forth on SCHEDULE 4(A)(I) attached hereto.

               (ii) Other than as set forth on SCHEDULE 4(A)(II) attached hereto, no Obligor has been party to a merger, consolidation or other change in structure or used any tradename in the four months prior to the date hereof.

          (b) OWNERSHIP. Each Obligor is the legal and beneficial owner of its Collateral and has the right to pledge, sell, assign or transfer the same.

          (c) SECURITY INTEREST/PRIORITY. This Security Agreement creates a valid security interest in favor of the Collateral Agent, for the benefit of the Lenders, in the Collateral of such Obligor and, when properly perfected by filing, shall constitute a valid perfected security interest in such Collateral, to the extent such security interest can be perfected by filing under the UCC, free and clear of all Liens except for Permitted Liens.

          (d) TYPES OF COLLATERAL. None of the Collateral consists of, or is the Accessions or the Proceeds of, As-Extracted Collateral, Consumer Goods, Farm Products, Manufactured Homes or Standing Timber.

          (e) ACCOUNTS. (i) Each Account of the Obligors and the papers and documents relating thereto are genuine and in all material respects what they purport to be, (ii) each Account arises out of (A) a bona fide sale of goods sold and delivered by such Obligor (or is in the process of being delivered) or (B) services theretofore actually rendered by such Obligor to, the account debtor named therein, (iii) no Account of an Obligor is evidenced by any Instrument or Chattel Paper unless such Instrument or Chattel Paper has been theretofore endorsed over and delivered to, or submitted to the control of, the Collateral Agent or its designee and (iv) no surety bond was required or given in connection with any Account of an Obligor or the contracts or purchase orders out of which they arose.

          (f) INVENTORY. No Inventory is held by an Obligor pursuant to consignment, sale or return, sale on approval or similar arrangement.

          (g) COPYRIGHTS, PATENTS AND TRADEMARKS.

               (i) SCHEDULE 6.17 to the Credit Agreement includes all Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks and Trademark Licenses owned by any Obligor in its own name, or to which any Obligor is party, as of the date hereof.

               (ii) To the best of each Obligor's knowledge, each Copyright, Patent and Trademark of such Obligor is valid, subsisting, unexpired, enforceable and has not been abandoned.

               (iii)  Except  as set  forth  in  SCHEDULE  6.17  to  the  Credit
          Agreement, none of such Copyrights, Patents and Trademarks is the subject of any licensing or franchise agreement.

               (iv) No holding, decision or judgment has been rendered by any Governmental Authority which would limit, cancel or question the validity of any Copyright, Patent or Trademark.

               (v) No action or proceeding is pending seeking to limit, cancel or question the validity of any Copyright, Patent or Trademark, or which would have a material adverse effect on the value of any Copyright, Patent or Trademark.

               (vi) All applications pertaining to the Copyrights, Patents and Trademarks of each Obligor have been duly and properly filed, and all registrations or letters pertaining to such Copyrights, Patents and Trademarks have been duly and properly filed and issued, and all of such Copyrights, Patents and Trademarks are valid and enforceable.

               (vii) No Obligor has made any assignment or agreement in conflict with the security interest in the Copyrights, Patents or Trademarks of each Obligor hereunder.

     5. COVENANTS. Each Obligor covenants that, so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect, such Obligor shall:

          (a) OTHER LIENS. Defend the Collateral against the claims and demands of all other parties claiming an interest therein, keep the Collateral free from all Liens, except for Permitted Liens, and not sell, exchange, transfer, assign, lease or otherwise dispose of the Collateral or any interest therein, except as permitted under the Credit Agreement.

          (b) PRESERVATION OF COLLATERAL. Keep the Collateral in good order, condition and repair and not use the Collateral in violation of the provisions of this Security Agreement or any other agreement relating to the Collateral or any policy insuring the Collateral or any applicable statute, law, bylaw, rule, regulation or ordinance.

          (c) INSTRUMENTS/TANGIBLE CHATTEL PAPER/DOCUMENTS. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any Instrument or Tangible Chattel Paper, or if any property constituting Collateral shall be stored or shipped subject to a Document, such Obligor shall ensure that (i) such Instrument, Tangible Chattel Paper or Document is either in the possession of such Obligor at all times or, if requested by the Collateral Agent, is immediately delivered to the Collateral Agent or its designee, duly endorsed in a manner satisfactory to the Collateral Agent and (ii) any Collateral consisting of Tangible Chattel Paper is marked with a legend acceptable to the Collateral Agent indicating the Collateral Agent's security interest in such Tangible Chattel Paper.

          (d) CHANGE IN STRUCTURE, LOCATION OR TYPE. Not, without providing 10 days prior written notice to the Collateral Agent and without authorizing the Collateral Agent to file such financing statements and amendments to any previously filed financing statements as the Collateral Agent may require, change its name or state of formation or be party to a merger, consolidation or other change in structure or use any tradename.

          (e) INSPECTION. Upon reasonable notice, and during reasonable hours, at all times allow the Collateral Agent or its representatives to visit and inspect the Collateral as set forth in SECTION 7.10 of the Credit Agreement.

          (f) AUTHORIZATION. Authorize the Collateral Agent to file one or more financing statements disclosing the Collateral Agent's security interest in the Collateral. Each Obligor agrees to execute and deliver to the Collateral Agent such financing statements and other applicable financing statements as may be reasonably requested by the Collateral Agent in order to perfect and protect the security interest created hereby in the Collateral of such Obligor.

          (g) PERFECTION OF SECURITY INTEREST. Execute and deliver to the Collateral Agent or its designee such agreements, assignments or instruments (including affidavits, notices, reaffirmations and amendments and restatements of existing documents, as the Collateral Agent may reasonably request) and do all such other things as the Collateral Agent may reasonably deem necessary or appropriate (i) to assure to the Collateral Agent the effectiveness and priority of its security interests hereunder, including (A) such financing statements (including renewal statements) or amendments thereof or supplements thereto or other instruments as the Collateral Agent may from time to time reasonably request in order to perfect and maintain the security interests granted hereunder in accordance with the UCC, (B) with regard to Copyrights, a Notice of Grant of Security Interest in Copyrights for filing with the United States Copyright Office in the form of SCHEDULE 5(F)(I) attached hereto, (C) with regard to Patents, a Notice of Grant of Security Interest in Patents for filing with the United States Patent and Trademark Office in the form of SCHEDULE 5(F)(II) attached hereto and (D) with regard to Trademarks, a Notice of Grant of Security Interest in Trademarks for filing with the United States Patent and Trademark Office in the form of SCHEDULE 5(F)(III) attached hereto, (ii) to consummate the transactions contemplated hereby and (iii) to otherwise protect and reasonably assure the Collateral Agent of its rights and interests hereunder. To that end, each Obligor agrees that the Collateral Agent may file one or more financing statements (with collateral descriptions broader, including without limitation, "all assets" and/or "all personal property" collateral descriptions, and/or less specific than the description of the Collateral contained herein) disclosing the Collateral Agent's security interest in any or all of the Collateral of such Obligor without, to the extent permitted by law, such Obligor's signature thereon, and further each Obligor also hereby irrevocably makes, constitutes and appoints the Collateral Agent, its nominee or any other Person whom the Collateral Agent may designate, as such Obligor's attorney-in-fact with full power and for the limited purpose to sign in the name of such Obligor any such financing statements (including renewal statements), amendments and supplements to financing statements, renewal financing statements, notices or any similar documents which in the Collateral Agent's reasonable discretion would be necessary, appropriate or convenient in order to perfect and maintain perfection of the security interests granted hereunder, such power, being coupled with an interest, being and remaining irrevocable and in effect so long as the Credit Agreement is in effect or any amounts payable thereunder or under any other Credit Document is in effect. Each Obligor hereby agrees that a carbon, photographic or other reproduction of this Security Agreement or any such financing statement is sufficient for filing as a financing statement by the Collateral Agent without notice thereof to such Obligor wherever the Collateral Agent may in its reasonable discretion desire to file the same. In the event for any reason the law of any jurisdiction other than New York becomes or is applicable to the Collateral of any Obligor or any part thereof, or to any of the Secured Obligations, such Obligor agrees to execute and deliver all such instruments and to do all such other things as the Collateral Agent in its sole discretion reasonably deems necessary or appropriate to preserve, protect and enforce the security interests of the Collateral Agent under the law of such other jurisdiction (and, if an Obligor shall fail to do so promptly upon the request of the Collateral Agent, then the Collateral Agent or its designee may execute any and all such requested documents on behalf of such Obligor pursuant to the power of attorney granted hereinabove). If any Collateral is in the possession or control of an Obligor's agents and the Collateral Agent so requests, such Obligor agrees to notify such agents in writing of the Collateral Agent's security interest therein and, upon the Collateral Agent's request, instruct them to hold all such Collateral for the
     Collateral Agent's (or its designee's) account and subject to the Collateral Agent's (or its designee's) instructions. Each Obligor agrees to mark its books and records to reflect the security interest of the Collateral Agent in the Collateral.

          (h) CONTROL. Execute and deliver all agreements, assignments, instruments or other documents as the Collateral Agent shall reasonably request for the purpose of obtaining and maintaining control within the meaning of the UCC with respect to any Collateral consisting of Deposit Accounts, Investment Property, Letter-of-Credit Rights and Electronic Chattel Paper.

          (i) COLLATERAL HELD BY WAREHOUSEMAN, BAILEE, ETC. If any Collateral is at any time in the possession or control of a warehouseman, bailee, agent or processor of such Obligor, (i) notify the Collateral Agent of such possession or control, (ii) notify such Person of the Collateral Agent's security interest in such Collateral, (iii) instruct such Person to hold all such Collateral for the Collateral Agent's (or its designee's) account and subject to the Collateral Agent's (or its designee's) instructions and
     (iv) use its best efforts to obtain an acknowledgment from such Person that it is holding such Collateral for the benefit of the Collateral Agent and the Lenders.

          (j) TREATMENT OF ACCOUNTS. Not grant or extend the time for payment of any Account, or compromise or settle any Account for less than the full amount thereof, or release any Person or property, in whole or in part, from payment thereof, or allow any credit or discount thereon, other than as normal and customary in the ordinary course of an Obligor's business.

          (k) COVENANTS RELATING TO COPYRIGHTS.

               (i) Employ the Copyright for each Work with such notice of copyright as may be required by law to secure copyright protection.

               (ii) Not do any act or knowingly omit to do any act whereby any material Copyright may become invalidated and (A) not do any act, or knowingly omit to do any act, whereby any material Copyright may become injected into the public domain; (B) notify the Collateral Agent immediately if it knows that any material Copyright may become injected into the public domain or of any adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any court or tribunal in the United States or any other country) regarding an Obligor's ownership of any such Copyright or its validity; (C) take all necessary steps as it shall deem appropriate under the circumstances, to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of each material Copyright owned by an Obligor including, without limitation, filing of applications for renewal where necessary; and (D) promptly notify the Collateral Agent of any material infringement of any material Copyright of an Obligor of which it becomes aware and take such actions as it shall reasonably deem appropriate under the circumstances to protect such Copyright, including, where appropriate, the bringing of suit for infringement, seeking injunctive relief and seeking to recover any and all damages for such infringement.

               (iii) Not make any assignment or agreement in conflict with the security interest in the Copyrights of each Obligor hereunder.


          (l) COVENANTS RELATING TO PATENTS AND TRADEMARKS.

               (i) (A) Continue to use each Trademark on each and every trademark class of goods applicable to its current line as reflected in its current catalogs, brochures and price lists in order to maintain such Trademark in full force free from any claim of abandonment for non-use, (B) maintain as in the past the quality of products and services offered under such Trademark, (C) employ such Trademark with the appropriate notice of registration, (D) not adopt or use any mark which is confusingly similar or a colorable imitation of such Trademark unless the Collateral Agent shall obtain a perfected security interest in such mark pursuant to this Security Agreement, and (E) not (and not permit any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby any Trademark may become invalidated.

               (ii) Not do any act, or omit to do any act, whereby any Patent may become abandoned or dedicated.

               (iii) Notify the Collateral Agent immediately if it knows that any application or registration relating to any Patent or Trademark may become abandoned or dedicated, or of any adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office or any court or tribunal in any country) regarding an Obligor's ownership of any Patent or Trademark or its right to register the same or to keep and maintain the same.

               (iv) Whenever an Obligor, either by itself or through an agent, employee, licensee or designee, shall file an application for the registration of any Patent or Trademark with the United States Patent and Trademark Office or any similar office or agency in any other country or any political subdivision thereof, such Obligor shall report such filing to the Collateral Agent within five Business Days after the last day of the fiscal quarter in which such filing occurs. Upon request of the Collateral Agent, an Obligor shall execute and deliver any and all agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent's security interest in any Patent or Trademark and the goodwill and general intangibles of an Obligor relating thereto or represented thereby.

               (v) Take all reasonable and necessary steps, including, without limitation, in any proceeding before the United States Patent and Trademark Office, or any similar office or agency in any other country or any political subdivision thereof, to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of the Patents and Trademarks, including, without limitation, filing of applications for renewal, affidavits of use and affidavits of incontestability.

               (vi) Promptly notify the Collateral Agent after it learns that any Patent or Trademark included in the Collateral is infringed, misappropriated or diluted by a third party and promptly sue for infringement, misappropriation or dilution, to seek injunctive relief where appropriate and to recover any and all damages for such infringement, misappropriation or dilution, or take such other actions as it shall reasonably deem appropriate under the circumstances to protect such Patent or Trademark.

               (vii) Not make any assignment or agreement in conflict with the security interest in the Patents or Trademarks of each Obligor hereunder.

          (m) NEW PATENTS, COPYRIGHTS AND TRADEMARKS. Promptly provide the Collateral Agent with (i) a listing of all applications, if any, for new Copyrights, Patents or Trademarks (together with a listing of the issuance of registrations or letters on present applications), which new applications and issued registrations or letters shall be subject to the terms and conditions hereunder, and (ii) (A) with respect to Copyrights, a duly executed Notice of Security Interest in Copyrights, (B) with respect to Patents, a duly executed Notice of Security Interest in Patents, (C) with respect to Trademarks, a duly executed Notice of Security Interest in Trademarks or (D) such other duly executed documents as the Collateral Agent may reasonably request in a form acceptable to counsel for the Collateral Agent and suitable for recording to evidence the security interest in the Copyright, Patent or Trademark which is the subject of such new application.

          (n) INSURANCE. Insure, repair and replace the Collateral of such Obligor as set forth in the Credit Agreement. All insurance proceeds shall be subject to the security interest of the Collateral Agent hereunder.

          (o) COMMERCIAL TORT CLAIMS.

               (i) Promptly notify the Collateral Agent in writing of the initiation of any Commercial Tort Claim before any Governmental Authority by or in favor of such Obligor or any of its Subsidiaries.

               (ii) Execute and deliver such statements, documents and notices and do and cause to be done all such things as the Collateral Agent may reasonably deem necessary, appropriate or convenient, or as are required by law, to create, perfect and maintain the Collateral Agent's security interest in any Commercial Tort Claim.

     6. ADVANCES BY THE COLLATERAL AGENT. On failure of any Obligor to perform any of the covenants and agreements contained herein, the Collateral Agent may, at its sole option and in its sole discretion, perform the same and in so doing may expend such sums as the Collateral Agent may reasonably deem advisable in the performance thereof, including, without limitation, the payment of any insurance premiums, the payment of any taxes, a payment to obtain a release of a Lien or potential Lien, expenditures made in defending against any adverse claim and all other expenditures which the Collateral Agent may make for the protection of the security hereof or which may be compelled to make by operation of law. All such sums and amounts so expended shall be repayable by the Obligors on a joint and several basis promptly upon timely notice thereof and demand therefor, shall constitute additional Secured Obligations and shall bear interest from the date said amounts are expended at the Default Rate specified in SECTION 3.1 of the Credit Agreement. No such performance of any covenant or agreement by the Collateral Agent on behalf of any Obligor, and no such advance or expenditure therefor, shall relieve the Obligors of any default under the terms of this Security Agreement, the other Credit Documents or any other documents relating to the Secured Obligations. The Collateral Agent may make any payment hereby authorized in accordance with any bill, statement or estimate procured from the appropriate public office or holder of the claim to be discharged without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax assessment, sale, forfeiture, tax lien, title or claim except to the extent such payment is being contested in good faith by an Obligor in appropriate proceedings and against which adequate reserves are being maintained in accordance with GAAP.

     7. EVENTS OF DEFAULT.

     The occurrence of an event which under the Credit Agreement would constitute an Event of Default shall be an Event of Default hereunder (an "EVENT OF DEFAULT").

     8. REMEDIES.

          (a) GENERAL REMEDIES. Upon the occurrence of an Event of Default and during continuation thereof, the Collateral Agent shall have, in addition to the rights and remedies provided herein, in the Credit Documents, in any other documents relating to the Secured Obligations or by law (including, but not limited to, levy of attachment, garnishment, and the rights and remedies set forth in the Uniform Commercial Code of the jurisdiction applicable to the affected Collateral), the rights and remedies of a secured party under the UCC (regardless of whether the UCC is the law of the jurisdiction where the rights and remedies are asserted and regardless of whether the UCC applies to the affected Collateral), and further, the Collateral Agent may, with or without judicial process or the aid and assistance of others, (i) enter on any premises on which any of the Collateral may be located and, without resistance or interference by the Obligors, take possession of the Collateral, (ii) dispose of any Collateral on any such premises, (iii) require the Obligors to assemble and make available to the Collateral Agent at the expense of the Obligors any Collateral at any place and time designated by the Collateral Agent which is reasonably convenient to both parties, (iv) remove any Collateral from any such premises for the purpose of effecting sale or other disposition thereof, and/or (v) without demand and without advertisement, notice, hearing or process of law, all of which each of the Obligors hereby waives to the fullest extent permitted by law, at any place and time or times, sell and deliver any or all Collateral held by or for it at public or private sale, by one or more contracts, in one or more parcels, for cash, upon credit or otherwise, at such prices and upon such terms as the Collateral Agent deems advisable, in its sole discretion (subject to any and all mandatory legal requirements). Each of the Obligors acknowledges that any private sale referenced above may be at prices and on terms less favorable to the seller than the prices and terms that might have been obtained at a public sale and agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Neither the Collateral Agent's compliance with applicable law nor its disclaimer of warranties relating to the Collateral shall be considered to adversely affect the commercial reasonableness of any sale. In addition to all other sums due to the Collateral Agent and the Lenders with respect to the Secured Obligations, the Obligors shall pay the Collateral Agent and the Lenders all reasonable documented costs and expenses incurred by the Collateral Agent and the Lenders, including, but not limited to, reasonable attorneys' fees and court costs, in obtaining or liquidating the Collateral, in enforcing payment of the Secured Obligations, or in the prosecution or defense of any action or proceeding by or against the Collateral Agent, any Lender or the Obligors concerning any matter arising out of or connected with this Security Agreement, any Collateral or the Secured Obligations, including, without limitation, any of the foregoing arising in, arising under or related to a case under the Debtor Relief
     Laws. To the extent the rights of notice cannot be legally waived hereunder, each Obligor agrees that any requirement of reasonable notice shall be met if such notice is personally served on or mailed, postage prepaid, to the Borrower in accordance with the notice provisions of
     SECTION 10.1 of the Credit Agreement at least 10 days before the time of sale or other event giving rise to the requirement of such notice. The Collateral Agent shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. To the extent permitted by law, the Collateral Agent and any Lender may be a purchaser at any such sale. To the extent permitted by applicable law, each of the Obligors hereby waives all of its rights of redemption with respect to any such sale. Subject to the provisions of applicable law, the Collateral Agent may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, to the extent permitted by law, be made at the time and place to which the sale was postponed, or the Collateral Agent may further postpone such sale by announcement made at such time and place.

          (b) REMEDIES RELATING TO ACCOUNTS. Upon the occurrence of an Event of Default and during the continuation thereof, whether or not the Collateral Agent has exercised any or all of its rights and remedies hereunder, each Obligor will, promptly upon request of the Collateral Agent, instruct all account debtors to remit all payments in respect of Accounts to a mailing location selected by the Collateral Agent (or its designee). In addition, the Collateral Agent or its designee shall have the right to enforce any Obligor's rights against its customers and account debtors and may notify any of Obligor's customers and account debtors that the Accounts of such Obligor have been assigned to the Collateral Agent or of the Collateral Agent's security interest therein, and may (either in its own name or in in the name of an Obligor or both) demand, collect (including without limitation by way of a lockbox arrangement), receive, take receipt for, sell, sue for, compound, settle, compromise and give acquittance for any and all amounts due or to become due on any Account, and, in the Collateral Agent's discretion, file any claim or take any other action or proceeding to protect and realize upon the security interest of the Collateral Agent in the Accounts. Each Obligor acknowledges and agrees that the Proceeds of its Accounts remitted to or on behalf of the Collateral Agent in accordance with the provisions hereof shall be solely for the Collateral Agent's own convenience and that such Obligor shall not have any right, title or interest in such Accounts or in any such other amounts except as expressly provided herein. The Collateral Agent shall have no liability or responsibility to any Obligor for acceptance in good faith of a check, draft or other order for payment of money bearing the legend "payment in full" or words of similar import or any other restrictive legend or endorsement or be responsible for determining the correctness of any remittance. Each Obligor hereby agrees to indemnify the Collateral Agent and each Lender from and against all liabilities, damages, losses, actions, claims, judgments, costs, expenses, charges and reasonable attorneys' fees suffered or incurred by the Collateral Agent or such Lender (each, an "INDEMNIFIED PARTY") because of the maintenance of the foregoing arrangements except as relating to or arising out of the gross negligence or willful misconduct of an Indemnified Party or its officers, employees or agents. In the case of any investigation, litigation or other proceeding, the foregoing indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by an Obligor, its directors, shareholders or creditors or an Indemnified Party or any other Person or any other Indemnified Party is otherwise a party thereto.

          (c) ACCESS. In addition to the rights and remedies hereunder, upon the occurrence of an Event of Default and during the continuance thereof, the Collateral Agent shall have the right to enter and remain upon the various premises of the Obligors without cost or charge to the Collateral Agent, and use the same, together with materials, supplies, books and records of the Obligors for the purpose of collecting and liquidating the Collateral, or for preparing for sale and conducting the sale of the Collateral, whether by foreclosure, auction or otherwise. In addition, the Collateral Agent may remove Collateral, or any part thereof, from such premises and/or any records with respect thereto, in order to effectively collect or liquidate such Collateral.

          (d) NONEXCLUSIVE NATURE OF REMEDIES. Failure by the Collateral Agent or any Lender to exercise any right, remedy or option under this Security Agreement, any other Credit Document, any other document relating to the Secured Obligations or as provided by law, or any delay by the Collateral Agent or any Lender in exercising the same, shall not operate as a waiver of any such right, remedy or option. No waiver hereunder shall be effective unless it is in writing, signed by the party against whom such waiver is sought to be enforced and then only to the extent specifically stated, which in the case of the Collateral Agent shall only be granted as provided herein. To the extent permitted by law, neither the Collateral Agent, any Lender nor any party acting as attorney for the Collateral Agent or any Lender, shall be liable hereunder for any acts or omissions or for any error of judgment or mistake of fact or law other than their gross negligence or willful misconduct hereunder. The rights and remedies of the

     Collateral Agent and the Lenders under this Security Agreement shall be cumulative and not exclusive of any other right or remedy which the Collateral Agent or any Lender may have.

          (e) RETENTION OF COLLATERAL. The Collateral Agent (for the ratable benefit of the Lenders) may, after providing the notices required by Sections 9-620 and 9-621 of the UCC or otherwise complying with the requirements of applicable law of the relevant jurisdiction, accept or retain all or any portion of the Collateral in satisfaction of the Secured Obligations. Unless and until the Collateral Agent shall have provided such notices, however, the Collateral Agent shall not be deemed to have accepted or retained any Collateral in satisfaction of any Secured Obligations for any reason.

          (f) DEFICIENCY. In the event that the proceeds of any sale, collection or realization are insufficient to pay all amounts to which the Collateral Agent and each Lender is legally entitled, the Obligors shall be jointly and severally liable for the deficiency, together with interest thereon at the Default Rate specified in SECTION 3.1 of the Credit Agreement, together with the costs of collection and the reasonable fees of any attorneys employed by the Collateral Agent or any Lender to collect such deficiency. Any surplus remaining after the full payment and satisfaction of the Secured Obligations shall be returned to the Obligors or to whomsoever a court of competent jurisdiction shall determine to be entitled thereto.

     9. RIGHTS OF THE COLLATERAL AGENT.

          (a) POWER OF ATTORNEY. In addition to other powers of attorney contained herein, each Obligor hereby designates and appoints the Collateral Agent and each of its designees or agents, as attorney-in-fact of such Obligor, irrevocably and with power of substitution, with authority to take any or all of the following actions upon the occurrence and during the continuance of an Event of Default:

               (i)  to  demand,  collect,  settle,   compromise,   adjust,  give
          discharges and releases, all as the Collateral Agent may reasonably determine;

               (ii) to commence and prosecute any actions at any court for the purposes of collecting any Collateral and enforcing any other right in respect thereof;

               (iii) to defend, settle or compromise any action brought and, in connection therewith, give such discharge or release as the Collateral Agent may deem reasonably appropriate;

               (iv) to receive, open and dispose of mail addressed to an Obligor and endorse checks, notes, drafts, acceptances, money orders, bills of lading, warehouse receipts or other instruments or documents evidencing payment, shipment or storage of the goods giving rise to the Collateral of such Obligor on behalf of and in the name of such Obligor, or securing, or relating to such Collateral;

               (iii) to pay or discharge taxes, liens, security interests or other encumbrances levied or placed on or threatened against the Collateral;

               (iv) to direct any parties liable for any payment in connection with any of the Collateral to make payment of any and all monies due and to become due thereunder directly to the Collateral Agent or as the Collateral Agent shall direct;

               (v) to receive payment of and receipt for any and all monies, claims, and other amounts due and to become due at any time in respect of or arising out of any Collateral;

               (viii) to sell, assign, transfer, make any agreement in respect of, or otherwise deal with or exercise rights in respect of, any Collateral or the goods or services which have given rise thereto, as fully and completely as though the Collateral Agent were the absolute owner thereof for all purposes;

               (ix) to adjust and settle claims under any insurance policy relating to the Collateral;

               (x) to execute and deliver all assignments, conveyances, statements, financing statements, renewal financing statements, security and pledge agreements, affidavits, notices and other agreements, instruments and documents that the Collateral Agent may reasonably determine necessary in order to perfect and maintain the security interests and liens granted in this Security Agreement and in order to fully consummate all of the transactions contemplated therein;

               (xi) to institute any foreclosure proceedings that the Collateral Agent may deem appropriate; and

               (xii) to do and perform all such other acts and things as the Collateral Agent may reasonably deem to be necessary, proper or convenient in connection with the Collateral.

     This power of attorney is a power coupled with an interest and shall be irrevocable for so long as any of the Secured Obligations remain outstanding or any Credit Document is in effect. The Collateral Agent shall be under no duty to exercise or withhold the exercise of any of the rights, powers, privileges and options expressly or implicitly granted to the Collateral Agent in this Security Agreement, and shall not be liable for any failure to do so or any delay in doing so. The Collateral Agent shall shall not be liable for any act or omission or for any error of judgment or any mistake of fact or law in its individual capacity or its capacity as attorney-in-fact except acts or omissions resulting from its gross negligence or willful misconduct. This power of attorney is conferred on the Collateral Agent solely to protect, preserve and realize upon its security interest in the Collateral.

          (b) PERFORMANCE BY THE COLLATERAL AGENT OF OBLIGATIONS. If any Obligor fails to perform any agreement or obligation contained herein, the Collateral Agent itself may perform, or cause performance of, such agreement or obligation, and the reasonable expenses of the Collateral Agent incurred in connection therewith shall be payable by the Obligors on a joint and several basis pursuant to SECTION 24 hereof.

          (c) ASSIGNMENT BY THE COLLATERAL AGENT AND THE LENDERS. The Collateral Agent and each Lender may from time to time assign the Secured Obligations and any portion thereof and/or the Collateral and any portion thereof, and the assignee shall be entitled to all of the rights and remedies of the Collateral Agent or such Lender under this Security Agreement in relation thereto.

          (d) THE COLLATERAL AGENT'S DUTY OF CARE. Other than the exercise of reasonable care to assure the safe custody of the Collateral while being held by the Collateral Agent hereunder, the Collateral Agent shall have no duty or liability to preserve rights pertaining thereto, it being understood and agreed that the Obligors shall be responsible for preservation of all rights in the Collateral, and the Collateral Agent shall be relieved of all responsibility for the Collateral upon surrendering it or tendering the surrender of it to the Obligors. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property, which shall be no less than the treatment employed by a reasonable and prudent agent in the industry, it being understood that the Collateral Agent shall not have responsibility for taking any necessary steps to preserve rights against any parties with respect to any of the Collateral.

     10. APPLICATION OF PROCEEDS. Upon the occurrence and during the continuance of an Event of Default, any payments in respect of the Secured Obligations and any proceeds of the Collateral, when received by the Collateral Agent or the Lenders in cash or its equivalent, will be applied in reduction of the Secured Obligations in the order set forth in SECTION 9.3 of the Credit Agreement or other document relating to the Secured Obligations, and each Obligor irrevocably waives the right to direct the application of such payments and proceeds and acknowledges and agrees that the Collateral Agent and the Lenders shall have the continuing and exclusive right to apply and reapply any and all such payments and proceeds in the Collateral Agent's and the Lenders' sole discretion, notwithstanding any entry to the contrary upon any of its books and records.

     11. COSTS OF COUNSEL. If at any time hereafter, whether upon the occurrence of an Event of Default or not, the Collateral Agent [or any Lender employs] [and Lenders employ](1) counsel to prepare or consider amendments, waivers or consents with respect to this Security Agreement, or to take action or make a response in or with respect to any legal or arbitral proceeding relating to this Security Agreement or relating to the Collateral, or to protect the Collateral or exercise any rights or remedies under this Security Agreement or with respect to the Collateral, then the Obligors agree to promptly pay upon demand any and all such reasonable documented costs and expenses of such Person, all of which costs and expenses shall constitute Secured Obligations hereunder.

     12. CONTINUING AGREEMENT.

          (a) This Security Agreement shall be a continuing agreement in every respect and shall remain in full force and effect so long as any of the Secured Obligations remain outstanding and the Credit Document shall have not been terminated (other than any obligations with respect to the indemnities and the representations and warranties set forth in the Credit Documents). Upon such payment and termination, this Security Agreement shall be automatically terminated and the Collateral Agent shall, upon the request and at the expense of the Obligors, forthwith release all of its liens and security interests hereunder and shall execute and deliver all UCC termination statements and/or other documents reasonably requested by the Obligors evidencing such termination. Notwithstanding the foregoing all releases and indemnities provided hereunder shall survive termination of this Security Agreement.

          (b) This Security Agreement shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Secured Obligations is rescinded or must otherwise be restored or returned by the Collateral Agent or any Lender as a preference, fraudulent conveyance or otherwise under any bankruptcy, insolvency or similar law, all as though such payment had not been made; provided that in the event payment of all or any part of the Secured Obligations is rescinded or must be restored or returned, all reasonable costs and expenses (including without limitation any reasonable legal fees and disbursements) incurred by the Collateral Agent or any lender in defending and enforcing such reinstatement shall be deemed to be included as a part of the Secured Obligations.

     13. AMENDMENTS; WAIVERS; MODIFICATIONS. This Security Agreement and the provisions hereof may not be amended, waived, modified, changed, discharged or terminated unless such amendment, change, waiver, discharge or termination is in writing entered into by, or approved in writing by, the Collateral Agent and each of the Obligors.

     14. SUCCESSORS IN INTEREST. This Security Agreement shall create a continuing security interest in the Collateral and shall be binding upon each Obligor, its successors and assigns and shall inure, together with the rights and remedies of the Collateral Agent hereunder, to the Collateral Agent, for the ratable benefit of the Lenders and each of their successors and permitted assigns; PROVIDED, HOWEVER, that none of the Obligors may assign its rights or delegate its duties hereunder without the prior written consent of the Required Lenders. To the fullest extent permitted by law, each Obligor hereby releases the Collateral Agent and each Lender, and their respective successors and assigns and their respective officers, attorneys, employees and agents, from any liability for any act or omission or any error of judgment or mistake of fact or of law relating to this Security Agreement or the Collateral, except as set forth in SECTION 8(D) hereof and except for any liability arising from the gross negligence or willful misconduct of the Collateral Agent or any Lender, respectively, or its officers, employees or agents.

     15. NOTICES. All notices required or permitted to be given under this Security Agreement shall be in conformance with SECTION 10.1 of the Credit Agreement.

     16. COUNTERPARTS. This Security Agreement may be executed in any number of counterparts, each of which where so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Security Agreement to produce or account for more than one such counterpart.

     17. HEADINGS. The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Security Agreement.

     18. GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE.

          (a) THIS SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE COLLATERAL AGENT AND THE LENDERS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

     (b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS SECURITY AGREEMENT OR ANY OTHER CREDIT DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY, NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS SECURITY AGREEMENT, EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY CREDIT DOCUMENT OR OTHER DOCUMENT RELATED THERETO. EACH CREDIT PARTY, EACH LENDER AND THE COLLATERAL AGENT WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

     19. WAIVER OF JURY TRIAL. EACH PARTY TO THIS SECURITY AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS SECURITY AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS SECURITY AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS SECURITY AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     20. SEVERABILITY. If any provision of this Security Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

     21. ENTIRETY. This Security Agreement, the other Credit Documents and the other documents relating to the Secured Obligations represent the entire agreement of the parties hereto and thereto, and supersede all prior agreements and understandings, oral or written, if any, including any commitment letters or correspondence relating to the Credit Documents, any other documents relating to the Secured Obligations or the transactions contemplated herein and therein.

     22. SURVIVAL. All representations and warranties of the Obligors hereunder shall survive the execution and delivery of this Security Agreement, the other Credit Documents and the other documents relating to the Secured Obligations, the delivery of the Notes and the making of the Loans under the Credit Agreement.

     23. OTHER SECURITY. To the extent that any of the Secured Obligations are now or hereafter secured by property other than the Collateral (including, without limitation, real property and securities owned by an Obligor), or by a guarantee, endorsement or property of any other Person, then the Collateral Agent shall have the right to proceed against such other property, guarantee or endorsement upon the occurrence of any Event of Default, and the Collateral Agent has the right, in its sole discretion, to determine which rights, security, liens, security interests or remedies the Collateral Agent shall at any time pursue, relinquish, subordinate, modify or take with respect thereto, without in any way modifying or affecting any of them or any of the Collateral agent's rights or the Secured Obligations under this Security Agreement, under any other of the Credit Documents or under any other documents relating to the Secured Obligations.

     24. JOINT AND SEVERAL OBLIGATIONS OF OBLIGORS.

          (a) Each of the Obligors is accepting joint and several liability hereunder in consideration of the financial accommodation to be provided by the Collateral Agent and the Lenders under the Credit Agreement, for the mutual benefit, directly and indirectly, of each of the Obligors and in consideration of the undertakings of each of the Obligors to accept joint and several liability for the obligations of each of them.

          (b) Each of the Obligors jointly and severally hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Obligors with respect to the payment and performance of all of the Secured Obligations arising under this Security Agreement and the other Credit Documents and any other documents relating to the Secured Obligations, it being the intention of the parties hereto that all the Secured Obligations shall be the joint and several obligations of each of the Obligors without preferences or distinction among them.

          (c) Notwithstanding any provision to the contrary contained herein, in any other of the Credit Documents or in any other documents relating to the Secured Obligations, the obligations of each Guarantor under the Credit Agreement, the other Credit Documents and the other documents relating to the Secured Obligations shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state law.

     25. INTERCREDITOR AGREEMENT. Notwithstanding anything to the contrary in this Security Agreement, (i) the rights of the Obligors, the Collateral Agent and the Lenders under this Security Agreement are subject to the terms of the Intercreditor Agreement, (ii) any obligation of the Obligors in this Security Agreement that requires delivery of Collateral to, possession or control of Collateral with, the pledge, assignment, endorsement or transfer of Collateral to or the registration of Collateral in the name of, the Collateral Agent shall be deemed complied with and satisfied if such delivery of Collateral is made to, such possession or control of Collateral is with, or such Collateral be assigned, endorsed or transferred to or registered in the name of, the Working Capital Lender, and (iii) in the event of a direct conflict between the terms and provisions of this Security Agreement and the terms and provisions of the Intercreditor Agreement, it is the intention of the Obligors, the Collateral Agent and the Lenders that such provisions shall be read together and construed, to the fullest extent possible, to be in concert with each other; however, in the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of the Intercreditor Agreement shall control and, in such case, the Obligors shall not be in breach of their obligations under this Security Agreement as a result of complying with the terms and provisions of the Intercreditor Agreement; provided that, notwithstanding the foregoing, nothing contained in this Section 25 shall limit or otherwise adversely effect the grant of a lien on or a security interest in any Collateral under Section 2 of this Security Agreement.

                  [remainder of page intentionally left blank]

     Each of the parties hereto has caused a counterpart of this Security Agreement to be duly executed and delivered as of the date first above written.


OBLIGORS:                     PRG-SCHULTZ USA, INC.,
                              a Georgia corporation

                              By:  /s/ James E. Moylan, Jr.
                                 -----------------------------------------
                              Name:    James E. Moylan, Jr.
                              Title:   Executive Vice President - Finance,
                                       Chief Financial Officer and Treasurer


                              PRG-SCHULTZ INTERNATIONAL, INC.,
                              a Georgia corporation

                              By:  /s/ James E. Moylan, Jr.
                                 -----------------------------------------
                              Name:    James E. Moylan, Jr.
                              Title:   Executive Vice President - Finance,
                                       Chief Financial Officer and Treasurer


                              PRGFS, INC.,
                              PRGLS, INC.,
                              each a Delaware corporation

                              By:  /s/ James E. Moylan, Jr.
                                 -----------------------------------------
                              Name:    James E. Moylan, Jr.
                              Title:   Senior Vice President - Finance, Chief
                                       Financial Officer, Assistant Secretary
                                       and Assistant Treasurer


                              PRGRS, INC., a Delaware corporation

                              By:  /s/ James B. McCurry
                                 -----------------------------------------
                              Name:    James B. McCurry
                              Title:   President

                  OBLIGORS:   THE PROFIT RECOVERY GROUP ASIA, INC.,
                              PRG-SCHULTZ CANADA, INC.,
                              THE PROFIT RECOVERY GROUP NEW ZEALAND, INC.,
                              THE PROFIT RECOVERY GROUP NETHERLANDS, INC.,
                              THE PROFIT RECOVERY GROUP MEXICO, INC.
                              PRG-SCHULTZ FRANCE, INC.,
                              PRG-SCHULTZ AUSTRALIA, INC.,
                              PRG-SCHULTZ BELGIUM, INC.,
                              PRG-SCHULTZ CHILE, INC.,
                              THE PROFIT RECOVERY GROUP GERMANY, INC.,
                              PRG INTERNATIONAL, INC.,
                              PRG-SCHULTZ SWITZERLAND, INC.,
                              THE PROFIT RECOVERY GROUP SOUTH AFRICA, INC.,
                              THE PROFIT RECOVERY GROUP SPAIN, INC.,
                              THE PROFIT RECOVERY GROUP ITALY, INC.,
                              PRG-SCHULTZ SCANDINAVIA, INC.,
                              PRG-SCHULTZ PORTUGAL, INC.,
                              PRG-SCHULTZ JAPAN, INC.,
                              THE PROFIT RECOVERY GROUP COSTA RICA, INC.,
                              PRG-SCHULTZ PUERTO RICO, INC.,
                              PRG USA, INC.,
                              PRG-SCHULTZ EUROPE, INC.,
                              EACH A GEORGIA CORPORATION


                              By:  /s/ James E. Moylan, Jr.
                                 -----------------------------------------
                              Name:    James E. Moylan, Jr.
                              Title:   Executive Vice President - Finance,
                                       Chief Financial Officer and Treasurer


                              HS&A ACQUISITION - UK, INC.,
                              a Texas corporation

                              By:  /s/ James E. Moylan, Jr.
                                 -----------------------------------------
                              Name:    James E. Moylan, Jr.
                              Title:   Executive Vice President - Finance,
                                       Chief Financial Officer and Treasurer

COLLATERAL AGENT:             BLUM STRATEGIC PARTNERS II, L.P.

                              By:  /s/ Jose S. Medeiros
                                 -----------------------------------------
                              Name:    Jose S. Medeiros
                              Title:   Partner

                                    EXHIBIT 5

                                    TERM NOTE

                                                              December 23, 2005

     FOR VALUE RECEIVED, PRG-SCHULTZ USA, Inc., a Georgia corporation (the "BORROWER"), hereby promises to pay to the order of PETRUS SECURITIES L.P., and its successors and assigns (the "LENDER"), on or before the Maturity Date in lawful money of the United States of America and in immediately available funds, the principal sum of six hundred, fifty-one thousand and six hundred dollars ($651,600.00), as provided in the Credit Agreement.

     The Borrower promises to pay interest on the unpaid principal amount of each Term Loan from the date of such Term Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest shall be made to the Lender in Dollars in immediately available funds. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

     This Note is one of the Notes referred to in the Credit Agreement, dated as of December 23, 2005 (as amended and modified, the "CREDIT AGREEMENT"), among the Borrower, PRG-Schultz International, Inc., a Georgia corporation (the "PARENT"), the other Credit Parties party thereto, each of the Lenders identified on the signature pages thereto (the "LENDERS") and Blum Strategic Partners II, L.P., as the collateral agent for the Lenders (in such capacity, the "COLLATERAL AGENT"). Terms used but not otherwise defined herein shall have the meanings provided in the Credit Agreement.

     The holder may endorse and attach a schedule to reflect borrowings evidenced by this Note and all payments and prepayments thereon; provided that any failure to endorse such information shall not affect the obligation of the undersigned Borrower to pay amounts evidenced hereby.

     Upon the occurrence and during the continuance of an Event of Default, all amounts evidenced by this Note may, or shall, become immediately due and payable as provided in the Credit Agreement without diligence, presentment, demand, protest or notice of protest, demand, dishonor and nonpayment of this Note, all of which are waived by the Borrower. In the event payment of amounts evidenced by this Note is not made at any stated or accelerated maturity, the Borrower agrees to pay, in addition to principal and interest, all costs of collection, including reasonable attorneys' fees.

     This Note and the Loans and amounts evidenced hereby may be transferred only as provided in the Credit Agreement.

     This Note is subordinated to the prior payment and satisfaction in cash of all Senior Debt, as defined in the Intercreditor and Subordination Agreement dated as of December 23, 2005 between Bank of America, N.A. as Senior Lender and the other parties thereto, as the same may be amended, modified, restated or supplemented from time to time (the "INTERCREDITOR AGREEMENT"), to the extent, and in the manner provided in the Intercreditor Agreement.

     This Note shall be governed by, and construed and interpreted in accordance with, the law of the State of New York.

     IN WITNESS WHEREOF, the undersigned Borrower has caused this Note to be duly executed as of the date first above written.



                                  PRG-SCHULTZ USA, INC.,
                                  a Georgia corporation


                                  By:    /s/ James B. McCurry
                                        ------------------------
                                        Name:  James B. McCurry
                                        Title: President

                                    EXHIBIT 6

                                    TERM NOTE

                                                              December 23, 2005

     FOR VALUE RECEIVED, PRG-SCHULTZ USA, Inc., a Georgia corporation (the "BORROWER"), hereby promises to pay to the order of PARKCENTRAL GLOBAL HUB LIMITED, and its successors and assigns (the "LENDER"), on or before the Maturity Date in lawful money of the United States of America and in immediately available funds, the principal sum of three million, three hundred, forty-eight thousand and four hundred dollars ($3,348,400.00), as provided in the Credit Agreement.

     The Borrower promises to pay interest on the unpaid principal amount of each Term Loan from the date of such Term Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest shall be made to the Lender in Dollars in immediately available funds. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

     This Note is one of the Notes referred to in the Credit Agreement, dated as of December 23, 2005 (as amended and modified, the "CREDIT AGREEMENT"), among the Borrower, PRG-Schultz International, Inc., a Georgia corporation (the "PARENT"), the other Credit Parties party thereto, each of the Lenders identified on the signature pages thereto (the "LENDERS") and Blum Strategic Partners II, L.P., as the collateral agent for the Lenders (in such capacity, the "COLLATERAL AGENT"). Terms used but not otherwise defined herein shall have the meanings provided in the Credit Agreement.

     The holder may endorse and attach a schedule to reflect borrowings evidenced by this Note and all payments and prepayments thereon; provided that any failure to endorse such information shall not affect the obligation of the undersigned Borrower to pay amounts evidenced hereby.

     Upon the occurrence and during the continuance of an Event of Default, all amounts evidenced by this Note may, or shall, become immediately due and payable as provided in the Credit Agreement without diligence, presentment, demand, protest or notice of protest, demand, dishonor and nonpayment of this Note, all of which are waived by the Borrower. In the event payment of amounts evidenced by this Note is not made at any stated or accelerated maturity, the Borrower agrees to pay, in addition to principal and interest, all costs of collection, including reasonable attorneys' fees.

     This Note and the Loans and amounts evidenced hereby may be transferred only as provided in the Credit Agreement.

     This Note is subordinated to the prior payment and satisfaction in cash of all Senior Debt, as defined in the Intercreditor and Subordination Agreement dated as of December 23, 2005 between Bank of America, N.A. as Senior Lender and the other parties thereto, as the same may be amended, modified, restated or supplemented from time to time (the "INTERCREDITOR AGREEMENT"), to the extent, and in the manner provided in the Intercreditor Agreement.

     This Note shall be governed by, and construed and interpreted in accordance with, the law of the State of New York.

     IN WITNESS WHEREOF, the undersigned Borrower has caused this Note to be duly executed as of the date first above written.



                                 PRG-SCHULTZ USA, INC.,
                                  a Georgia corporation


                                  By:    /s/ James B. McCurry
                                        ------------------------
                                        Name:  James B. McCurry
                                        Title: President

                                   EXHIBIT 7


                                                                  EXECUTION COPY


                         RESTRUCTURING SUPPORT AGREEMENT

          This RESTRUCTURING SUPPORT AGREEMENT is made and entered into as of December 23, 2005 (the "AGREEMENT") by and among PRG-Schultz International, Inc., a Georgia corporation ("PRG" or the "COMPANY"), and (i) each of the undersigned beneficial owners (or investment managers or advisors for the beneficial owners) of the Notes (as defined below) and (ii) each other beneficial owner (or investment manager or advisor for such beneficial owner) of the Notes that executes a counterpart signature page to this Agreement after the date of this Agreement, as provided herein (each, a "NOTEHOLDER" and collectively, the "NOTEHOLDERS").

                                    RECITALS:

     A. PRG has issued and outstanding $125,000,000 aggregate principal amount of its 4-3/4% Convertible Subordinated Notes due 2006 (the "NOTES") pursuant to that certain indenture, dated as of November 26, 2001 (the "INDENTURE"), between PRG (as successor in interest to The Profit Recovery Group International, Inc.) and SunTrust Bank, as trustee.

     B. The Noteholders are beneficial owners of the Notes (and/or are serving as the investment advisors or managers or in a similar capacity for the beneficial owners of such Notes, having the power to enter into this Agreement on behalf of such beneficial owners) in the respective aggregate principal amounts separately disclosed to PRG on a confidential basis (provided that the aggregate principal amount of the holdings of all the Noteholders shall not be deemed confidential).

     C. Exhibit A hereto (the "TERM SHEET") and the provisions hereof set forth the basic terms of a financial restructuring of the Notes to be realized through an exchange offer (the "EXCHANGE OFFER" and, collectively with any transactions substantially as contemplated by the Term Sheet or this Agreement, the "RESTRUCTURING").

     D. The parties have agreed to the terms of the Restructuring and the Noteholders each have agreed to support the Restructuring on the terms and conditions set forth herein.

     E. The Company intends to (i) conduct the Exchange Offer as soon as practicable and (ii) use commercially reasonable efforts to obtain acceptance of the Exchange Offer by the holders of 99% of the outstanding Notes.

                                   AGREEMENT:

          NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     Section 1. GENERAL.

          (a) The Company agrees and covenants that, subject to the conditions set forth on the Term Sheet, it will use its commercially reasonable best efforts to complete the Restructuring through the Exchange Offer.

          (b) The parties shall negotiate in good faith (i) the documentation regarding the Restructuring contemplated by the Term Sheet, (ii) the Exchange Offer, and (iii) the other documents contemplated hereby and thereby (collectively, the "RESTRUCTURING DOCUMENTS").

          (c) The parties hereto shall not (i) object to, delay, impede, or commence any proceeding pertaining to, or take any other action to interfere, directly or indirectly, in any material respect with the acceptance or implementation of, the Restructuring provided that the terms of the final Restructuring Documents are materially consistent with the Term Sheet and otherwise in form and substance satisfactory to the Company and the Noteholders in their reasonable discretion, (ii) encourage or support any person or entity to do any of the foregoing, (iii) in the case of the Noteholders, exercise any rights under any indenture or other agreement with the Company or instruct any trustee to exercise any such rights except as consistent with this Agreement, or
(iv) seek or solicit, propose, file, support, encourage, vote for, consent to, instruct, or engage in discussions with any person or entity, other than PRG, concerning any restructuring, workout, plan of reorganization, dissolution, winding up, acquisition or liquidation of PRG and/or its affiliates, other than the Exchange Offer, provided that the Company may, upon one Business Day's notice to the other parties hereto, respond to and engage in discussions concerning unsolicited offers that the Company's board of directors believes in good faith will lead to an alternative transaction that would provide more value to the holders of the Notes and to PRG's current shareholders than the Restructuring.

          (d) The parties agree nothing in this Agreement shall limit, modify or otherwise effect any of the Lenders' rights under that certain Credit Agreement among PRG-Schultz USA, Inc as Borrower, PRG and certain of its other affiliates, as Guarantors and certain of the Noteholders, as Lenders, dated December 23, 2005 (the "BRIDGE LOAN CREDIT AGREEMENT"), or any documents related thereto (collectively, the "BRIDGE LOAN DOCUMENTS").

     Section 2.  SUPPORT FOR THE RESTRUCTURING.

          (a) PRG agrees and covenants that it will use commercially reasonable best efforts to take or cause to be taken all actions commercially reasonably necessary and appropriate in furtherance of the Exchange Offer, including as promptly as practicable to:

              (1) prepare the solicitation materials relating to the Exchange Offer (the "SOLICITATION MATERIALS") in form and substance consistent with the Term Sheet, except to the extent otherwise consented to by the Noteholders;

              (2) commence the Exchange Offer and disseminate the Solicitation Materials in a manner customary for comparable transactions;

              (3) seek satisfaction of all conditions precedent to the Restructuring;

              (4) defend in good faith any suit or other legal or administrative proceeding seeking to interfere with, impair or impede the Restructuring;

              (5) promptly amend the Solicitation Materials, as necessary and as may be required by applicable law and provide a draft of such amended Solicitation Materials to the Ad Hoc Committee prior to the distribution of such materials to holders of the Notes;

              (6) not solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer;

              (7) so long as this Agreement is effective and has not been terminated in accordance with Section 5 or 6, hereof, and except to the extent necessary for the fulfillment of the fiduciary duties of the Company's board of directors as referred to in Section 6(c) hereof, not object to, nor otherwise commence any proceeding to oppose, the Restructuring, it being understood and agreed that the Company shall not seek, solicit, support, consent to, participate in the formulation of, or encourage any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution, or restructuring of the Company; and

              (8) subject to the satisfaction or waiver of any conditions precedent to the Exchange Offer, consummate the Exchange Offer, including delivery of all securities required to be issued thereunder (within the time that is customary for transactions of this type) and the other transactions that are part of the Restructuring.

          (b) PRG agrees and covenants that it will not, and will cause each of its direct and indirect subsidiaries not to, sell, liquidate, or dispose of any assets, outside the ordinary course of business consistent with past practices, prior to the date on which the Exchange Offer closes other than as permitted by the Section 8.5 of the Bridge Loan Credit Agreement as in effect on the Closing Date (as defined under the Bridge Loan Credit Agreement), without the prior written consent of the holders of a majority of the Notes subject to this Agreement.

          (c) Each of the Noteholders agrees and covenants that it shall, as long as this Agreement is in effect:

              (1) no later than 15 days prior to the first date scheduled for the closing of the Exchange Offer, (i) tender all Notes beneficially owned by it and (ii) cause the beneficial owner of all Notes for which the Noteholder is the investment advisor or manager having the power to vote and dispose of such Notes on behalf of such beneficial owner, to tender all such Notes together with properly completed and duly executed letter or letters of transmittal with respect to such Notes as required by the instructions to the letter of transmittal pursuant to and in accordance with the Exchange Offer within 5 business days after receipt of the relevant letters of transmittal;

              (2) not revoke any of the foregoing unless and until this Agreement is terminated in accordance with its terms;

              (3) not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer; and

              (4) so long as this Agreement is effective and has not been terminated in accordance with Section 5 or 6 hereof and the final Restructure Documents are materially consistent with the Term Sheet, not object to, nor otherwise commence any proceeding to oppose, the Restructuring, it being understood and agreed that each Noteholder shall not (i) directly or indirectly seek, solicit, support, or encourage any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution, or restructuring of the Company or (ii) commence an involuntary bankruptcy case against the Company.

     Section 3.   REPRESENTATIONS AND WARRANTIES.

          (a) Each of the parties severally represents and warrants to each of the other parties that the following statements are true and correct as of the date hereof:

              (1) POWER AND AUTHORITY. It has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

              (2) AUTHORIZATION. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

              (3) NO CONFLICTS. The execution, delivery, and performance by it of this Agreement do not and shall not (i) violate any provision of law, rule, or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents), except, with respect to the Company, for any contractual obligation that would not have a material adverse effect on the business, assets, financial condition, or results of operations of PRG and its subsidiaries, taken as a whole.

              (4) GOVERNMENTAL CONSENTS. The execution, delivery, and performance by it of this Agreement do not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with, or by, any Federal, state, or other governmental authority or regulatory body, except (i) such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and (ii) filings with NASDAQ in connection with the Restructuring.

              (5) BINDING OBLIGATION. This Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

              (6) PROCEEDINGS. No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.

          (b) Each of the Noteholders represents and warrants, severally and not jointly, to each of the other parties that the following statements are true, correct, and complete as of the date hereof:

              (1) OWNERSHIP. It has disclosed to PRG on a confidential basis the aggregate principal amount of the Notes for which (i) it is the sole beneficial owner and (ii) it is the investment advisor or manager for the beneficial owners of such Notes, having the power to vote and dispose of such Notes on behalf of such beneficial owners. It is entitled (for its own account or for the account of other persons claiming through it) to all of the rights and economic benefits of such Notes.

              (2) TRANSFERS. It has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or in part, any right, title, or interests in (or portion thereof) the Notes referred to in Subsection 3(b)(1), except as permitted by Section 4 hereto.

              (3) LAWS. It (i) is a sophisticated investor with respect to the transactions described herein with knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of owning and investing in securities similar to the Notes (including any securities that may be issued in connection with the Restructuring), making an informed decision with respect thereto, and evaluating properly the terms and conditions of this Agreement, and it has made its own analysis and decision to enter in this Agreement, (ii) is, and any person for which it is the investment advisor or manager and which is the beneficial owner of Notes is, an "accredited investor" within the meaning of Rule 501 of the Securities Act of 1933, as amended, and
(iii) it has had the opportunity to meet with management of PRG and to ask questions and review information with respect to PRG's business, financial condition, results of operations and financial and operational outlook, and it has obtained all information it deems necessary or appropriate in order to enter into this agreement and make the investment decision contemplated hereby.

     Section 4. RESTRICTION ON THE SALE OF THE NOTES. Each Noteholder individually covenants that, from the date hereof until the termination of this Agreement, such party shall not, directly or indirectly, sell, pledge, hypothecate, or otherwise transfer any Notes or any option, right to acquire, or voting, participation, or other interest therein, except to a purchaser or other entity who executes and delivers to PRG, concurrently or prior to any binding commitment with respect to such transfer, an agreement in writing to be bound by all the terms of this Agreement with respect to the relevant Notes or other interests being transferred to such purchaser (which agreement shall include the representations and warranties set forth in Section 3 hereof). This Agreement shall in no way be construed to preclude a party from acquiring additional Notes or other interests in PRG. All Notes held by a Noteholder, including Notes acquired after the date hereof shall be subject to all the terms of this Agreement.

     Section 5. TERMINATION BY THE NOTEHOLDERS. This Agreement may be terminated by Noteholders that beneficially own or act as the investment advisor or manager with respect to at least a majority of the Notes subject to the terms of this Agreement on the occurrence of any of the following events (each a "NOTEHOLDER TERMINATION EVENT"), by delivering written notice of the occurrence of such event in accordance with Section 11 below to the other parties:

          (a) the Exchange Offer has not been commenced by January 31, 2006 or completed by March 31, 2006;

          (b) after the date hereof there shall have occurred any event or circumstance that individually or in the aggregate reflect a material adverse change in the financial condition, business, or operations of the Company and its subsidiaries; or

          (c) the failure to repay all obligations under the facility contemplated by the Bridge Loan Documents (the "Bridge Loan"), in full, in cash, concurrent with the closing of the Exchange Offer

          (d) the exercise of any remedies under the Bridge Loan Documents following an Event of Default (as defined therein) arising from any the following: (i) the failure to make any scheduled payment of principal or interest as and when required under the Bridge Loan Documents; (ii) the failure by the Company to make any Mandatory Prepayments or Payment of Taxes; (iii) a default under any Other Indebtedness, unless otherwise permitted by the Bridge Loan Documents; (iv) the failure to maintain Insurance required by the Bridge Loan Documents; (v) the incurrence of any Debt or Indebtedness in excess of the limitations in the Bridge Loan Documents; (iv) any Consolidation, Dissolution or Merger in violation of the Bridge Loan Documents; (vii) making any Restricted Payments in violation of the Bridge Loan Documents; (viii) any Transactions with Affiliates in violation of the Bridge Loan Documents; (ix) taking any Restricted Action in violation of the Bridge Loan Documents; (x) making any Negative Pledge in violation of the Bridge Loan Documents; (xi) occurrence of any Bankruptcy Event or Change of Control.(1)

          (e) the exercise of any remedies under that certain Amended and Restated Credit Agreement among PRG-Schulz USA, Inc., as Borrower, PRG, and certain of its other affiliates, as Guarantors, and Bank of America, N.A., dated as of November 30, 2004, and any documents related thereto;

          (f) the Restructuring or the final Restructuring Documents do not conform to the Term Sheet with respect to the treatment of the Notes, except as modified in any non-material respect or as approved by the Ad Hoc Committee of the Noteholders (the members of which are identified on the signature pages hereto); or


----------------------
(1) All capitalized terms used in this Section 5(c) shall have the meaning given such terms in the Bridge Loan Credit Agreement.

          (g) a material breach of this Agreement by the Company that is not, by its terms, curable or that is, by its terms, curable and is not cured by the fifth calendar day after notice of such breach (for the purposes of this Agreement, the term "material breach" includes a breach of the covenant in
Section 2(b)).

     Section 6. TERMINATION BY THE COMPANY. The Company shall have the right to terminate this Agreement on the occurrence of any of the following events (each a "COMPANY TERMINATION EVENT") by giving written notice in accordance with
Section 11 below to the other parties:

          (a) the exercise of any remedies under the Bridge Loan Documents; or

          (b) a material breach of this Agreement by any of the Noteholders that is not, by its terms, curable or that is, by its terms, curable and is not cured by the fifth calendar day after notice of such breach; or

          (c) a good faith determination by the Company's board of directors (following consultation with its reputable outside legal counsel and its financial advisor of national recognized reputation) that such termination is required by its fiduciary duty to the Company, its then current shareholders, and its creditors in order to enter into an alternative transaction (whether in the form of a merger, consolidation or combination with a third party or the sale of all, substantially all, or a significant portion of the assets or businesses of the Company) that will be at least as favorable to each of such parties but more favorable to the parties as a whole, from a financial perspective, than the Restructuring and is reasonably capable of being consummated, taking into account, among other things, all legal, financial, regulatory and other aspects of the alternative transaction and the person or group making such proposal (a "SUPERIOR PROPOSAL"); provided that (i) the Bridge Loan has been paid in full, in accordance with the Bridge Loan Documents, (ii) the Company provides the Noteholders five (5) business days prior notice of the Company's intent to terminate this Agreement under this Section (c) and the terms and conditions of such Superior Proposal (including the identity of the person or group making such Superior Proposal), and (iii) the Company provides the Noteholders and their representatives a good faith opportunity during such 5 day notice period and prior to any such termination to revise the terms of the Restructuring.

     Section 7. TERMINATION OF AGREEMENT. Notwithstanding anything to the contrary in this Agreement, the Term Sheet or any other agreement, this Agreement shall terminate on the earlier of (a) the occurrence of a Noteholder Termination Event after expiration of any cure periods and satisfaction of any conditions set forth in Section 5 of this Agreement, (b) the occurrence of a Company Termination Event, after expiration of any cure periods and satisfaction of any conditions set forth in Section 6 of this Agreement, and (c) 5:00 pm on June 15, 2006.

     Section 8. EFFECT OF TERMINATION AND OF WAIVER OF TERMINATION EVENT. On the delivery of the written notice referred to in Sections 5 or 6 in connection with the valid termination of this Agreement, the obligations of each of the parties hereunder shall thereupon terminate and be of no further force and effect. Prior to the delivery of such notice the Noteholders may waive the occurrence of a Noteholder Termination Event and PRG may waive the occurrence of a Company Termination Event. No such waiver shall affect any subsequent termination event or impair any right consequent thereon. Upon termination of this Agreement, no party shall have any continuing liability or obligation to the other parties hereunder; PROVIDED, HOWEVER, that no such termination shall relieve any party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination.

     Section 9. AMENDMENTS. This Agreement may be modified, amended, or supplemented by a written agreement executed by the Company and the Noteholders that beneficially own or act as the investment advisors or managers with respect to at least a majority of the aggregate principal face amount of the Notes subject to this Agreement, PROVIDED, HOWEVER, that in the event of a material change to the Term Sheet, or a change of any of the economic terms of the Term Sheet, any Noteholder that does not consent shall have no further obligations under the Agreement.

     Section 10. FURTHER ASSURANCES. Each of the parties to this Agreement hereby further covenants and agrees to cooperate in good faith to execute and deliver all further documents and agreements and take all further action that may be commercially reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement. Each Noteholder agrees to advise the Company of any changes in the amount of Notes beneficially owned by it and the amount of Notes for which such Noteholder is the investment manager or advisor for beneficial owners.

     Section 11. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws of the State of New York. By its execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit, or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit, or proceeding, shall be brought in a federal court of competent jurisdiction in the Southern District of New York. By execution and delivery of this Agreement, each of the parties hereto hereby irrevocably accepts and submits to the jurisdiction of such court, generally and unconditionally, with respect to any such action, suit, or proceeding.

     Section 12. NOTICES. All demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier service, messenger, facsimile, telecopy, or if duly deposited in the mails, by certified or registered mail, postage prepaid-return receipt requested, and shall be deemed to have been duly given or made (i) upon delivery, if delivered personally or by courier service, or messenger, in each case with record of receipt, (ii) upon transmission with confirmed delivery, if sent by facsimile or telecopy, or (iii) two business days after being sent by certified or registered mail, postage pre-paid, return receipt requested, to the following addresses, or such other addresses as may be furnished hereafter by notice in writing, to the following parties:

               If to PRG, or any of its subsidiaries, to:

               PRG-Schultz International, Inc.
               600 Galleria Parkway, Suite 600
               Atlanta, GA 30339
               Facsimile:  (770) 779-3133
               Attn:  Clint McKellar, Esq.

               with a copy to:

               Weil, Gotshal & Manges LLP
               767 Fifth Avenue
               New York, NY 10153
               Facsimile:  (212) 310-8007
               Attn:  Michael F. Walsh, Esq.

               If to the Noteholders, or any one Noteholder, to:

               Houlihan Lokey Howard & Zukin
               685 Third Avenue, 15th Floor
               New York, NY 10017
               Facsimile:  (212) 497-3070
               Attn:  David Hilty

               with a copy to:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, NY 10022
               Facsimile:  (212) 593-5955
               Attn:  Jeffrey S. Sabin, Esq.

     Section 13. ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

     Section 14. HEADINGS. The headings of the paragraphs and subparagraphs of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

     Section 15. SUCCESSORS AND ASSIGNS. This Agreement is intended to bind and inure to the benefit of the parties and their respective permitted successors and assigns, PROVIDED, HOWEVER, that nothing contained in this paragraph shall be deemed to permit sales, assignments, or transfers other than in accordance with Section 4.

     Section 16. SPECIFIC PERFORMANCE. Each party hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause other parties to sustain damages for which such parties would not have an adequate remedy at law for money damages, and therefore each party hereto agrees that in the event of any such breach, such other parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which such parties may be entitled, at law or in equity.

     Section 17. SEVERAL, NOT JOINT, OBLIGATIONS. The agreements, representations, and obligations of the parties under this Agreement are, in all respects, several and not joint.

     Section 18. REMEDIES CUMULATIVE. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

     Section 19. NO WAIVER. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

     Section 20. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by telecopier or email shall be as effective as delivery of a manually executed signature page of this Agreement.

     Section 21. SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 22. NO THIRD-PARTY BENEFICIARIES. Unless expressly stated herein, this Agreement shall be solely for the benefit of the parties, and no other person or entity shall be a third party beneficiary hereof.

     Section 23. ADDITIONAL PARTIES. Without in any way limiting the provisions hereof, additional holders of Notes may elect to become parties by executing and delivering to PRG a counterpart hereof. Each such additional holder shall become a party to this Agreement as a Noteholder in accordance with the terms of this Agreement.

     Section 24. NO SOLICITATION. This Agreement is not intended to be, and each signatory to this Agreement acknowledges that this Agreement is not, a solicitation with respect to the Exchange Offer or with respect to any other mechanism to accomplish a restructuring of the obligations under the Notes, whether such mechanism is to be accomplished in or outside a court.

     Section 25. CONSIDERATION. It is hereby acknowledged by the parties hereto that, other than the agreements, covenants, representations, and warranties set forth herein and in the Term

Sheet, no consideration shall be due or paid to the Noteholders for their agreement to vote to accept the Exchange Offer in accordance with the terms and conditions of this Agreement.

     Section 26. RECEIPT OF ADEQUATE INFORMATION; REPRESENTATION BY COUNSEL. Each party acknowledges that it has received adequate information to enter into this Agreement and that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

                            [Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

                                 PRG-Schultz International, Inc.

                                 By:  /s/ Clinton McKellar, Jr.
                                     ------------------------------------
                                     Name:  Clinton McKellar, Jr.
                                     Title: Senior Vice President,
                                            General Counsel and Security

                                  NOTEHOLDERS:

                                  Blum Capital Partners, L.P.
                                  ---------------------------------------


                                  By:   /s/ Jose S. Medeiros
                                      -----------------------------------
                                      Name:  Jose S. Medeiros
                                      Title: Partner
                                      Address: 909 Montgomery Street, Suite 400
                                               San Francisco, CA 94133
                                      Facsimile No.:  415-283-0601
                                      Attn.:

                                  NOTEHOLDERS:

                                  Parkcentral Global Hub Limited
                                  ---------------------------------------


                                  By:   /s/ Steven Blasnik
                                      -----------------------------------
                                      Name:  Steven Blasnik
                                      Title: President
                                      Address: 2300 West Plano Parkway
                                               Plano, TX 75075
                                      Facsimile No.:  972-535-1997
                                      Attn.:  Steven Blasnik

                                  NOTEHOLDERS:

                                  Petrus Securities LP
                                  ---------------------------------------


                                  By:   /s/ Steven Blasnik
                                      -----------------------------------
                                      Name:  Steven Blasnik
                                      Title: President of General Partner
                                      Address: 2300 West Plano Parkway
                                               Plano, TX 75075
                                      Facsimile No.:  972-535-1997
                                      Attn.:  Steven Blasnik

                                  NOTEHOLDERS:

                                  Tenor Opportunity Master Fund, Ltd.
                                  ---------------------------------------


                                  By:   /s/ Robin Shah
                                      -----------------------------------
                                      Name:  Robin Shah
                                      Title: Partner
                                      Address: 65 East 55th Street
                                               New York, NY 10022
                                      Facsimile No.:  212-593-5955
                                      Attn.:  Andrew Gottesman

                                  NOTEHOLDERS:

                                  Thales Fund Management, LLC
                                  ---------------------------------------


                                  By:   /s/ A. Aadel Shaaban
                                      -----------------------------------
                                      Name:  A. Aadel Shaaban
                                      Title: Senior Analyst
                                      Address: 140 Broadway, 45th Fl
                                               New York, NY 10005
                                      Facsimile No.:
                                      Attn.:

                                    EXHIBIT A

                                   TERM SHEET

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
PROPOSED             The following describes an agreement in principle between
TRANSACTION:         PRG-Schultz International, Inc. and its subsidiaries
                     (collectively, the "COMPANY") and the Ad Hoc Committee of Holders of the Company's 4.75% Convertible Subordinated
                     Notes due 2006 (the "AD HOC COMMITTEE") and to restructure the financial obligations of the Company.

                     The Transaction will involve the recapitalization of the Company through:

                            (i) A Bridge Loan (as defined below) of $10 million to provide the Company with sufficient funds to pay the interest payment due on the Notes and additional working capital, pending the closing of the Recapitalization (as defined below);

                            (ii) A credit facility or facilities, consisting of a minimum revolver of $20 million and total commitments of no more than $47.5 million, amending or refinancing (a) the Amended and Restated Credit Agreement, dated as of November 30, 2004, among (x) PRG-Schultz USA, Inc., the Company, and certain of the Company's subsidiaries and (y) Bank of America, N.A. (the "EXISTING CREDIT FACILITY"), and (b) the Bridge Loan and

                            (iii) A pro-rata exchange of the 4.75% Convertible Subordinated Notes due 2006 issued by the Company (the "NOTES") for three new securities including: (1) New Senior Notes;
                                   (2) New Senior Convertible Notes; and (3) New Senior Series A Convertible Participating Preferred Stock (collectively the "TRANSACTION SECURITIES").

                     Points (i) through (iii), collectively are defined as the
                     "RECAPITALIZATION".
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
CREDIT FACILITIES:   BRIDGE LOAN

                     $10 million second lien loan (the "Bridge Loan") to be provided by certain holders of the Notes (or their affiliates). The Bridge Loan will have the following terms:

                            (i) Second lien on assets securing the Existing Credit Facility;

                            (ii)   12% interest in cash, payable monthly;

                            (iii)  50 bps closing fee;

                            (iv) Maturity date: Earlier of closing of the Recapitalization or August 15, 2006;

                            (v) Non-refundable commitment fee of 1.25% of $10 million, payable upon signing the Commitment Letter; an additional 1.75% Placement Fee of the amount borrowed, payable upon closing of the Bridge Loan; plus all out-of-pocket expenses;

                            (vi) Proceeds will be used for general corporate purposes to eliminate risk of adverse customer actions, including paying the interest due on the existing Notes. Up to $2.5 million may be used to fund foreign operations, provided that, if requested by the Ad Hoc Committee, appropriate promissory note and other documentation evidences such inter-company transfers and lien is received on those promissory notes. Proceeds cannot be used to make severance or similar payments to John Cook and Jack Toma.

                     REVOLVING CREDIT FACILITY/ NEW SECOND LIEN TERM LOAN

                     The Existing Credit Facility will be either amended with Bank of America or refinanced with a replacement lender to provide a minimum commitment of $20 million of senior secured financing.

                     The Bridge Loan will be repaid upon completion of the refinancing of the Existing Credit Facility with a credit facility or facilities, consisting of a minimum revolver of $20 million and total commitments of no more than $47.5 million.

----------------     -----------------------------------------------------------
TRANSACTION          In exchange for the $125 million principal amount of Notes,
SECURITIES:          the Noteholders will receive, upon the closing of the
                     exchange offer (the "Closing Date"), their pro-rata share of the following securities with preference options for the different securities structured, if possible:

                            (i)    $50 million of New Senior Notes;

                            (ii)   $60 million of New Senior Convertible Notes;
                                   and

                            (iii)  $15 million of New Senior Series A
                                   Convertible Participating Preferred Stock.

                     The interest payment due November 26, 2005 on the notes,
                     will be paid in cash from the proceeds of the Bridge Loan
                     during the 30 day grace period as soon as documentation is completed and Bank of America agrees to the terms of an
                     Intercreditor and Subordination Agreement.
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR NOTES:    Issuer:            Company

                     Face Amount:       $50 million

                     Coupon: 11.0% cash, payable semi-annually starting on the six-month anniversary of the Closing Date

                     Maturity:          5 years from the Closing Date

                     Call Protection:   Callable at any time at 104 in year 1,
                                        102 in year 2; par in year 3 until
                                        maturity plus all accrued interest
                                        thereon through the date of the
                                        prepayment

                     Convertible:       Not convertible

                     Ranking:           Senior to existing Notes with carve-out
                                        for up to $47.5 million in senior
                                        financing and an additional basket of
                                        indebtedness TBD
----------------     -----------------------------------------------------------
NEW SENIOR           Issuer:            Company
CONVERTIBLE NOTES:
                     Face Amount:       $60 million

                     Coupon: 10% cash or PIK, at the option of the Company, payable semi-annually starting on the six-month anniversary of the Closing Date

                     Maturity:          5 years from the Closing Date

                     Redemption         Callable at par plus accrued interest at
                     Rights:            any time after payment of the New Senior
                                        Notes in full

                     Ranking:           Pari passu with the New Senior Notes

                     Convertible:       At the option of the holder, the New
                                        Senior Convertible Notes are convertible at any time into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock at a conversion price of $0.65 per share.

                                        If (i) the New Senior Notes have been
                                        repaid in full; (ii) all the PIK
                                        interest and accrued interest on the New
                                        Senior Convertible Notes through the
                                        date of conversion has been paid in
                                        cash; (iii) no amount of Notes remains
                                        outstanding; (iv) the 45 day average
                                        trading price of the common stock is at
                                        $0.65 or higher at the time of the
                                        notice of conversion and (v) at least 30
                                        days prior notice has been given to the
                                        holders, then the Company can impose
                                        conversion of the New Senior Convertible
                                        Notes into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock at a conversion price of $0.65 per
                                        share.
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR           THE NEW SENIOR SERIES B CONVERTIBLE PARTICIPATING PREFERRED
CONVERTIBLE NOTES    STOCK SHALL HAVE THE FOLLOWING TERMS:
(CONTINUED):

                     Face Amount:       Principal amount of New Senior
                                        Convertible Notes converted plus, if
                                        converted at the option of the holder,
                                        any PIK and accrued and unpaid interest.

                     Dividend:          10% dividend rate payable in cash or in
                                        kind at the option of the Company.

                     Maturity:          Same as the maturity of the New Senior
                                        Convertible Notes (5 years from the
                                        Closing Date).

                     Convertible:       At the option of the holder, the New
                                        Senior Series B Convertible
                                        Participating Preferred Stock is
                                        convertible into common stock at $0.65
                                        per share.

                     Redemption:        Redeemable at face amount plus accrued
                                        dividends only upon prior or
                                        simultaneous refinancing in full of the
                                        New Senior Notes and the New Senior
                                        Convertible Notes.

                     Voting:            Votes with common stock on all issues on
                                        an as converted basis
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR SERIES A  Issuer:            Company
CONVERTIBLE
PARTICIPATING        Face Amount:       $15 million
PREFERRED STOCK:
                     Dividend:          9% dividend rate payable in cash or kind
                                        at the option of the Company

                     Maturity:          5 years from the Closing Date

                     Convertible:       Convertible into the common stock of the
                                        Company at any time at $0.28405 per
                                        share at the option of the holder
                                        Initial conversion implies 45.9% of the
                                        Common Stock of the Company prior to the conversion of the New Senior Convertible
                                        Notes into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock or its conversion into common
                                        stock.

                     Redemption:        Redeemable at face amount plus accrued
                                        dividends only upon prior or
                                        simultaneous refinancing in full of the
                                        New Senior Notes and the outstanding New
                                        Senior Convertible Notes.

                     Voting:            Votes with Common Stock on all issues on
                                        an as converted basis
----------------     -----------------------------------------------------------
EXISTING COMMON      The Company's existing common shareholders will retain
SHAREHOLDERS:        their existing shares representing approximately 54.1% of
                     the Common Stock following the initial dilution from the
                     New Senior Convertible Participating Preferred Stock (30%
                     assuming the full and immediate conversion of the New
                     Senior Convertible Notes into New Senior Series B
                     Convertible Participating Preferred Stock).
----------------     -----------------------------------------------------------
GOVERNANCE:          BOARD OF DIRECTORS:

                     Six directors to be nominated based upon post-restructuring voting ownership plus the Company's CEO.
----------------     -----------------------------------------------------------
MANAGEMENT           Shares             Phantom shares representing 10% of the
INCENTIVE PLAN:                         Common Stock

                     Recordkeeping      A notional account shall be established
                                        as to each participating executive to
                                        which the phantom shares awarded to such
                                        executive shall be credited ("PHANTOM
                                        STOCK ACCOUNT")
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
                     Vesting            1/3 on the effective date of the
                                        Recapitalization ("EFFECTIVE DATE")
                                        1/3 on the first anniversary of the
                                        Effective Date
                                        1/3 on the second anniversary of the
                                        Effective Date

                                        Vesting schedule for executives hired
                                        after the Effective Date will be over a
                                        three-year period commencing on the date of hire.

                                        100% vesting on a change in control.
                                        Conversion of the New Senior Convertible
                                        Notes, the New Senior Series A
                                        Convertible Participating Preferred
                                        Stock, and/or the New Senior Series B
                                        Convertible Participating Preferred
                                        Stock into Common Stock is not a change
                                        in control.

                     Allocation         To be determined by the Compensation
                                        Committee of the new board of directors
                                        upon the recommendation of the CEO;
                                        PROVIDED, HOWEVER, that the Company's
                                        CEO will receive a minimum of 40% of
                                        amount allocated to Management Incentive
                                        Plan

                     Anti-Dilution      Standard anti-dilution provisions PLUS
                     Provisions         dilution protection against conversion
                                        of the New Senior Convertible Notes, the
                                        New Senior Series A Convertible
                                        Participating Preferred Stock, and/or
                                        the New Senior Series B Convertible
                                        Participating Preferred Stock into
                                        Common Stock will apply to the Phantom
                                        Stock Account, but will not apply to
                                        shares of Common Stock actually
                                        distributed to the executive from such
                                        account.

                     Distribution       Distribution of the Phantom Stock
                     Events             Account shall be made, at the individual
                                        election of each executive, not earlier
                                        than the dates and in the amounts set
                                        forth below.

                                        2d anniversary of Effective Date     25%
                                        3d anniversary of Effective Date     50%
                                        4th anniversary of Effective Date    75%
                                        5th anniversary of Effective Date   100%

                                        Distribution of the entire value of an
                                        executive's Phantom Stock Account shall
                                        be made upon the executive's death,
                                        disability, or termination of
                                        employment, or a change in control (see
                                        "Vesting" above) of the Company.

                     Form of Payment    Value of Phantom Stock Account is
                                        distributed to the executive in cash to
                                        the extent required to satisfy any
                                        applicable taxes and balance in shares
                                        of Common Stock
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
                     Other Incentive    This Management Incentive Plan is in
                     Payments           addition to an annual cash bonus program
                                        based on EBITDA or other targets
                                        implemented by the Compensation
                                        Committee of the new board of directors

                     409A               The Management Incentive Plan shall
                                        comply with the requirements of Section
                                        409A of the Tax Code, as applicable
----------------     -----------------------------------------------------------
CONDITIONS:          (i)    Acceptance of the proposed exchange offer by a
                            minimum amount of 99% of Notes;

                     (ii) Acceptable documentation, including agreements from the Ad Hoc Committee members to accept and support the exchange offer (lockup) and resolution of issues related to the structure of the exchange offer;

                     (iii) Renewal of the Company's D&O policy or the purchase of an extended claims' notice period for such policy, in either case, on terms reasonably satisfactory to the current board of directors of the Company; and

                     (iv)   Acceptable renegotiation or settlement of the
                            severance agreements with John Cook and Jack Toma.
----------------     -----------------------------------------------------------